Exhibit 99.1

IAMGOLD® CORPORATION ANNUAL REPORT 2020

PRESIDENT AND CEO’S MESSAGE Looking back over the past year, we can more fully perceive the enormous impact that COVID-19 has had in every sphere of our lives: from how we work to how we meet to how we go about our daily activities. COVID-19 has had the effect of bringing Health and Safety even more into focus, and I am pleased to say that the IAMGOLD team has stepped up in response. In 2020, our global safety statistics reflected a 10% improvement from 2019 in the DART (days away, restricted, transferred duty) frequency rate, and a 23% improvement in the TRI (total recordable injuries) frequency rate - commendable achievements by our teams despite the challenges we faced. Further, IAMGOLD contributed over $1.5 million to COVID-19 efforts in our host countries, providing a range of equipment, supplies and support. And we did more than just respond to COVID-19: in 2020, we celebrated the completion of Phase 1 of the Triangle d’Eau public-private partnership to bring potable water to 60,000 people in Burkina Faso, and established the Suriname Community Fund with initial funding of $2.5 million to support qualifying local projects. We also demonstrated our commitment to high standards in Environmental, Social and Governance practices through the global implementation of the Mining Association of Canada’s Toward Sustainable Mining framework and ongoing implementation of the World Gold Council’s Responsible Gold Mining Principles. Despite the sweeping effects of COVID-19, IAMGOLD’s efforts in advancing our peer-leading growth platform took a significant step forward in 2020 with the commencement of construction of the Côté Gold Project in Canada, supported by both robust gold prices and nearly $1.5 billion in liquidity at year-end. Côté is well-positioned for a successful construction phase, following extensive de-risking work on technical studies, detailed engineering, procurement activities, permitting and community relations, carried out since the Feasibility Study was released in late 2018. Further, in 2020, the Company achieved updated production and cost guidance, generating $348 million in annual operating cash flows and producing 653,000 ounces of gold, resulting in $223 million in mine-site free cash flows, for a 280% increase over 2019. We successfully refinanced our senior bonds, extending the redemption date from 2025 into 2028 and lowering the interest rate from 7% to 5¾%, thereby ensuring that we are fully funded as we enter this development cycle. We also streamlined our portfolio of assets by divesting one of our original mines, Sadiola, in 2020, and by entering into an agreement to sell a suite of non-core royalties in early 2021. IAMGOLD’s efforts in advancing our peer-leading growth platform took a significant step forward in 2020 with the commencement of construction of the Côté Gold Project in Canada. 2021 will be a significant year for IAMGOLD. We expect our operations to produce between 630,000 to 700,000 ounces of gold and continue to generate strong mine-site free cash flows as we concurrently advance our growth platform: in North America, major earthworks are underway at Côté ahead of schedule; in West Africa, further derisking of infrastructure work is ongoing at Boto, and in South America, a full year of Saramacca ore will contribute to Rosebel. Further, a delineation drilling program is underway on the Gosselin zone, located 1.5 kilometres from Côté, to support the completion of a maiden resource estimate expected in the second half of 2021. And, at all of our sites globally, we are committed to Zero Harm®. We look forward to having you join us on the journey to our target of over 1 million ounces of gold production annually by 2024! P. Gordon Stothart President and Chief Executive Officer IAMGOLD Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 17, 2021, should be read in conjunction with IAMGOLD’s audited annual consolidated financial statements and related notes for December 31, 2020 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects of the Company’s projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Upcoming Growth Catalysts”, “Outlook”, “Market Trends”, “Annual Updates”, “Development Projects” and “Exploration”, and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “transformational”, “best-in-class”, “top-tier”, “seek”, “targets”, “suspended”, “superior return(s)”, “superior shareholder return(s)”, “cover”, “strategy”, “superior”, or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company’s earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD’s operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects, including the Côté Gold and Boto Gold projects, are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD aims to become a million-ounce gold producer as it executes on its growth strategy, including bringing Côté Gold, its fourth mine, online.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance (“ESG”) practices and employs approximately 5,000 people. IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

2020 HIGHLIGHTS

OPERATING PERFORMANCE

•

Attributable gold production from continuing operations was 653,000 ounces, down 57,000 ounces from the prior year. Attributable gold production from continuing operations for the fourth quarter was 169,000 ounces, down 10,000 ounces from the same prior year period, and up 10,000 ounces from the third quarter.

•

Attributable gold sales from continuing operations were 646,000 ounces, down 61,000 ounces from the prior year. Attributable gold sales from continuing operations for the fourth quarter were 172,000 ounces, down 12,000 ounces from the same prior year period, and up 10,000 ounces from the third quarter.

•

Cost of sales[2] from continuing operations was $1,057 per ounce, up 11% from the prior year. Cost of sales[2] from continuing operations for the fourth quarter was $1,045, up 15% from the same prior year period, and down 5% from the third quarter.

•

All-in sustaining costs[3] from continuing operations were $1,232 per ounce sold, up 8% from the prior year. All-in sustaining costs[3] from continuing operations for the fourth quarter were $1,294, up 10% from the same prior year period, and up 7% from the third quarter.

1

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

•

Total cash costs[1] from continuing operations were $984 per ounce produced, up 8% from the prior year. Total cash costs[1] from continuing operations for the fourth quarter were $998, up 6% from the same prior year period, and down 1% from the third quarter.

•

Gold margin[1] from continuing operations was $794 per ounce, up $304 per ounce from the prior year. Gold margin[1] from continuing operations for the fourth quarter was $867 per ounce, up $331 per ounce from the same prior year period, and down $35 per ounce from the third quarter.

•	Capital expenditures were $292.7 million, below the 2020 guidance of $315.0 million.

FINANCIAL RESULTS

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Revenues were $1,241.7 million, up $176.4 million or 17% from the prior year. Revenues for the fourth quarter were $347.5 million, up $54.1 million or 18% from the same prior year period, and up $12.4 million from the third quarter, reflecting an average realized gold price of $1,865 per ounce.

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Gross profit was $250.3 million, up $180.7 million or 260% from the prior year. Gross profit for the fourth quarter was $84.0 million, up $42.9 million or 104% from the same prior year period, and up $5.9 million from the third quarter.

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Net earnings from continuing operations attributable to equity holders was $38.5 million, or $0.08 per share, compared to net loss from continuing operations of $373.3 million, or $0.80 per share in the prior year. Net earnings from continuing operations attributable to equity holders for the fourth quarter was $59.0 million, or $0.12 per share, compared to net loss from continuing operations of $303.8 million, or $0.65 per share in the same prior year period, and a net loss from continuing operations of $11.6 million, or $0.02 per share in the third quarter. Net earnings for the fourth quarter and year ended 2020 included reversal of impairment charge on the Essakane Mine ($45.8 million). Net losses for the fourth quarter and year ended 2019 included an impairment charge on the Westwood Mine ($395.0 million), partially offset by a reversal of impairment charge on the Essakane Mine ($122.0 million).

•

Adjusted net earnings from continuing operations attributable to equity holders[1] was $87.7 million, or $0.19 per share[1], compared to adjusted net loss from continuing operations[1] of $30.0 million, or $0.06 per share[1] in the prior year. Adjusted net earnings from continuing operations attributable to equity holders[1] for the fourth quarter was $19.1 million, or $0.04 per share[1], compared to adjusted net loss from continuing operations[1] of $3.8 million, or $0.01 per share[1] in the same prior year period, and an adjusted net earnings from continuing operations[1] of $52.1 million, or $0.11 per share[1] in the third quarter. Adjusted net earnings from continuing operations attributable to equity holders[1] for the fourth quarter of $0.04 per share was primarily impacted by the removal of deferred tax recoveries arising solely from movements in foreign exchange rates, higher general and administrative expenses related to executive retirement benefits, and higher depreciation expense.

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Net cash from operating activities was $347.6 million, down $15.4 million from the prior year. Net cash from operating activities for the fourth quarter was $128.7 million, down $133.8 million from the same prior year period, and up $23.6 million, $56.3 million, and $84.7 million from the third, second, and first quarter, respectively.

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Net cash from operating activities before changes in working capital[1] was $368.1 million, up $0.6 million from the prior year. Net cash from operating activities before changes in working capital[1] for the fourth quarter was $108.0 million, down $118.2 million from the same prior year period, and down $0.4 million from the third quarter.

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Mine-site free cash flow[1] was $223.2 million, up $164.5 million from the prior year. Mine-site free cash flow[1] for the fourth quarter was $77.7 million, up $22.6 million from the same prior year period, and down $2.3 million from the third quarter.

•

Cash, cash equivalents, short-term investments and restricted cash totaled $986.1 million at December 31, 2020. Cash and cash equivalents were $941.5 million, short-term investments were $6.0 million and restricted cash was $38.6 million. $498.3 million was available under the credit facility.

GLOBAL COVID-19 PANDEMIC

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The global COVID-19 pandemic continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. The Company has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 pandemic on its operations, development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where the Company operates. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 pandemic on its people and business, and supporting local efforts to manage the pandemic.

•

The Company has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 pandemic. These steps included: implementation of sanitary measures recommended by Health Authorities and COVID-19 prevention protocols. The protocols address risk controls, including: restricting site access to employees, contractors and incoming supplies; screening processes (the use of external laboratories for PCR testing, the acquisition of Antigen test kits and the use of thermal cameras to check temperatures before entering the sites); physical distancing; the use of personal protective equipment; arranging additional transportation buses and increasing on-site medical personnel.

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

STRATEGIC DEVELOPMENTS

The Company’s transformational strategy centres on delivering the lower cost Côté Gold Project, de-risking the Boto Gold Project, optimizing its current operations and continuing to invest in its pipeline of brownfield and greenfield exploration. Together with its financial strategy of maintaining a strong balance sheet, the Company expects to secure favourable hedges on cost inputs and protective hedges on a portion of gold production during construction of the Côté Gold Project as appropriate, management believes the Company is positioned to deliver on its goal of superior returns to shareholders.

Reserves and Resources

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Total attributable proven and probable gold reserves decreased by 2.8 million ounces or 17% to 13.9 million ounces from the prior year. The decrease was primarily due to the sale of Sadiola, mine depletion at all operations and the previously announced reclassification of a portion of reserves at Westwood (see news release dated August 5, 2020). Excluding the sale of Sadiola, a discontinued operation, total attributable proven and probable reserves decreased by 1.2 million ounces or 7%.

•

Total attributable measured and indicated resources decreased by 12% to 23.9 million ounces, as a result of the sale of Sadiola and the Eastern Borosi Project, and mine depletion. Total attributable inferred resources decreased by 6% to 11.3 million ounces primarily as a result of the asset sales mentioned above.

Exploration

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In the third quarter 2020, the Company reported assay results from its 2020 drilling program at the Monster Lake Project in Canada. Drilling highlights included: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au.

•

In the second quarter 2020, the Company reported assay results from its 2020 diamond drilling program at the Rouyn Gold Project in Canada. Drilling highlights included: 9.8 metres grading 10.4 g/t Au and 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au). The Company reported additional assay results in the third quarter 2020. Drilling highlights included: 4.1 metres grading 10.4 g/t Au and 7.4 metres grading 8.3 g/t Au.

•

In the second quarter 2020, the Company reported initial assay results from its 2020 infill and expansion diamond drilling program at the Nelligan Project in Canada. Drilling highlights included: 25.1 metres grading 1.87 g/t Au and 27.0 metres grading 2.86 g/t Au. The Company reported additional assay results in the third quarter 2020. Drilling highlights included: 39.1 metres grading 2.14 g/t Au and 34.5 metres grading 1.85 g/t Au. The Company reported the remaining assay results in the fourth quarter 2020. Drilling highlights included: 17.3 metres grading 7.62 g/t Au and 42.0 metres grading 1.15 g/t Au.

Development and Operations

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On November 2, 2020, the Company reported that a seismic event occurred at Westwood on October 30, 2020. All employees were brought safely above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated. Milling operations restarted on November 4, 2020 to process stockpile material and Grand Duc open pit ore. The Westwood underground mine operations are suspended pending the results of the investigation and while a business recovery plan is being assessed.

•

In the third quarter 2020, prior to the seismic event, the Company filed a National Instrument (“NI”) 43-101 Technical Report for the Westwood mine, incorporating modified mining methods, operational practices and revised productivity assumptions. In this context, total attributable mineral reserves at year end decreased by 47% to 0.626 million ounces, primarily the result of more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas. Overall mineral resources at year end have remained largely unchanged. As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, the Company continues to work on converting its significant underground mineral resources to mineral reserves over time.

•

In the third quarter 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co., Ltd. (“SMM”) announced the decision to proceed with the construction of the Côté Gold Project. During the fourth quarter 2020, activities related to the construction of the Project continued with all key permits required for currently planned construction in place. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course. At December 31, 2020, detailed engineering reached 73%, which has enabled the Company to obtain firm bids and secure prices on all major equipment. As a result, approximately 45% of total expenditures from July 1, 2020 have been committed, further reducing technical and cost risks for the Project. Earthwork contractors also mobilized to site ahead of schedule and commenced work including pad preparation, road widening, and overburden stripping. Camp construction progressed with two additional dormitories in place in January 2021, allowing further ramp up at site.

•

In the second quarter 2020, Rosebel Gold Mines N.V. (“Rosebel”) signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie’s gold entitlement from the Saramacca property.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

•

In the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for an eventual construction decision and production.

Financial

•

On December 30, 2020, the Company together with its joint venture partner AngloGold Ashanti Limited (“AGA”) completed the sale of their collective interest in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”) to Allied Gold Corp (“Allied Gold”). Upon closing, the Company and AGA each received $25.0 million. In addition, on January 4, 2021, the Company and AGA each received additional consideration of $1.8 million based upon the amount by which the cash balance of Sadiola at April 30, 2020 was greater than the amount agreed pursuant to the agreement entered into by the Company and AGA with Allied Gold in December 2019.

•

During the third quarter 2020, the Company implemented a gold hedging strategy to mitigate gold price exposure and to further strengthen the balance sheet during the Côté Gold Project construction period. The Company intends, under appropriate conditions, to hedge 15% to 20% of total production between 2021 and mid-2023 through a combination of options and/or collars (see news release dated July 21, 2020). During the fourth quarter, the Company executed gold hedges for 2021 in the range of $1,600 to $2,800 per ounce on 78,040 ounces, for which a premium of $1.3 million was paid.

•

During the fourth quarter 2020, the Company executed zero cost collar option contracts based on the Brent benchmark, in the range of $40.70 to $55.00 per barrel, for the period January 2023 to September 2024 to hedge attributable fuel consumption related to mining operations at Essakane. The Company also executed zero cost collar option contracts relating to the West Texas Intermediate (“WTI”) benchmark, in the range of $31.15 to $45.00 per barrel for 2021, and in the range of $36.10 to $50.00 for the period January 2023 to September 2024. These WTI hedges are attributed to fuel consumption related to mining operations at Rosebel.

•

In the third quarter 2020, the Company issued a notice to redeem its 7% Senior Notes due 2025 for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date.

•

In the third quarter 2020, the Company announced that it had completed its private offering of $450 million aggregate principal amount of 5.75% Senior Notes (“Notes”) due 2028. The Company used the net proceeds from the offering of the Notes to fund the redemption of all of its outstanding 7% Senior Notes due 2025 and for general corporate purposes.

•

The redemption of the 7% Senior Notes and issuance of the 5.75% Senior Notes extended the term by three and a half years at a lower rate of interest. The refinancing further supports the balance sheet and helps mitigate the risk of gold price volatility and exposure. The redemption also resulted in a cash loss of $21.3 million that is expected to be offset by lower interest expense over the original term of the 7% Notes.

•	Following the new Notes issuance, both Moody’s and S&P re-affirmed their ratings of B1 and B+, respectively, for the Company.

•

In the third quarter 2020, an ESG assessment by Moody’s affiliate Vigeo Eiris ranked the Company 4th out of 45 sector peers, with notable strengths in community involvement, environmental strategy, health & safety and governance.

•

In the first quarter 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.

Organizational and Board of Directors Changes

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In the fourth quarter 2020, the Company announced the appointment of Anne Marie Toutant and Deborah Starkman as independent non-executive Directors to the Company’s Board of Directors, effective December 14, 2020.

•

In the third quarter 2020, the Company announced the retirement of Carol Banducci, EVP and CFO, effective March 31, 2021 and the retirement of Jeffery Snow, General Counsel and SVP Business Development, effective August 31, 2020. In the fourth quarter 2020, Craig MacDougall was appointed Executive Vice President, Growth, and Tim Bradburn was appointed Senior Vice President, General Counsel and Corporate Secretary.

•

In the first quarter 2020, the Company announced the retirement of Stephen J.J. Letwin, Chief Executive Officer; P. Gordon Stothart, President and Chief Operating Officer, succeeded Mr. Letwin on the Board of Directors and in the role of President and Chief Executive Officer, effective March 1, 2020.

•

In the first quarter 2020, Bruno Lemelin was appointed to the role of Senior Vice President, Operations & Projects, with oversight of all operational and project development activities across the Company.

•

In the first quarter 2020, Oumar Toguyeni was appointed to the role of Senior Vice President, International Affairs & Sustainability, with the primary objective of managing the Company’s relationships with governments and other stakeholders in West Africa and South America.

Subsequent to Year End

•

On January 4, 2021, the Company announced it has adopted new governance guidelines with respect to board renewal to reflect evolving governance best practices. The guidelines provide that: the average Board tenure should not exceed ten years, no director should chair a standing committee of the Board for more than ten years and no director should be the

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Board Chair for more than ten years. In addition, the Company announced that John Caldwell voluntarily decided to step down from the Board, effective January 4, 2021, and Mahendra Naik decided not to stand for re-election at the upcoming meeting of shareholders. Ron Gagel was appointed as Chair of the Audit and Finance Committee.

•

On January 12, 2021, the Company entered into an agreement to sell a royalty portfolio to Triple Flag Precious Metals Corp for up to $47.6 million. The royalty portfolio includes up to 39 royalties on various non-core exploration and development properties. The transaction has not been completed and is subject to customary closing conditions, a minimum value condition and, in certain instances, rights of first refusal. The transaction is expected to close during the first quarter 2021.

•

On January 21, 2021, the Company reported initial assay results from its delineation drilling program at the Gosselin Zone discovery in Canada. Drilling highlights included: 417.3 metres grading 0.95 g/t Au (including 197.2 metres grading 1.60 g/t Au), 353.0 metres grading 1.04 g/t Au (including 46.0 metres grading 3.39 g/t Au) and 86.0 metres grading 5.57 g/t Au (including 30.35 metres grading 14.70 g/t Au).

•

Subsequent to year end, the Company added gold hedges for the first half of 2023 with a collar option at strike prices between $1,700 and $2,700 per ounce on 24,000 ounces, for which a premium of $1.1 million was paid.

•

On February 12, 2021, the Company further amended the $500 million credit facility to primarily, among other things, extend the maturity date by two years to January 31, 2025 for $490 million of the available credit.

•

In January 2021, Bloomberg re-iterated the Company’s inclusion in the 2021 Bloomberg Gender-Equality Index (“GEI”) for the 3rd consecutive year. The 2021 Bloomberg GEI recognizes 380 global companies that foster a more inclusive and equitable workplace.

•

The Company ranked 10th out of 116 global mining peers based on the Corporate Knights 2021 Global 100 Sustainability scorecard. Corporate Knights reviews over 8,000 global, publicly traded companies with greater than $1 billion in annual revenues.

UPCOMING GROWTH CATALYSTS

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In North America, the Company is advancing construction of the Côté Gold Project, with the early commencement of major earthworks and the continued expansion of the construction camp. In 2021, approximately 17,000 metres of diamond drilling is planned, including 14,500 metres to continue the delineation drilling program on the Gosselin zone to support the completion of a maiden resource estimate, expected in the second half of 2021. The Company continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, Monster Lake and Rouyn Gold projects in Quebec. At Westwood, work is being done to evaluate the potential development of the Fayolle deposit, which, pending permitting, may provide incremental feed commencing in the fourth quarter 2022 to the Westwood mill as part of its “hub-and-spoke” model. This model exploits the significant mill capacity available at Westwood to bring forward regional exploration value from assets like Fayolle and the optioned Rouyn Gold Project and to enhance the overall value of Westwood with incremental production growth from such supplementary feed.

•

In West Africa, the Mill Upgrade Project at Essakane is expected to be completed in the first quarter 2021. The Company continues de-risking activities at the Boto Gold Project, by advancing engineering, building access infrastructure, and progressing with environmental and social programs to support the project development. Building on its exploration success along the Senegal-Mali Shear Zone with several other discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries, the Company has also initiated a strategic study, referred to as the “Bambouk Gold Complex,” to advance resource evaluation and delineation at the Diakha-Siribaya and Karita projects to support the evaluation of various potential development scenarios and identify regional synergies.

•

In South America, Rosebel’s camp expansion is expected to be completed by the second quarter 2021, enabling Rosebel to return to full mining rates. Remaining non-critical Saramacca infrastructure is expected to be completed by mid-year.

2020 SUMMARY

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2020	December 31, 2019	December 31, 2018
Cash and cash equivalents	$941.5	$830.6	$615.1
Short-term investments	$6.0	$6.1	$119.0
Restricted cash	$38.6	$28.1	$23.9
Total assets	$4,154.3	$3,862.1	$3,961.0
Long-term debt	$466.6	$408.5	$398.5
Available credit facility	$498.3	$499.6	$499.6

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

	Three months ended December 31,			Years ended December 31,
Financial Results ($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Continuing Operations
Revenues	$347.5	$293.4	$274.3	$1,241.7	$1,065.3	$1,111.0
Cost of sales	$263.5	$252.3	$250.3	$991.4	$995.7	$974.1

Gross profit	$84.0	$41.1	$24.0	$250.3	$69.6	$136.9

Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$59.0	$(303.8)	$(39.5)	$38.5	$(373.3)	$(31.4)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.12	$(0.65)	$(0.08)	$0.08	$(0.80)	$(0.07)

Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$19.1	$3.8	$(20.8)	$87.7	$(30.0)	$13.3
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$0.04	$0.01	$(0.04)	$0.19	$(0.06)	$0.03

Net cash from operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Net cash from operating activities before changes in working capital[1]	$108.0	$226.2	$55.7	$368.1	$367.5	$288.4
Mine-site free cash flow[1]	$77.7	$55.1	$(51.2)	$223.2	$58.7	$8.4

Key Operating Statistics
Gold sales – attributable (000s oz)	172	184	206	646	707	812
Gold production – attributable (000s oz)	169	179	216	653	710	821
Average realized gold price[1] ($/oz)	$1,865	$1,480	$1,233	$1,778	$1,397	$1,270
Cost of sales[2] ($/oz)	$1,045	$912	$843	$1,057	$950	$815
Total cash costs[1] ($/oz)	$998	$944	$792	$984	$907	$783
All-in sustaining costs[1] ($/oz)	$1,294	$1,175	$1,141	$1,232	$1,141	$1,068
Gold margin[1] ($/oz)	$867	$536	$441	$794	$490	$487

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

FINANCIAL

•

Revenues from continuing operations for 2020 were $1,241.7 million, up $176.4 million or 17% from the prior year. The increase was primarily due to higher realized gold prices ($265.6 million), partially offset by lower sales volume at Rosebel ($52.1 million), Essakane ($20.4 million) and Westwood ($17.4 million). Revenues from continuing operations for the fourth quarter 2020 were $347.5 million, up $54.1 million or 18% from the same prior year period. The increase was primarily due to higher realized gold prices ($71.9 million) and higher sales volume at Essakane ($8.1 million), partially offset by lower sales volume at Westwood ($19.3 million) and Rosebel ($6.4 million).

•

Cost of sales from continuing operations for 2020 was $991.4 million, down $4.3 million from the prior year. The decrease was due to lower depreciation expense ($18.4 million), partially offset by higher royalties ($10.6 million) resulting from higher realized gold prices and higher operating costs ($3.5 million). Cost of sales from continuing operations for the fourth quarter 2020 was $263.5 million, up $11.2 million or 4% from the same prior year period due to higher operating costs ($11.2 million) and royalties ($3.3 million), partially offset by lower depreciation expense ($3.3 million). Operating costs increased due to higher drawdowns of stockpiles compared to the reversal of previous impairments of ore stockpiles at Essakane and Rosebel in the fourth quarter 2019. The higher operating costs were partially offset by reduced costs at Westwood as the underground mine was put into care and maintenance following the seismic event. The increase in royalties was driven by higher realized gold prices.

•

Depreciation expense from continuing operations for 2020 was $256.7 million, down $18.4 million or 7% from the prior year. The decrease was primarily due to lower depreciation at Westwood resulting from the extended life of the underground blocks and impairment charge recorded in the fourth quarter 2019. Depreciation expense from continuing operations for the fourth quarter 2020 was $69.6 million, down $3.3 million or 5% from the same prior year period due to the same factor as the annual decrease partially offset by higher depreciation related to stockpiles.

•

Income tax expense for 2020 was $44.1 million, up $13.7 million from the prior year. Income tax expense for 2020 comprised current income tax expense of $55.8 million (December 31, 2019 - $38.3 million) and deferred income tax recovery of $11.7 million (December 31, 2019 - deferred income tax recovery of $7.9 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

•

Net earnings from continuing operations attributable to equity holders for 2020 was $38.5 million, or $0.08 per share, compared to net loss from continuing operations of $373.3 million, or $0.80 per share in the prior year. The increase in net earnings was primarily due to lower impairment charges, net of reversal ($333.6 million) and higher gross profit ($180.7 million), partially offset by lower interest income, derivatives and other investment gains (losses) ($53.0 million), higher other expenses ($32.6 million) and higher income tax expense ($13.7 million). Net earnings from continuing operations attributable to equity holders for the fourth quarter 2020 was $59.0 million, or $0.12 per share, compared to net loss from continuing operations of $303.8 million, or $0.65 per share from the same prior year period. The increase in net earnings was primarily due to lower impairment charges, net of reversal ($321.1 million) and higher gross profit ($42.9 million).

•

Adjusted net earnings from continuing operations attributable to equity holders[1] was $87.7 million, or $0.19 per share[1], compared to adjusted net loss from continuing operations[1] of $30.0 million, or $0.06 per share[1] in the prior year. Adjusted net earnings from continuing operations attributable to equity holders[1] for the fourth quarter 2020 was $19.1 million, or $0.04 per share[1], compared to adjusted net loss from continuing operations[1] of $3.8 million, or $0.01 per share[1] in the same prior year period.

•

Net cash from operating activities for 2020 was $347.6 million, down $15.4 million from the prior year. The decrease was primarily due to proceeds received in the prior year from the forward gold sale arrangement ($169.8 million), settlement of derivatives ($17.9 million) and higher movements in non-cash working capital items and non-current ore stockpiles ($16.0 million), partially offset by higher earnings after non-cash adjustments ($189.4 million). Net cash from operating activities for the fourth quarter 2020 was $128.7 million, down $133.8 million from the same prior year period. The decrease was primarily due to proceeds received in the prior year from the forward gold sale arrangement ($169.8 million) and lower movements in non-cash working capital items and non-current ore stockpiles ($15.6 million), partially offset by higher earnings after non-cash adjustments ($54.5 million).

•

Net cash from operating activities before changes in working capital[1] for 2020 was $368.1 million, up $0.6 million from the prior year. Net cash from operating activities before changes in working capital[1] for the fourth quarter 2020 was $108.0 million, down $118.2 million from the same prior year period.

•

Mine-site free cash flow[1] for 2020 was $223.2 million, up $164.5 million from the prior year. Mine-site free cash flow[1] for the fourth quarter 2020 was $77.7 million, up $22.6 million from the same prior year period.

•

Cash, cash equivalents, short-term investments and restricted cash were $986.1 million at December 31, 2020, up $121.3 million from December 31, 2019. The increase was primarily due to cash generated from operating activities ($347.6 million), net proceeds from the sale of a 30% interest in the Saramacca Project ($34.0 million) and net proceeds from the sale of Sadiola ($25.0 million), partially offset by spending on property, plant and equipment ($292.1 million).

OPERATIONS

•

In 2020, the Company’s global safety statistics show a 10% improvement from 2019 in the DART (days away, restricted, transferred duty) frequency rate, and a 23% improvement in the TRI (total recordable injuries) frequency rate. Through various programming, the Company continuously promotes a safe work environment.

•

As the global COVID-19 pandemic evolved, the Company adjusted and expanded the extensive measures previously implemented to protect the health and safety of employees, contractors and local communities. These measures included training on new procedures and sanitary measures recommended by Health Authorities, adjusted work schedules, physical distancing and protective equipment, restricted site access, screening processes for employees, contractors and incoming supplies, use of thermal cameras to check temperatures before site entrance, and arranging additional transportation buses and on-site medical personnel. In addition, the number of living quarters at Essakane and Rosebel were increased. Initially the on-site workforce was limited to essential personnel only. As the Company’s COVID-19 health and safety protocols were embedded in the operations, the workforce was expanded with Essakane reaching normal capacity in the third quarter 2020 and Rosebel expected to reach normal capacity in the first quarter 2021.

•

Attributable gold production from continuing operations was 653,000 ounces for 2020, down 57,000 ounces from the prior year. The decrease was primarily due to lower throughput at Rosebel (41,000 ounces) resulting from a temporary labour disruption between June 12 and July 24, 2020, the underground mine at Westwood being placed on care and maintenance due to the seismic event in the fourth quarter and the government mandated province-wide COVID-19 related shutdown between March 15 and April 15, 2020 (12,000 ounces), and lower throughput at Essakane resulting from COVID-19 related restrictions (4,000 ounces). Attributable gold production from continuing operations was 169,000 ounces for the fourth quarter 2020, down 10,000 ounces from the same prior year period. The decrease was due to the seismic event at Westwood (15,000 ounces), lower throughput at Rosebel (4,000 ounces), partially offset by higher head grades at Essakane (9,000 ounces) due to mine sequencing.

•

Attributable gold sales from continuing operations were 646,000 ounces for 2020, down 61,000 ounces from the prior year. The decrease was due to lower sales volume at Rosebel (35,000 ounces), Westwood (13,000 ounces), and Essakane (13,000 ounces). Attributable gold sales from continuing operations were 172,000 ounces for the fourth quarter 2020, down 12,000 ounces from the same prior year period. The decrease was due to lower sales volume at Westwood (14,000 ounces) and Rosebel (4,000 ounces), partially offset by higher sales volume at Essakane (6,000 ounces).

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

•

Cost of sales[1] per ounce from continuing operations for the fourth quarter and year ended 2020 of $1,045 and $1,057, respectively, were up 15% and 11% from the same prior year periods primarily due to lower sales volume in addition to the factors noted above.

•

Total cash costs[2] per ounce produced from continuing operations for the fourth quarter and year ended 2020 of $998 and $984, respectively, were up 6% and 8% from the same prior year periods due to lower production and factors noted above.

•

All-in sustaining costs[2] per ounce sold from continuing operations for the fourth quarter 2020 was $1,294, up 10% from the same prior year period due to higher cost of sales[1] per ounce. All-in sustaining costs[2] per ounce sold from continuing operations for the year ended 2020 was $1,232, up 8% from the prior year due to higher cost of sales[1] per ounce, partially offset by lower sustaining capital expenditures.

RESERVES AND RESOURCES

At December 31, 2020, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines, except at the Grand Duc satellite pit at Westwood which used a $1,350 per ounce gold price assumption. There was also no change in the gold price assumption for estimating mineral resources at Essakane, Rosebel and the exploration projects ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD’s Share	2020	2019
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	13,937	16,706
Total measured and indicated mineral resources[1,2]	23,910	27,164
Total inferred resources	11,268	11,965

1	Measured and indicated gold resources are inclusive of proven and probable reserves.
2

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2020		2019
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,200	[1]	1,200
Gold measured and indicated resources ($/oz)	1,480	[2]	1,474

Foreign exchange rate (U.S.$ / Canadian $)	1.25		1.25

1

Mineral reserves have been estimated at December 31, 2020 using a gold price of $1,200 per ounce for Essakane, Rosebel, Saramacca, Westwood,and the Boto Gold Project, and a gold price of $1,350 per ounce for the Grand Duc satellite pit at Westwood.

2

Mineral resources have been estimated at December 31, 2020, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, Rosebel, and Saramacca, and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

Total attributable proven and probable gold reserves decreased by 2.8 million ounces or 17% in 2020 to 13.9 million ounces from the end of 2019. The decrease was primarily due to the sale of Sadiola, mine depletion at all operations and the previously announced reclassification of a portion of reserves at Westwood (see news release dated August 5, 2020). Excluding the sale of Sadiola, a discontinued operation, total attributable proven and probable reserves decreased by 1.2 million ounces or 7%.

Total attributable measured and indicated gold resources (including reserves) decreased by 3.3 million ounces or 12% to 23.9 million ounces from the end of 2019. The decrease was primarily due to the sale of Sadiola and the Eastern Borosi Project, and mine depletion.

Total attributable inferred gold resources decreased by 697,000 ounces or 6% to 11.3 million ounces from the end of 2019. The decrease was primarily due to the sale of Sadiola and the Eastern Borosi Project.

1

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2021
Essakane (000s oz)	365 – 390
Rosebel (000s oz)	220 – 245
Westwood (000s oz)	45 – 65

Total attributable production (000s oz)	630 - 700

Cost of sales[2] ($/oz)	$980 - $1,030

Total cash costs[3,4] ($/oz)	$930 - $980

All-in sustaining costs[3,4] ($/oz)	$1,230 - $1,280

1

The outlook is based on 2021 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.

2	Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
4	Consists of Essakane, Rosebel, and Westwood on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2021 attributable gold production to be in the range of 630,000 to 700,000 ounces. At Essakane, production is expected to be between 365,000 and 390,000 ounces, improving from 2020 levels, with increased recoveries and throughput anticipated benefitting from targeted mill improvements. At Rosebel, production is expected to be between 220,000 and 245,000 ounces, increasing from 2020 levels as the mining operations resume their operating cadence resulting in increased mill throughput with higher grade feed. Westwood production is expected to be between 45,000 to 65,000 ounces, below 2020 levels, with continuous mill feed supplied by the Grand Duc open pit near the mill complex and a stronger second half, which is expected to benefit from the safe restart of underground operations.

The Company expects cost of sales1 on an attributable ounce sold basis to be in the range of $980 to $1,030. The Company’s guidance on total cash costs2 and all-in sustaining costs2 for 2021 is expected to be in the range of $930 to $980 per ounce produced and $1,230 and $1,280 per ounce sold, respectively. All-in sustaining cost guidance for 2021 reflects ongoing efforts to improve productivity and optimize performance across the sites, while safeguarding operations from any resurgent impacts of the global COVID-19 pandemic. The guidance the Company provides is annual and quarterly variation is normal. Costs are expected to be lower in the second half of the year compared to the first half, benefitting from higher anticipated production in the second half. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange rates as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2021 to be in the range of 365,000 to 390,000 ounces. Essakane expects to continue to optimize mining activity, lower unit costs and pursue mine and mill efficiencies as higher proportions of hard rock are processed.

Mining activity is expected to achieve elevated levels in 2021 supported through the use of a mining contractor to secure strategic pushback objectives providing greater access to higher grade ore zones. Essakane is also targeting improvements to the mine hauling fleet through upgrades that increase unit payloads and overall truck utilization. Maintenance activities are expected to sustain the improvements that have been realized in overall truck fleet availability and reliability, as well as increasing the drill fleet reliability.

Essakane is targeting completion of the mill upgrade in the first half of 2021 with improvements expected to de-bottleneck the crushing circuit which is expected to yield higher grinding capacities increasing overall throughput in addition to optimizing liner and grate configurations. Essakane expects to continue to realize improvements in gravity recoveries from the addition of a third gravity screen to mitigate any adverse effects encountered from ore pockets containing graphitic carbon.

These initiatives are designed to deliver on the 2021 production and cost targets, while positioning Essakane to pursue the evaluation of additional resources at satellite zones with the potential to add to the mine life of the Essakane operation.

ROSEBEL

The Company expects attributable production at Rosebel in 2021 to be in the range of 220,000 to 245,000 ounces. 2021 production guidance reflects the resumption of strategic pushbacks and mine development on the Rosebel concession, which were paused in 2020. These activities are intended to expose higher grade ore zones, while mining volumes at the Saramacca deposit continue to ramp up into higher grade zones. Cycle times are expected to be optimized along the newly completed haul road linking the Saramacca deposit to the Rosebel mill. While the Rosebel mining operations return to normal operating levels, the mill feed is expected to be supplemented through the processing of available ore stockpiles.

1	Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Mill throughput is expected to return to normal operating levels in 2021 reflecting continuous mining activities in the year, with head grades reflective of higher grade material sourced from the Saramacca deposit. Hard rock run rates are targeted to increase in 2021 through improvements in both blast fragmentation and crusher performance. Additional improvements to the mill are planned including replacements in the process water piping network to improve throughput, as well as upgrades to the elution circuit designed to reduce liquid losses and improve mill recoveries.

WESTWOOD

The Company expects production at Westwood in 2021 to be in the range of 45,000 to 60,000 ounces benefitting from the safe restart of underground extraction activities expected in the second half of the year. Throughout 2021 the mill feed will be supplemented with lower grade surface material from the Grand Duc satellite pit nearby the mill complex.

INCOME TAXES

The Company expects to pay cash taxes in the range of $78 million to $88 million in 2021. In that regard, total cash taxes in 2021 include an estimated additional $8 million of tax to be paid by Rosebel, pursuant to a temporary 10% Government of Suriname “Solidarity Levy”, due to expire December 31, 2021, for which the Rosebel tax stability agreement only serves to reduce the extra levy from 10% to 9%, making the rate of tax for Rosebel 45% instead of 36% for the period February 1 through December 31, 2021. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

DEPRECIATION EXPENSE

Depreciation expense in 2021 is expected to be in the range of $295 million to $305 million.

CAPITAL EXPENDITURES OUTLOOK

($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$60	$90	$150
Rosebel	50	75	125
Westwood	10	10	20

	120	175	295
Côté Gold Project (70%)	—	355	355
Boto Gold Project	—	60	60

Total[3,4,5] (±5%)	$120	$590	$710

1	Sustaining capital includes capitalized stripping of $10 million for Essakane.
2	Non-sustaining capital includes capitalized stripping of $65 million for Essakane and $45 million for Rosebel.
3	Includes $13 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
4	Capitalized borrowing costs are not included.
5	In addition to the above capital expenditures, $23 million in total principal lease payments are expected.

In 2021, the Company expects capital spending to be $710 million ± 5%. The increase in spending over 2020 reflects Côté construction spending primarily focused on major earthworks and infrastructure, expected higher capitalized stripping at both Essakane and Rosebel as a result of COVID-19 related impacts in 2020 on life-of-mine pit sequencing and Boto de-risking activities.

Sustaining

Sustaining capital guidance of $120 million and is expected to be higher than the amount expended in 2020. Total sustaining capitalized stripping of $10 million is included in sustaining capital and is also expected to be higher than in 2020. Both increases reflect re-sequencing of activities from 2020.

Non-sustaining (Development/Expansion)

Rosebel’s non-sustaining capital of $75 million includes the completion of non-critical path items related to Saramacca construction, targeted for completion in the first half of 2021, and non-sustaining capitalized stripping of $45 million. Essakane’s non-sustaining capital of $90 million primarily comprises $65 million in capitalized stripping for future production, tailings liners, village resettlement activities and the completion of the mill optimization project, targeted for completion in the second quarter 2021. Westwood’s non-sustaining capital of $10 million is primarily for underground development.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The market price of gold was $1,888 per ounce at the end of 2020. This represented an appreciation of approximately 25% since the beginning of the year. Market volatility in gold was high, reflecting global economic uncertainties. In August, the price of bullion reached a historical high of $2,075 per ounce. Factors such as low interest rates around the world and the weakened value of the U.S. dollar increased investor’s desire to hold gold in their portfolio during this time. The price of gold is a key driver of the Company’s profitability.

	Three months ended December 31,		Years ended December 31,
	2020	2019	2020	2019
Average market gold price ($/oz)	$1,874	$1,481	$1,769	$1,392
Average realized gold price[1] ($/oz)	$1,865	$1,480	$1,778	$1,397
Closing market gold price ($/oz)			$1,888	$1,515

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company’s revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures in 2020 are the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian dollar appreciated approximately 2% against the U.S. dollar in 2020. The interest rate differential favoured the Canadian dollar as U.S. yields moved to near record lows in 2020. U.S. nominal yields stayed firmly below 1% which were lower than Canadian yields for most of 2020.

The euro rallied significantly during 2020, gaining approximately 9% against the U.S. dollar. Diverging economic policies contributed to a significant narrowing of the interest rate differential between the U.S. and the Euro Zone. The U.S. Federal Reserve leaned more toward monetary policy accommodation to stabilize the U.S. economy while the European Central Bank kept its policy rate steady throughout 2020. The euro benefitted considerably from this policy divergence.

The Company is forecasting foreign exchange cash flows of approximately C$820 million in 2021. These exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information. The Company has little euro exposure as it sells a portion of its gold in euros to meet its expenses in West Africa.

The COVID-19 pandemic saw global demand for crude contract substantially in 2020. Economic activities in many countries were adversely affected by the prolonged pandemic shutdown. A sharp decline in global travel has also contributed to reduced energy consumption. All of these factors contributed to the price of Brent and WTI depreciating approximately 20% in 2020.

The Company expects its fuel consumption in 2021 to be the equivalent of approximately 1.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended		Years ended
	December 31,		December 31,
	2020	2019	2020	2019
Average rates
USDCAD	1.3027	1.3198	1.3409	1.3268
EURUSD	1.1930	1.1073	1.1419	1.1194
Closing rates
USDCAD			1.2754	1.2963
EURUSD			1.2228	1.1227

Average Brent price ($/barrel)	$45	$62	$43	$64
Closing Brent price ($/barrel)			$52	$66
Average WTI price ($/barrel)	$43	$57	$39	$57
Closing WTI price ($/barrel)			$49	$61

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2021 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$7/oz	$7/oz	$7/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
USDCAD	$0.10	$10/oz	$10/oz	$15/oz
EURUSD	$0.10	$14/oz	$14/oz	$20/oz

1	Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
2

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel and Westwood on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements and additional costs with a gold price link, which are included in total cost of sale, cash costs and all-in sustaining costs.

ANNUAL UPDATES

OPERATIONS

The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1] (000s oz)			Average Realized Gold Price[2] ($/oz)
Three months ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations	172	184	206	$1,865	$1,480	$1,233

	Attributable Gold Sales[1] (000s oz)			Average Realized Gold Price[2] ($/oz)
Years ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations	646	707	812	$1,778	$1,397	$1,270

1	Includes Essakane and Rosebel at 90% and 95%, respectively.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

The table below presents gold production attributable to the Company and cost of sales2 per ounce sold.

	Gold Production (000s oz)			Cost of Sales[1] ($ per ounce)
Three months ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	103	94	103	$993	$767	$763
Rosebel (95%)	52	56	85	1,135	1,108	856
Westwood (100%)	14	29	28	1,083	1,019	1,086

	169	179	216	$1,045	$912	$843

Cost of sales[1] ($/oz)				$1,045	$912	$843

	Gold Production (000s oz)			Cost of Sales[1] ($ per ounce)
Years ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	364	368	405	$1,023	$884	$762
Rosebel (95%)[2]	210	251	287	1,068	1,007	857
Westwood (100%)[3]	79	91	129	1,175	1,061	886

	653	710	821	$1,057	$950	$815

Cost of sales[1] ($/oz)				$1,057	$950	$815

1

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2	Cost of sales per ounce sold for Rosebel does not include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $13 per ounce; 2018 - $nil).
3	Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $16 per ounce; 2018 - $nil).

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

The table below presents total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Total Cash Costs[1] ($ per ounce produced)			All-in Sustaining Costs[1,2] ($ per ounce sold)
Three months ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	$928	$848	$723	$1,153	$1,006	$1,114
Rosebel (95%)	1,133	1,074	774	1,310	1,307	981
Westwood (100%)	1,016	1,007	1,102	1,212	1,117	1,334

	$998	$944	$792	$1,294	$1,175	$1,141

Cash costs, excluding royalties	$909	$877	$742
Royalties	89	67	50

Total cash costs[1]	$998	$944	$792

All-in sustaining costs[1,2]				$1,294	$1,175	$1,141

	Total Cash Costs[1] ($ per ounce produced)			All-in Sustaining Costs[1,2] ($ per ounce sold)
Years ended December 31,	2020	2019	2018	2020	2019	2018
Continuing operations
Essakane (90%)	$936	$871	$718	$1,098	$1,028	$1,002
Rosebel (95%)[3]	1,017	958	831	1,224	1,165	1,006
Westwood (100%)[4]	1,117	911	884	1,286	1,079	1,073

	$984	$907	$783	$1,232	$1,141	$1,068

Cash costs, excluding royalties	$900	$843	$730
Royalties	84	64	53

Total cash costs[1]	$984	$907	$783

All-in sustaining costs[1,2]				$1,232	$1,141	$1,068

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 39.
3

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Rosebel include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $13 per ounce; 2018 - $nil).

4

Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $16 per ounce; 2018 - $nil).

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

CAPITAL EXPENDITURES

	Three months ended December 31,			Years ended December 31,
($ millions)	2020[1]	2019[1]	2018[2]	2020[1]	2019[1]	2018[2]
Sustaining
Essakane[3]	$16.7	$9.8	$35.4	$37.3	$39.0	$102.5
Rosebel[3]	8.1	9.4	11.0	29.3	42.7	43.7
Westwood	2.1	3.3	6.6	11.7	13.8	23.5

Total gold segments	26.9	22.5	53.0	78.3	95.5	169.7
Corporate and other	0.4	—	0.1	0.8	0.4	1.2

	$27.3	$22.5	$53.1	$79.1	$95.9	$170.9

Non-sustaining (Development/Expansion)
Essakane	$20.7	$13.7	$23.6	$76.4	$62.0	$55.7
Rosebel	12.3	14.1	5.7	38.5	41.0	21.0
Westwood	1.9	3.2	7.9	9.5	17.9	31.6

Total gold segments	34.9	31.0	37.2	124.4	120.9	108.3
Boto Gold Project	6.2	1.1	0.4	16.1	3.3	3.9
Côté Gold Project	38.0	6.8	4.7	73.1	31.3	17.8

	$79.1	$38.9	$42.3	$213.6	$155.5	$130.0

Total
Essakane	$37.4	$23.5	$59.0	$113.7	$101.0	$158.2
Rosebel	20.4	23.5	16.7	67.8	83.7	64.7
Westwood	4.0	6.5	14.5	21.2	31.7	55.1

Total gold segments	61.8	53.5	90.2	202.7	216.4	278.0
Corporate and other	0.4	—	0.1	0.8	0.4	1.2
Boto Gold Project	6.2	1.1	0.4	16.1	3.3	3.9
Côté Gold Project	38.0	6.8	4.7	73.1	31.3	17.8

	$106.4	$61.4	$95.4	$292.7	$251.4	$300.9

Capitalized Stripping
(Included in Sustaining and Non-sustaining)
Essakane[4]	$15.6	$7.6	$11.5	$57.8	$34.0	$58.4
Rosebel[4]	7.3	3.8	1.4	14.9	6.7	6.6

Total gold segments	$22.9	$11.4	$12.9	$72.7	$40.7	$65.0

1	Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.
2	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.
3

On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2020 were $15.0 million and $7.7 million, respectively (2019 - $8.8 million and $8.9 million; 2018 - $31.9 million and $10.5 million), and for the year ended 2020 were $33.6 million and $27.8 million, respectively (2019 - $35.1 million and $40.6 million; 2018 - $92.3 million and $41.5 million).

4

Includes non-sustaining capitalized stripping for Essakane and Rosebel for the fourth quarter 2020 of $15.6 million and $7.3 million, respectively (2019 - $7.6 million and $3.4 million; 2018 - $nil) and for the year ended 2020 of $57.8 million and $14.9 million, respectively (2019 - $30.4 million and $3.4 million; 2018 - $nil).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,			Years ended December 31,
	2020	2019	2018	2020	2019	2018
Mine operating statistics
Ore mined (000s t)	3,710	5,557	3,927	15,762	17,702	13,866
Waste mined (000s t)	9,816	9,268	9,492	39,479	38,605	36,825
Total material mined (000s t)	13,526	14,825	13,419	55,241	56,307	50,691
Strip ratio[1]	2.6	1.7	2.4	2.5	2.2	2.7
Ore milled (000s t)	3,266	3,213	3,089	12,439	13,373	13,031
Head grade (g/t)	1.34	1.07	1.27	1.18	1.04	1.18
Recovery (%)	81	94	90	86	91	91
Gold production - (000s oz)	114	104	114	404	409	450
Attributable gold production - 90% (000s oz)	103	94	103	364	368	405
Gold sales - (000s oz)	115	109	105	399	413	444

Performance measures
Average realized gold price[2] ($/oz)	$1,864	$1,476	$1,232	$1,791	$1,400	$1,269
Cost of sales[3] ($/oz)	$993	$767	$763	$1,023	$884	$762
Cash costs[2] excluding royalties ($/oz)	$833	$775	$674	$845	$805	$663
Royalties ($/oz)	$95	$73	$49	$91	$66	$55
Total cash costs[2] ($/oz)	$928	$848	$723	$936	$871	$718
All-in sustaining costs[2] ($/oz)	$1,153	$1,006	$1,114	$1,098	$1,028	$1,002

1	Strip ratio is calculated as waste mined divided by ore mined.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for the fourth quarter was higher by 10% compared to the same prior year period, primarily due to the focus on mining in higher grade zones which was partially offset by lower recoveries resulting from the higher graphitic content of the ore. Attributable gold production for the year ended 2020 was lower by 1% compared to the same prior year period, primarily due to lower mill throughput from processing higher quantities of harder rock and lower recoveries, partially offset by higher grades.

Material mined in the fourth quarter was lower compared to the same prior year period due to changes in mine sequencing which led to higher waste mining in upper areas of the pit and lower ore mining at the bottom of the pit. Material mined during the year ended 2020 was slightly lower compared to the same prior year period as fewer mining crews were available resulting from COVID-19 restrictions. Although the Mill Upgrade Project (the “Mill Upgrade”) was impacted by delays in fabrication and international delivery schedules resulting from the global COVID-19 pandemic, all required equipment arrived onsite and the installation commenced in the fourth quarter. The Mill Upgrade is scheduled to be completed in the first quarter 2021.

Essakane implemented strict COVID-19 protocols to ensure the health and safety of employees, including social distancing, hand washing stations, the mandatory use of masks on site and in the offices in Ouagadougou, modifications to work rotations, the use of rapid antigen tests on employees entering the site and the quarantining of all positive and suspected cases. Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, 24/7 ambulance service and air evacuation plans for emergency situations. As these protocols were embedded in the operations, Essakane progressively reached normal capacity in the third quarter 2020. A project to add 200 beds was completed in the third quarter for alignment with the COVID-19 protocols. In addition, a 20-bed field hospital and a medical confinement house were established in Ougadougou to accommodate COVID-19 cases.

As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.

Cost of sales per ounce sold for the fourth quarter and year ended 2020 were higher by 29% and 16%, respectively, compared to the same prior year periods primarily due to higher operating costs resulting from additional drawdowns of stockpiles to feed the mill, increased cyanide consumption to accommodate changing ore characteristics, and higher royalties driven by higher realized gold prices.

Total cash costs per ounce produced for the fourth quarter and year ended 2020 were higher by 9% and 7%, respectively, compared to the same prior year periods. As noted above, this was primarily due to higher operating costs and higher royalties.

All-in sustaining costs per ounce sold for the fourth quarter 2020 were higher by 15% compared to the same prior year period, primarily due to increased cost of sales per ounce and increased sustaining capital expenditures for mobile equipment. All-in

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

sustaining costs per ounce sold for the year ended 2020 were higher by 7%, compared to the same prior year period, primarily due to increased cost of sales per ounce partially offset by lower sustaining capital expenditures.

Sustaining capital expenditures for the fourth quarter 2020 of $16.7 million included mobile equipment of $7.0 million, capital spares of $3.2 million, camp safety & security of $2.1 million, power generator overhaul of $1.6 million, mill enhancements of $0.4 million, resource development of $0.1 million, and various other sustaining capital expenditures of $2.3 million. Non-sustaining capital expenditures of $20.7 million included capitalized stripping of $15.6 million, tailings liners and dams of $3.3 million, mill upgrade of $1.0 million and various other non-sustaining capital expenditures of $0.8 million.

Sustaining capital expenditures for the year ended 2020 of $37.3 million included capital spares of $11.4 million, mobile equipment of $7.9 million, camp safety and security improvements of $4.6 million, mill enhancements of $3.3 million, power generator overhaul of $2.4 million, resource development of $1.4 million, and various other sustaining capital expenditures of $6.3 million. Non sustaining capital expenditures for the year ended 2020 of $76.4 million included capitalized stripping of $57.8 million, tailings liners and dams of $11.9 million, mill upgrade of $4.6 million, camp extension of $1.3 million, and other non-sustaining capital expenditures of $0.8 million.

Outlook

Essakane’s attributable production in 2021 is expected to be between 365,000 and 390,000 ounces. Capital expenditures are expected to be approximately $150 million, comprising $60 million of sustaining capital expenditures and $90 million of non-sustaining capital expenditures. Sustaining capital of $60 million includes capitalized stripping ($10 million), capital spares ($14 million), mobile equipment ($10 million), major rebuilds & repairs ($5 million), generator overhaul ($3 million), mill equipment ($3 million), resource development ($2 million), and other sustaining capital expenditures ($13 million). Non-sustaining capital of $90 million includes expansionary capitalized stripping ($65 million), tailings liners ($11 million), village resettlement activities ($8 million), the tailings thickening plant ($3 million) and mill upgrades ($3 million).

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended December 31,			Years ended December 31,
	2020	2019	2018	2020	2019	2018
Mine operating statistics
Ore mined[1] (000s t)	1,987	2,318	4,497	7,032	12,277	16,098
Waste mined[1] (000s t)	11,121	10,602	12,136	35,348	41,049	48,076
Total material mined[1] (000s t)	13,108	12,920	16,633	42,380	53,326	64,174
Strip ratio[1,2]	5.6	4.6	2.7	5.0	3.3	3.0
Ore milled[1] (000s t) - Total	2,663	2,900	3,037	10,320	12,166	12,209
Ore milled (000s t) - Rosebel Concession	1,305	2,900	3,037	7,973	12,166	12,209
Ore milled[1] (000s t) - Saramacca Concession	1,358	—	—	2,347	—	—
Head grade[1] (g/t)	0.90	0.68	0.95	0.82	0.71	0.82
Recovery[1] (%)	88	94	96	91	95	94
Gold production[1] (000s oz) - 100%	68	59	89	245	264	302
Gold production[3] (000s oz) - Owner Operator	55	59	89	221	264	302
Attributable gold production[3] (000s oz) - 95%	52	56	85	210	251	287
Gold sales[3] (000s oz) - 100%	55	60	91	216	254	304

Performance measures
Average realized gold price[3,4] ($/oz)	$1,870	$1,483	$1,234	$1,757	$1,387	$1,268
Cost of sales[3,5,6] ($/oz)	$1,135	$1,108	$856	$1,068	$1,007	$857
Cash costs[3,4] excluding royalties ($/oz)	$1,032	$985	$707	$915	$877	$760
Royalties ($/oz)	$101	$89	$67	$102	$81	$71
Total cash costs[3,4] ($/oz)	$1,133	$1,074	$774	$1,017	$958	$831
All-in sustaining costs[3,4] ($/oz)	$1,310	$1,307	$981	$1,224	$1,165	$1,006

1	Includes Saramacca at 100%.
2	Strip ratio is calculated as waste mined divided by ore mined.
3	Includes Saramacca at 70% from April 1, 2020.
4	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
5

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an attributable ounce sold basis (excluding the 5% non-controlling interest).

6	Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2020 of $nil (2019 - $38 per ounce; 2018 - $nil).

Attributable gold production for the fourth quarter was lower by 7% compared to the same prior year period primarily due to lower throughput resulting from unplanned mill maintenance to reline the ball mills. This decrease was partially offset by higher grades as a result of mining at the Saramacca deposit delivering 1.36 million tonnes of ore at a grade of 1.14 g/t Au.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Attributable gold production for the year ended 2020 was lower by 16%, compared to the same prior year period primarily due to the temporary work stoppage from June 12 to July 24, 2020. This decrease was partially offset by higher grades from mining at the Saramacca deposit delivering a total of 2.35 million tonnes of ore at a grade of 1.27 g/t Au.

The Saramacca haul road was completed in the fourth quarter. The project to increase camp capacity, to meet newly implemented social distancing requirements, is underway as all modules arrived on site during the quarter and are being assembled.

Additional non-critical Saramacca infrastructure will be completed in the first half of 2021.

Rosebel implemented strict COVID-19 protocols to ensure the health and safety of employees, including social distancing, the mandatory use of masks in public places or where social distancing is not possible, modifications to work rotations, the use of rapid antigen tests on 40% of employees entering the site and all contact cases and symptomatic cases on site were isolated in separate designated blocs. Confirmed cases at site were transported to Paramaribo for isolation and treatment in government medical facilities. As these protocols were embedded in the operations, the workforce recall was expanded with Rosebel operating at 75% of mining capacity by the end of the fourth quarter 2020. To accommodate the full workforce under the COVID-19 protocols, a project is underway that is expected to add an additional 300 beds by the second quarter 2021. The Mill was operating at its normal rate by the end of July with ore sourced primarily from stockpiles. Mine direct feed is planned to increase with the augmented manpower on site by the second quarter 2021. And Saramacca achieved planned mining rates in the fourth quarter. The collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations for a new agreement continue to progress.

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter were higher by 2% and 5% respectively, compared to the same prior year periods, primarily due to lower sales and production volumes, and higher royalties driven by higher realized gold prices. Cost of sales per ounce sold and total cash costs per ounce produced for the year ended 2020 were both higher compared to the prior year by 6%. This was primarily due to the reduction in sales and production volumes resulting from the temporary work stoppage from June 12 to July 24, 2020 related to the introduction of COVID-19 safety protocols, as well as higher royalties, resulting from higher realized gold prices.

All-in sustaining costs per ounce sold for the fourth quarter 2020 were consistent with the same prior year period. All-in sustaining costs per ounce sold for the year ended 2020 were higher by 5% primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

Sustaining capital expenditures for the fourth quarter 2020 of $8.1 million included resource development of $2.4 million, capital spares of $1.9 million, building upgrades of $0.7 million, mill enhancements of $0.7 million, tailings management of $0.4 million, mobile equipment of $0.4 million and various other sustaining capital expenditures of $1.6 million. Non-sustaining capital expenditures for the fourth quarter 2020 of $12.3 million included capitalized stripping of $7.3 million, $4.5 million related to the Saramacca Project and $0.5 million for the camp capacity expansion.

Sustaining capital expenditures for the year ended 2020 of $29.3 million included capital spares of $10.9 million, resource development of $4.6 million, mill equipment of $3.3 million, building upgrades of $2.7 million, tailings management of $1.9 million, mobile equipment of $1.0 million and various other sustaining capital expenditures of $4.9 million. Non-sustaining capital expenditures for the year ended 2020 of $38.5 million included $22.6 million related to the Saramacca Project, $14.9 million of capitalized stripping and $1.0 million for the camp capacity expansion. The Saramacca Project costs of $22.6 million were related to haul road, bridge and other infrastructure construction, and associated costs of vehicles and mobile equipment.

Outlook

Rosebel’s attributable production in 2021 is expected to be between 220,000 and 245,000 ounces. Capital expenditures are expected to be approximately $125 million, comprising $50 million of sustaining and $75 million of non-sustaining capital. Sustaining capital of $50 million includes capital spares ($23 million), mill upgrades ($8 million), resource development ($6 million), tailings management ($5 million), water management ($3 million), mobile equipment ($3 million), and other small projects ($2 million). Non-sustaining capital of $75 million is to secure strategic expansionary pushbacks within the Rosebel concession ($45 million) including accompanying pit infrastructure ($6 million) and the completion of infrastructure and civil works on the Saramacca property ($24 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended December 31,			Years ended December 31,
	2020	2019	2018	2020	2019	2018
Mine operating statistics
Ore mined (000s t) - Underground	40	173	133	370	537	576
Ore mined (000s t) - Other Sources	169	—	—	558	—	—
Ore mined (000s t) - Total	209	173	133	928	537	576
Ore milled (000s t)	221	218	136	932	625	693
Head grade (g/t) - Underground	6.86	4.37	6.78	5.44	4.82	6.11
Head grade (g/t) - Other Sources	1.20	—	—	1.10	—	—
Head grade (g/t) - Total	2.24	4.37	6.78	2.83	4.82	6.11
Recovery (%)	93	93	95	94	94	94
Gold production - (000s oz)	14	29	28	79	91	129
Gold sales - (000s oz)	15	29	26	81	94	124

Performance measures
Average realized gold price[1] ($/oz)	$1,864	$1,486	$1,232	$1,771	$1,407	$1,274
Cost of sales[2,3] ($/oz)	$1,083	$1,019	$1,086	$1,175	$1,061	$886
Total cash costs[1] ($/oz)	$1,016	$1,007	$1,102	$1,117	$911	$884
All-in sustaining costs[1] ($/oz)	$1,212	$1,117	$1,334	$1,286	$1,079	$1,073

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	Cost of sales, excluding depreciation, as disclosed in note 38 of the Company’s annual consolidated financial statements expressed on an ounce sold basis.
3	Cost of sales per ounce sold does not include the impact of normalization of costs for the year ended 2020 of $nil per ounce (2019 - $121 per ounce; 2018 - $nil).

On November 23, 2020, the Company announced a temporary reduction in the underground workforce of approximately 70% at the Westwood mine, as the underground operations were placed in care and maintenance following the seismic event on October 30, 2020. As reported on November 2, 2020, the cause of the seismic event is under investigation while a business recovery plan for Westwood is being assessed. The Westwood mill restarted on November 4, 2020, processing stockpile material and Grand Duc open pit ore.

Despite the underground operation suspension, the permitting process, environmental studies and sampling have commenced on the Fayolle property, which was acquired in the second quarter.

Gold production for the fourth quarter and the year ended 2020 was 52% and 13% lower, respectively, primarily due to the underground mine being put into care and maintenance. Despite the challenges faced by Westwood, the additional ore sourced from Grand Duc resulted in the highest annual mill throughput performance since 2005.

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter were higher by 6% and 1% respectively, compared to the same prior year period, primarily due to lower sales and production volumes that were partially offset by lower operating costs as the underground mine was placed in care and maintenance in the fourth quarter 2020. Cost of sales per ounce sold and total cash costs per ounce produced for the year ended 2020 were higher compared to the prior year by 11% and 23%, respectively. This was primarily due to the reduction in sales and production volumes.

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2020 were higher compared to the same prior year period by 9% and 19% respectively, primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures as a result of COVID-19 restrictions and the underground mine suspension.

Sustaining capital expenditures for the fourth quarter 2020 of $2.1 million included deferred development of $0.9 million, underground construction of $0.5 million, underground fixed equipment of $0.3 million, mobile equipment of $0.1 million and various other sustaining capital expenditures of $0.3 million. Non-sustaining capital expenditures for the fourth quarter 2020 of $1.9 million included deferred development of $0.9 million, fixed and mill equipment of $0.4 million, underground construction of $0.1 million, development drilling of $0.1 million and various other non-sustaining capital expenditures of $0.4 million.

Sustaining capital expenditures for the year ended 2020 of $11.7 million included deferred development of $7.0 million, underground fixed equipment of $2.3 million, underground construction of $1.7 million, mobile equipment of $0.2 million, and various other sustaining capital expenditures of $0.5 million. Non-sustaining capital expenditures for the year ended 2020 of $9.5 million included deferred development of $5.7 million, development drilling of $1.4 million, underground construction of $0.9 million, fixed and mill equipment of $0.5 million, mobile equipment of $0.3 million, and various other non-sustaining capital expenditures of $0.7 million.

Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the COVID-19 pandemic as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Commission des normes, de l’équité, de la santé et de la sécurité du travail (“CNESST”) to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment. In addition, site access controls have been enhanced, including temperature checks on all employees and visitors entering the site.

Outlook

Westwood’s production in 2021 is expected to be between 45,000 and 65,000 ounces with underground extraction activities expected to restart in the second half of the year supported by an operational resiliency plan targeting the safe extraction from multiple zones in the mine. Capital expenditures are expected to be approximately $20 million, consisting of $10 million in sustaining and $10 million in non-sustaining capital.

DISCONTINUED OPERATIONS

Mali – Sadiola Mine (IAMGOLD interest – 41%)

On December 30, 2020, the Company together with its joint venture partner AngloGold Ashanti Limited (“AGA”) completed the sale of their collective interest in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”) to Allied Gold Corp (“Allied Gold”). Upon closing, the Company and AGA each received $25.0 million. In addition, on January 4, 2021, the Company and AGA each received additional consideration of $1.8 million based upon the amount by which the cash balance of Sadiola at April 30, 2020 was greater than the amount agreed pursuant to the agreement entered into by the Company and AGA with Allied Gold in December 2019. The Company and AGA remain entitled to deferred consideration of $12.5 million each upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”), $12.5 million each upon the production of a further 250,000 ounces from the SSP, and $1.25 million each in the event a favourable settlement is achieved by Sadiola in ongoing litigation pending before the Malian courts.

Mali - Yatela Mine (IAMGOLD interest - 40%)

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between IAMGOLD as the operator, and Sumitomo Metal Mining Co., Ltd. (“SMM”). On July 21, 2020, the Company, together with SMM, announced the decision to proceed with the construction of the Project, which at a gold price of $1,700, on a 100% basis, is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4% (see news release dated July 21, 2020).

As at December 31, 2020, the Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 17, 2021).

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project, including PCR testing of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible. In addition to PCR testing, the Company expects to implement antigen testing. Both tests are diagnostic tools intended to reduce the spread of COVID-19 through detection and quarantine as appropriate.

The planned construction schedule is 32 months, with the following key milestones:

•	Construction start: Q3 2020 – commenced on schedule

•	Major earthworks start: Q2 2021 – commenced early, in Q1 2021

•	Process building enclosed: Q1 2022

•	Tailings Management Facility Phase 1 completed: Q4 2022

•	Commissioning completed: Q3 2023

•	Commercial production: H2 2023

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Original Plan Construction Approval Construction Start Major Earthworks Start Process Building Enclosed TMF Phase 1 Complete Commissioning Completed Commercial Production Full Production Achieved 2020 2021 2022 2023 2024 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Actual Construction Approval Construction Start Major Earthworks Start

The Company’s total expenditures (exclusive of sunk costs) from July 1, 2020, for its 70% share of the Project construction costs, net of leasing, remain in the range of $875 million to $925 million. IAMGOLD’s share of leasing is expected to be approximately $120 million, assuming a go-forward USDCAD exchange rate of 1.30 (previously approximately $80 million at an exchange rate of 1.35).

Total expenditures are primarily comprised of capital expenditures. Non-capital expenditures represent approximately 4% of the total. Total expenditures are currently expected to be incurred as set out in the table below. The minor changes from year to year reflect the timing of lease arrangements and non-critical path capital expenditures following advancement of detailed engineering and procurement with no impact on the overall Project schedule.

Distribution of Spend

Year	% Total Expenditures
	Original Estimate	Current Estimate
2020: (from July 1)	10%	6%
2021:	45%	41%
2022:	35%	35%
2023:	10%	18%

The Côté Gold Project’s costs are exposed to the Canadian dollar. As at year end and including contracts subsequently executed, the Company has hedged this exposure using forwards and collar options as follows: for 2021, approximately 44% of this exposure is hedged in the range of USDCAD 1.28 to 1.47. In addition, the Company has allocated approximately C$145 million of cash on hand to fund the Project which, together with the derivative hedges, increases the percentage of the exposure hedged to approximately 73%. For 2022, approximately 28% of this exposure is hedged in the range of USDCAD 1.30 to 1.48; and for the remaining construction costs related to 2023, approximately 65% of this exposure is hedged in the range of USDCAD 1.30 to 1.46. The Company will continue to execute hedges for the balance of the Project’s Canadian dollar exposure as appropriate. The Project is also exposed to fuel costs. The Company has hedged approximately 90% of the entire Project’s fuel exposure with collar options in the range of $33 - $50 per barrel of West Texas Intermediate oil.

During the fourth quarter 2020, activities related to the construction of the Project continued with all key permits required for currently planned construction activities in place. Additional permits are required to complete subsequent construction elements and commissioning for operations, which the Company expects to receive in due course. At December 31, 2020, detailed engineering reached 73% which has enabled the Company to obtain firm bids and secure prices on all major equipment. This included the awarding of contracts for the fabrication of long-lead items such as the ball mill and high pressure grinding rolls. As a result, approximately 45% of total expenditures from July 1, 2020 have been committed, further reducing technical and cost risks for the Project.

During the fourth quarter 2020, the earthwork contractors mobilized to site ahead of schedule and commenced work including pad preparation, road widening, and overburden stripping. Camp construction progressed with two additional dormitories in place in January 2021, allowing further ramp up at site. Of the total number of rooms planned, approximately 25% have been installed, meeting the current requirements of the site.

As at December 31, 2020, $51 million of the Project’s planned total expenditures from July 1, 2020 have been incurred.

	Three months ended December 31,			Years ended December 31,
($ millions)	2020	2019	2018	2020	2019	2018
Capital expenditures	$38.0	$6.8	$4.7	$73.1	$31.3	$17.8

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Outlook

The Project initiated earthwork construction in the first quarter 2021, ahead of schedule.

Camp construction to increase the current capacity on site will continue as planned and is expected to be fully commissioned by the second half of 2021. Detailed engineering will continue to advance and procurement will initiate the expediting phase for critical equipment contracts awarded in the fourth quarter 2020.

Total Project expenditures are expected to be $368 million in 2021, including $355 million of capital expenditures.

Greenfield Exploration

In addition to planned delineation drilling programs to support the future mining activities of the Côté deposit itself, the Company also carries out an ongoing greenfield exploration program on the Côté property. This greenfield exploration is not included in the Project budget.

In the fourth quarter 2020, the Company spent $0.5 million (2020 - $1.8 million) on greenfield exploration activities which were focused on continued delineation diamond drilling on the newly discovered Gosselin and Young-Shannon zones, located approximately 1.5 kilometres northeast of the Côté gold deposit. Approximately 4,100 metres of diamond drilling were completed during the quarter, for a total of approximately 11,800 metres completed in 2020. Subsequent to the quarter, the Company reported first assay results from the ongoing delineation drilling program with highlights including: 417.3 metres grading 0.95 g/t Au, including 197.2 metres grading 1.60 g/t Au; 353.0 metres grading 1.04 g/t Au, including 46.0 metres grading 3.39 g/t Au; and 86.0 metres grading 5.57 g/t Au, including 30.35 metres grading 14.70 g/t Au (see news release dated January 21, 2021).

In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté property. Approximately 17,000 metres of diamond drilling is planned, including 14,500 metres to continue the delineation drilling program on the Gosselin zone to support the completion of a maiden resource estimate, expected in the second half of 2021.

Boto Gold Project, Senegal

As at December 31, 2020, the Boto Gold Project (on a 100% basis) reported estimated probable mineral reserves totaling 29.0 million tonnes grading 1.7 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news release dated February 17, 2021).

In line with company-wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project, the mandatory use of masks in vehicles, common areas, or where social distancing is not possible and thermal screening of all personnel and visitors entering the site.

During the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. With the receipt of the mining permit, the Project is fully permitted and is positioned for a construction decision and eventual production. The Company also announced the results on various project development and operating optimizations studies undertaken since the completion of the 2018 Feasibility Study and filed a supporting National Instrument 43-101 Technical Report. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the study suggests an after-tax net present value (using a 6% discount rate) of $219 million using a gold price assumption of $1,350 per ounce (see news releases dated October 22, 2018, January 13, 2020, and February 14, 2020). The capital cost estimate in the Optimization Study reflects pricing as at the second quarter 2019 and is deemed to have an overall accuracy of ±15%. The Optimization Study estimate excludes escalation, inflation and the impact of project and schedule changes.

During the fourth quarter 2020, Project de-risking activities continued, with project engineering advancing to approximately 70% complete. Activities included commencing road construction, commissioning a construction camp, commencing earthworks for the permanent camp, and awarding engineering contracts related to plant equipment design. Various geotechnical and hydrogeological assessments are currently underway which will be used to refine facility and pit design. Restrictions related to the COVID-19 pandemic eased during the fourth quarter, allowing work on site to progress with the proper controls and processes in place to ensure a safe working environment for all personnel and nearby communities. Capital expenditures in 2020 totaled $16.1 million.

Throughout 2020, the Company completed approximately 23,000 metres of diamond and reverse circulation (“RC”) drilling. Exploration efforts continued to focus on infill and delineation drilling aimed at resource conversion, as well as continued efforts to expand existing resources and evaluate selected target areas within the exploitation permit to discover new zones of mineralization with potential to increase existing resources.

Outlook

In 2021, capital expenditures are expected to total $60 million with an early works package that includes the completion of a year-round access road, engineering for critical plant equipment, and sustainability programs targeted to promote cohesion with local communities and ensure adequate environmental protections. Additional expenditures are being incurred in the process of de-risking and positioning the project for a construction decision. Project management efforts continue with advancement of the Project in advance of an eventual construction decision.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

EXPLORATION

Throughout 2020, the Company was active at brownfield and greenfield exploration projects in selected countries located in West Africa and the Americas.

In 2020, expenditures for exploration and project studies totaled $36.3 million compared to $51.2 million in the prior year, of which $27.7 million was expensed and $8.6 million was capitalized. The Company’s accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration and project expenditures reflected challenges and program deferrals associated with the global COVID-19 pandemic. Drilling activities on active projects and mine sites totaled approximately 192,000 metres for the year, within the 2020 program guidance.

	Three months ended December 31,			Years ended December 31,
($ millions)	2020	2019	2018	2020	2019	2018
Exploration projects - greenfield	$6.1	$6.2	$7.3	$19.9	$27.7	$31.0
Exploration projects - brownfield[1]	5.1	5.2	7.2	16.4	19.3	25.8

	11.2	11.4	14.5	36.3	47.0	56.8

Feasibility and other studies	—	1.6	7.2	—	4.2	23.7

	$11.2	$13.0	$21.7	$36.3	$51.2	$80.5

1

Exploration projects - brownfield for 2020, 2019 and 2018 excluded expenditures related to Joint Ventures of $nil, $nil, and $0.2 million, respectively, and included near-mine exploration and resource development of $8.4 million, $9.9 million and $12.6 million, respectively.

OUTLOOK

In 2021, planned exploration program spending (excluding project studies) will total $56 million, comprising near mine brownfield and greenfield exploration programs. Brownfield programs will continue to focus on resource conversions at all operational sites, as well as evaluate associated regional targets to identify and delineate, as required, potential new satellite resources to sustain future production, including advancing the “hub-and-spoke” operational concept for Westwood at the Fayolle and Rouyn Gold projects in Quebec. Greenfield programs will continue to focus on the delineation and expansion of resources at the Company’s development and advanced resource stage projects including: the Gosselin zone at the Côté Gold Project in Ontario, the Diakha deposit and Karita discovery near the Boto Gold Project as part of the Bambouk regional program in West Africa, and at the Nelligan Gold Project in Quebec. In addition, the Company continues to explore for new discoveries in its industry leading portfolio of advanced to early-stage greenfield projects.

The 2021 resource development and exploration program will include between 240,000 to 280,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$33	$33
Exploration projects - brownfield[2]	13	10	23

	$13	$43	$56

1	The 2020 planned spending for capitalized expenditures of $13 million is included in the Company’s capital spending guidance of $710 million (±5%).
2	Exploration projects - brownfield include planned near-mine exploration and resource development of $13 million.

BROWNFIELD EXPLORATION PROJECTS

The Company’s mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2020 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2020, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 101.8 million tonnes grading 0.9 g/t Au for 3.0 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 126.4 million tonnes grading 1.0 g/t Au for 3.8 million contained ounces and attributable inferred resources totaled 9.2 million tonnes grading 1.1 g/t Au for 317,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 17, 2021).

In the first quarter 2020, the Company filed a National Instrument 43-101 Technical Report on the Carbon-In-Leach (“CIL”) and Heap Leach feasibility study which supported an investment scenario to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of CIL operations (see news release dated February 12, 2020).

During 2020, the Company completed approximately 7,200 metres of diamond and RC drilling focused on infill and resource development at the Essakane Main Zone (“EMZ”) and the Falagountou deposit, as well as at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ.

In 2021, approximately 7,200 metres of diamond and reverse circulation drilling is planned to continue to evaluate the resource potential at select high-priority targets within trucking distance to Essakane, including GEM, Korizena, and Tassiri.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Rosebel, Suriname

As at December 31, 2020, the Company reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 124.0 million tonnes grading 1.9 g/t Au for 4.1 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 277.2 million tonnes grading 1.0 g/t Au for 8.6 million contained ounces and attributable inferred resources totaled 67.1 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 17, 2021).

During 2020, the Company completed approximately 47,150 metres of diamond and RC drilling focused on evaluating potential resource expansions in the vicinity of existing operations. In the fourth quarter 2020, approximately 15,600 metres of infill diamond drilling were completed at the J Zone, Pay Caro, Koolhoven and Rosebel pits on the Rosebel mine concession to upgrade inferred resources to the indicated category. Drilling activities at the Saramacca pit were postponed to 2021. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko – Saramacca trend. Approximately 6,300 metres of RC drilling were completed during the fourth quarter, for a total of 7200 metres for the year.

In 2021, approximately 61,000 metres of diamond and reverse circulation drilling is planned to improve resource confidence, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding exploration concessions.

Westwood, Canada

As at December 31, 2020, the Company reported total estimated attributable proven and probable mineral reserves at Westwood of 3.9 million tonnes grading 4.9 g/t Au for 626,000 contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 7.2 million tonnes grading 7.0 g/t Au for 1.6 million contained ounces and attributable inferred resources totaled 7.0 million tonnes grading 8.0 g/t Au for 1.8 million contained ounces (see news release dated February 17, 2021).

During the fourth quarter 2020, underground excavation totaled 737 metres of lateral development for a total of 5,167 metres excavated in 2020. In addition, close to 5,000 metres of resource development diamond drilling and approximately 1,370 metres of geotechnical drilling were completed in the fourth quarter for a total of approximately 11,000m metres of surface and 49,700 metres of underground resource development and geotechnical diamond drilling in 2020. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined underground. The surface program focused on upgrading inferred resources at the Grand Duc satellite pit, located 1 kilometre west of the Westwood mill.

In 2021, approximately 39,000 metres of underground and surface diamond drilling are planned that will continue to focus on resource definition and development and include 10,000 metres on surface exploration projects.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2020. Highlights included:

Diakha-Siribaya, Mali

As at December 31, 2020, the Company (on a 100% basis) reported total indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 17, 2021).

During the fourth quarter 2020, the Company completed approximately 300 metres of RC drilling to initiate exploration of target areas near the Siribaya Zone 1B deposit. Throughout 2020, exploration activities focused on exploring selected high-priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit, as well as testing for extensions of the Diakha deposit along strike to the south. Approximately 2,300 metres of diamond and RC drilling were completed in 2020.

The 2021 exploration program will involve the completion of approximately 22,000 metres of infill drilling at the Diakha deposit to upgrade inferred ounces in support of ongoing evaluation studies of the Bambouk Regional Complex concept.

Karita, Guinea

The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company’s Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.

During 2019, a first pass drilling program totalling approximately 1,800 metres of RC drilling was completed from which reported assay results confirmed a new discovery of mineralization along this portion of the Senegal-Mali Shear Zone. Assay highlights include: 29.0 metres grading 2.96 g/t Au; 21.0 metres grading 9.01 g/t Au; and 16.0 metres grading 3.17 g/t Au (see news release dated October 2, 2019).

Throughout 2020, exploration efforts focused on logistical preparations and planning for the commencement of a resource evaluation drilling program. Due to significant logistical impacts arising from the COVID-19 pandemic in 2020, the program was delayed and has been re-scheduled for 2021. The 2021 exploration program will include an approximately 20,000 metre delineation drilling program to support a future maiden resource estimate.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Pitangui, Brazil

As at December 31, 2020, the Company reported (on a 100% basis) mineral resources at the São Sebastião deposit comprised of indicated resources totaling 3.3 million tonnes grading 4.4g/t Au for 470,000 contained ounces; and additional inferred resources totaling 3.6 million tonnes grading 3.8 g/t Au for 433,000 contained ounces (see news release dated February 17, 2021).

During 2020, approximately 1,100 metres of diamond drilling were completed to evaluate regional exploration targets located within the approximately 180 square kilometre exploration licenses. For much of the year, all field-based exploration activities were suspended in response to the COVID-19 pandemic.

The 2021 exploration program will continue to evaluate targeted resource expansions and evaluate selected targets on the large property position.

Monster Lake Joint Venture, Canada

As at December 31, 2020, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.1 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news release dated February 17, 2021).

During the fourth quarter 2020, the Company acquired TomaGold’s remaining 25% interest in the Monster Lake Project. Total consideration was C$8.5 million which included a C$500,000 cash payment and the issuance of 1,464,377 common IAMGOLD shares. The Company holds an undivided 100% interest in the Project (see TomaGold’s news releases dated September 17 and November 11, 2020).

Throughout 2020, the Company completed approximately 3,000 metres of diamond drilling focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019 and reported assay results which included the following highlights: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au (see news release dated August 13, 2020).

The 2021 exploration program will focus on identifying and evaluating new targets on a project-scale including the completion of a regional till sampling and geological mapping program. Approximately 3,400 metres of diamond drilling is also planned to continue evaluating the resource potential of the Annie Shear Zone, located along the +4 km long structural corridor hosting the Megane 325 resource.

Nelligan Joint Venture, Canada

The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.

As at December 31, 2020, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.0 g/t Au for 3.2 million contained ounces (see news release dated February 17, 2021).

Throughout 2020, the Company completed approximately 7,600 metres of diamond drilling focused on infill and step-out drilling at the Renard Zone to evaluate resource extensions at depth and along strike. Assay results from the 2020 drilling program were reported throughout the year, with highlights including: 25.1 metres grading 1.87 g/t Au, 27.0 metres grading 2.86 g/t Au, 39.1 metres grading 2.14 g/t Au, and 34.5 metres grading 1.85 g/t Au, 17.3 metres grading 7.62 g/t Au and 42.0 metres grading 1.15 g/t Au (see news releases dated June 18, August 11, and December 2, 2020).

In 2021, the results of a metallurgical sampling and testing program are expected which will provide additional information to continue to refine process flow sheet parameters, help improve the Company’s understanding of potential gold recovery, and establish grinding and milling characteristics of the mineralization. The exploration program will continue focus on resource expansion with approximately 10,000 metres of diamond drilling planned to support the completion of an updated resource estimate expected in the second half of 2021. Exploration activities will also continue to identify and evaluate new targets outside the current resource footprint elsewhere on the property.

Rouyn Option, Canada

The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

During 2020, the Company completed approximately 16,400 metres of diamond drilling designed to infill and test lateral extensions of the Lac Gamble zone as well as to test select high-priority targets near the historic Astoria deposit, located approximately 1 kilometre to the east of Lac Gamble zone. Assay results from Lac Gamble reported throughout the year included: 9.8 metres grading 10.4 g/t Au, 9.8 metres grading 27.8 g/t Au (including 4.4 metres grading 58.4 g/t Au), 4.1 metres grading 10.4 g/t Au, and 7.4 metres grading 8.3 g/t Au (see news releases dated May 13 and August 20, 2020).

In 2021, a 14,000 metre diamond drilling program is planned to further delineate the Lac Gamble and Astoria zones, to support a future maiden resource estimation. The program will also initiate the evaluation of the resource potential of other selected targets including in the Cinderella and Augmitto areas.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Eastern Borosi Joint Venture, Nicaragua

During the third quarter 2020, the Company divested its 70% interest in the Eastern Borosi Project to Calibre Mining Corp. Total consideration included $4.1 million in cash and shares, and a 2.0% Net Smelter Return on future production from the property in favor of the Company (see Calibre’s news releases dated August 13 and August 20, 2020).

OTHER

Loma Larga, Ecuador

The Company, through its 35.5% (December 31, 2019 - 35.6%) equity ownership interest in INV Metals Inc. (“INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. The Company’s ownership interest in INV Metals decreased to 35.5% in the first quarter 2020 on the issuance of additional shares by INV Metals.

During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals’ news release dated March 31 and April 14, 2020).

During the third quarter 2020, INV Metals completed an Environmental Impact Study and remains focused on permitting and financing Loma Larga with the goal of commencing development in 2021. In addition, INV Metals announced that the Ecuadorian Constitutional Court upheld the rights of mining concession holders, solidifying any lawful rights that were previously potentially in jeopardy (see INV Metals’ news release dated September 21, 2020).

Subsequent to year end, the Company participated in INV Metals’ private placement of common shares and acquired an additional 4.8 million common shares of INV Metals at a price of C$0.45 per share for an aggregate amount of $1.7 million (C$2.2 million). This acquisition allowed the Company to maintain a 35.5% ownership interest in INV Metals (see news release dated January 29, 2021).

QUARTERLY FINANCIAL REVIEW

	2020				2019
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$347.5	$335.1	$284.6	$274.5	$293.4	$274.4	$246.5	$251.0
Net earnings (loss) from continuing operations[1]	$68.0	$(7.7)	$27.3	$(32.9)	$(291.1)	$(8.4)	$(18.5)	$(40.7)
Net earnings (loss) from discontinued operations	$4.1	$—	$—	$—	$(50.1)	$7.2	$4.2	$(0.6)

Net earnings (loss) attributable to equity holders of IAMGOLD	$63.1	$(11.6)	$25.5	$(34.4)	$(353.9)	$(3.0)	$(14.4)	$(41.3)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.13	$(0.02)	$0.05	$(0.07)	$(0.76)	$—	$(0.03)	$(0.09)

1	In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2020, the Company had $947.5 million in cash, cash equivalents and short-term investments. Cash and cash equivalents were $941.5 million and short-term investments were $6.0 million.

As at December 31, 2020, the Company had $38.6 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.

As at December 31, 2020, the Company had C$215.3 million ($168.8 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($15.4 million) compared to December 31, 2019. The increase was primarily due to the second and final instalment for additional collateral requirements in the first quarter 2020 pursuant to the new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.

As at December 31, 2020, performance bonds of C$39.1 million (December 31, 2020 - $30.7 million) were outstanding to guarantee the Company’s obligations in accordance with section 36 of the Fisheries Act (Canada) and the Connection and Cost Recovery Agreement related to the Côté Gold Project.

Working capital as at December 31, 2020, was $1,060.7 million, up $63.7 million compared to December 31, 2019. The increase was due to higher current assets ($132.5 million), partially offset by higher current liabilities ($68.8 million).

Current assets as at December 31, 2020 were $1,395.5 million, up $132.5 million compared to December 31, 2019. The increase was primarily due to higher cash and cash equivalents ($110.9 million) and higher inventories ($18.8 million).

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Current liabilities as at December 31, 2020 were $334.8 million, up $68.8 million compared to December 31, 2019. The increase was primarily due to higher: accounts payable and accrued liabilities ($32.8 million); income taxes payable ($16.8 million), and derivative liabilities ($9.4 million).

Working Capital	December 31, 2020	December 31, 2019	December 31, 2018
Working capital[1] ($ millions)	$1,060.7	$997.0	$859.7
Current working capital ratio[2]	4.2	4.7	4.8

1	Working capital is defined as current assets less current liabilities.
2	Current working capital ratio is defined as current assets divided by current liabilities.

On September 23, 2020, the Company completed the issuance of $450 million of Senior Notes at face value due in 2028 with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by some of the Company’s subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

On September 8, 2020, the Company issued a notice to redeem its 7% Senior Notes for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The redemption resulted in a cash loss of $21.3 million and a non-cash loss on the related embedded derivative of $17.0 million and other net non-cash losses of $1.2 million that were all recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings (loss).

The 5.75% Senior Notes extend the maturity of the Company’s long term debt by 3 years, providing financial flexibility as it executes on its growth strategy, while at the same time reducing the annual cost to service the debt. The Company was able to issue the Notes at a historically low coupon rate for high yield debt issuers. The Company estimated interest savings of $22.5 million over the original term of the 7% Senior Notes due to the lower interest rate. The cash loss and interest savings amounts are similar, and are expected to result in a minimal net cash impact. The Company will benefit, however, from lower interest expense for the balance of the term of the Notes, beyond 2025, as well as from lower call prices for the Notes.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.

On February 26, 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024. The Company was in compliance with its credit facility covenants as at December 31, 2020.

On February 12, 2021, the Company further amended the $500 million credit facility to primarily, among other things, extend the maturity date by two years to January 31, 2025 for $490 million of the available credit.

As at December 31, 2020, the Company had letters of credit in the amount of $1.7 million issued under the credit facility, to guarantee certain environmental indemnities.

On January 15, 2019, the Company entered into a forward gold sale arrangement (“Arrangement”) with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation (“Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.

On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa (“Equipment Loan”) with an interest rate of 5.95% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on May 31, 2024 and is repayable in monthly installments starting June 30, 2020. The loan is carried at amortized cost on the Consolidated balance sheets.

As previously noted in the July 21, 2020 news release concerning the construction of the Côté Gold Project, the Company indicated that it may enter into derivative contracts to mitigate financial exposures. In order to mitigate gold price exposure and to further strengthen the balance sheet, the Company intends, under appropriate conditions, to hedge 15 to 20% of total production to cover the construction period of the Project between 2021 and mid-2023 through a combination of options and/or collars. Refer to the Market Risk section below - Summary of Hedge Portfolio for the outstanding gold bullion contracts.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

Periodically, the Company reviews opportunities to return capital to its shareholders including its dividend policy and share buy back program in the context of market conditions, share price, its financial position, capital requirements, forecast performance and realized gold prices. The Company is committed to delivering superior shareholder returns, with the next thirty months centered on developing its top-tier Côté Gold Project. This project requires significant capital investment funded by the Company’s current cash position and future cash flows from operations. As Côté Gold becomes operational, dependent on the gold price environment, the Company expects to generate significant free cash flow. This will allow the Company to consider its dividend policy through instituting a sustainable dividend or a share repurchase program that would recognize the interests of its shareholders in the Company’s anticipated strong performance while balancing capital allocation between future growth and distributions to shareholders.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at December 31, 2020 were $1,638.3 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
As at December 31, 2020	Total	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
Long-term debt	$690.0	$36.9	$69.7	$55.8	$527.6
Purchase obligations	120.3	90.4	20.2	9.2	0.5
Capital expenditure obligations	400.6	248.6	152.0	—	—
Lease obligations	72.4	21.1	34.6	15.1	1.6

Total contractual obligations	1,283.3	397.0	276.5	80.1	529.7
Asset retirement obligations	355.0	6.8	12.3	25.0	310.9

	$1,638.3	$403.8	$288.8	$105.1	$840.6

The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

CASH FLOW

	Three months ended December 31,			Years ended December 31,
($ millions)	2020	2019	2018	2020	2019	2018
Net cash from (used in) per consolidated financial statements:
Operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Investing activities	(78.0)	(62.8)	2.4	(246.2)	(149.8)	(224.9)
Financing activities	(9.0)	(7.4)	(3.2)	0.8	0.8	(10.5)
Effects of exchange rate fluctuation on cash and cash equivalents	9.2	4.3	(3.1)	8.7	1.5	(4.7)

Increase (decrease) in cash and cash equivalents	50.9	196.6	19.2	110.9	215.5	(49.0)
Cash and cash equivalents, beginning of the year	890.6	634.0	595.9	830.6	615.1	664.1

Cash and cash equivalents, end of the year	$941.5	$830.6	$615.1	$941.5	$830.6	$615.1

OPERATING ACTIVITIES

Net cash from operating activities for 2020 was $347.6 million, down $15.4 million from the prior year. The decrease was primarily due to proceeds received in the prior year from the forward gold sale arrangement ($169.8 million), settlement of derivatives ($17.9 million) and higher movements in non-cash working capital items and non-current ore stockpiles ($16.0 million), partially offset by higher earnings after non-cash adjustments ($189.4 million).

INVESTING ACTIVITIES

Net cash used in investing activities for 2020 was $246.2 million, up $96.4 million from the prior year. The increase was primarily due to the disposal of short-term investments in the prior year ($112.3 million) and higher spending on property, plant and equipment ($44.0 million), partially offset by proceeds on the establishment of the Rosebel UJV ($34.0 million) and proceeds from the sale of Sadiola ($25.0 million).

FINANCING ACTIVITIES

Net cash generated from financing activities for 2020 was $0.8 million, consistent with the prior year.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•

the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•

the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•

the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•

the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•

the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

GOLD CONTRACTS AND MARKET PRICE RISK

The Company’s primary source of revenue is gold. To manage the risk associated with the fluctuation in the price of gold, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry date:

•	the average gold spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•

the average gold spot price for the month is below the put strike price of the options purchased, the Company would exercise the put option contracts at prices more favourable than the prevailing market price;

•

the average gold spot price for the month is above the call strike price of the options sold, the Company would be obligated to settle the call option contracts at prices less favourable than the prevailing market price.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

SUMMARY OF HEDGE PORTFOLIO

At December 31, 2020, the Company’s outstanding hedge derivative contracts were as follows:

	2021	2022	2023	2024
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	252	210	185
Rate range[2] (USDCAD)	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
Hedge ratio	34%	27%	39%

Commodities[1,3,4]
Brent oil contracts (barrels)[5]	588	520	428	270
Contract price range ($/barrel of crude oil)	54 - 65	50 - 65	41 - 65	41 - 55
Hedge ratio	78%	69%	57%	37%

WTI oil contracts (barrels)[5]	580	573	473	270
Contract price range ($/barrel of crude oil)	31 - 62	45 - 62	36 - 60	38 - 50
Hedge ratio	99%	84%	74%	40%

Gold bullion contracts (ounces)[6]	192	18
Contract price range ($/ounce)	1,600 - 3,000	1,800 - 3,000

1	The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.
2

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

3

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

4

The Company executed Gold collar options, which consist of Gold put and call options with strike prices within the given range in 2021 and 2022. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.

5	Quantities of barrels are in thousands.
6	Quantities of ounces are in thousands.

During the fourth quarter 2020, the Company executed zero cost collar option contracts based on the Brent benchmark, in the range of $40.70 to $55.00 per barrel, for the period January 2023 to September 2024 to hedge attributable fuel consumption related to mining operations at Essakane. The Company also executed zero cost options relating to the WTI benchmark, in the range of $31.15 to $45.00 per barrel for 2021, and in the range of $36.10 to $50.00 per barrel for the period January 2023 to September 2024. These WTI hedges are attributed to fuel consumption related to mining operations at Rosebel.

Gold hedges were also executed for 2021 in the range of $1,600 to $2,800 per ounce on 78,040 ounces, for which a premium of $1.3 million was paid. Subsequent to year end, the Company added gold hedges for the first half of 2023 with a collar option at strike prices between $1,700 and $2,700 per ounce on 24,000 ounces. The premium paid for these options was $1.1 million.

Subsequent to year end, the Company added C$45 million of hedges to the Côté Gold Project for 2021 using forward contracts at a rate of $1.28.

RELATED PARTY TRANSACTIONS

RELATED PARTIES

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets prior to the sale of its interest in Sadiola:

	Years ended December 31,
	2020	2019	2018
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year	$—	$0.1	$0.1
Advances	0.1	0.2	0.3
Repayments	(0.1)	(0.3)	(0.3)

Balance, end of the year	$—	$—	$0.1

Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the year	$—	$14.0	$36.3
Advances	—	—	0.9
Repayments	—	(4.0)	(12.3)
Write downs	—	—	(10.9)
Reclassified to assets held for sale	—	(10.0)	—

Balance, end of the year	$—	$—	$14.0

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

The Company had an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and was to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance of $10.0 million was reclassified to assets held for sale at December 31, 2019.

During the year ended December 31, 2020, the Company received dividends of $8.2 million from Sadiola (December 31, 2019 - $2.1 million). This was recognized as a reduction of the investment in Sadiola as a result of the Company equity accounting for the investment. On December 30, 2020, the Company, together with joint venture partner AGA completed the sale of their collective interests in Sadiola.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2020	2019	2018
Salaries and other benefits	$5.7	$5.6	$7.1
Retirement benefits	6.1	—	—
Share-based payments	2.5	5.1	4.4

	$14.3	$10.7	$11.5

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2020	February 16, 2021
Common shares	475.3	475.3
Share options	4.7	4.7

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2020 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2020 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated financial statements are reflected in note 3 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2020.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company’s producing mines and at accredited regional laboratories for the Company’s exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as “measured,”

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

“indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators’ NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee.

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), a “Qualified Person” for the purposes of NI 43-101, is responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2020. Philippe Chabot, Eng. (Director, Mining, IAMGOLD Corporation), a “Qualified Person” for the purposes of NI 43-101, is responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2020.

The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 4 of the Company’s audited annual consolidated financial statements as at December 31, 2020.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. For a comprehensive discussion of these risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories and mine plan changes. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended December 31,			Years ended December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Net cash from operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	4.5	(8.4)	10.3	24.4	(12.3)	11.9
Inventories and non-current ore stockpiles	(13.3)	9.5	27.6	3.4	22.2	87.8
Accounts payable and accrued liabilities	(11.9)	(37.4)	(5.3)	(7.3)	(5.4)	(2.4)

Net cash from operating activities before changes in working capital	$108.0	$226.2	$55.7	$368.1	$367.5	$288.4

1	GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($/oz of gold)	2020	2019	2018	2020	2019	2018
Average realized gold price[1]	$1,865	$1,480	$1,233	$1,778	$1,397	$1,270
Total cash costs[2,3]	998	944	792	984	907	783

Gold margin	$867	$536	$441	$794	$490	$487

1	Refer to page 36 for calculation.
2	Refer to page 38 for calculation.
3	Consists of Essakane, Rosebel and Westwood on an attributable basis.

MINE-SITE FREE CASH FLOW

Mine-site free cash flow is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company’s ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

Mine-site free cash flow does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Net cash from operating activities	$128.7	$262.5	$23.1	$347.6	$363.0	$191.1
Adjusting items:
Operating cash flow used by non-mine site activities	10.8	(153.9)	15.9	78.3	(87.9)	95.3

Cash flow from operating mine sites	$139.5	$108.6	$39.0	$425.9	$275.1	$286.4

Capital expenditures for property, plant and equipment	$106.4	$61.4	$95.4	$292.7	$251.4	$300.9
Adjusting items:
Capital expenditures from development projects and corporate	(44.6)	(7.9)	(5.2)	(90.0)	(35.0)	(22.9)

Capital expenditure from operating mine-sites	$61.8	$53.5	$90.2	$202.7	$216.4	$278.0

Mine-site free cash flow	$77.7	$55.1	$(51.2)	$223.2	$58.7	$8.4

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Continuing operations
Revenues	$347.5	$293.4	$274.3	$1,241.7	$1,065.3	$1,111.0
Royalty revenues	—	—	(0.1)	—	—	(0.4)
By-product credit and other revenues	(0.6)	(0.9)	(1.0)	(3.1)	(2.4)	(3.7)

Revenues	$346.9	$292.5	$273.2	$1,238.6	$1,062.9	$1,106.9
Sales (000s oz)	185	198	222	696	761	872

Average realized gold price per ounce[1,2,3] ($/oz)	$1,865	$1,480	$1,233	$1,778	$1,397	$1,270

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2	Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood on an attributable basis.
3	A portion of Essakane’s sales were in euro and were affected by the EURUSD exchange rate.

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$84.9	$(274.6)	$(19.0)	$98.8	$(328.3)	$15.1

Adjusting items:
Loss on redemption of the 7% Senior Notes	—	—	—	22.5	—	—
Unrealized (gain) loss on embedded derivatives -prepayment options on Senior Notes	(4.2)	4.1	2.1	7.8	(11.3)	6.1
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	(3.6)	—	—	23.3	—	—
Realized and unrealized (gain) loss on warrants and time value of derivatives	—	(2.6)	(1.2)	12.4	(4.1)	3.0
Gain on establishment of the Rosebel UJV	—	—	—	(16.9)	—	—
Gain on sale of interest in Eastern Borosi property	—	—	—	(4.1)	—	—
Rosebel temporary suspension costs	—	—	—	16.0	—	—
COVID-19 expenses, net of subsidy[1]	4.2	—	—	22.0	—	—
Revised estimate for water tax settlement	—	—	—	7.2	—	—
Care and maintenance costs at Westwood[2]	14.6	—	—	19.8	—	—
Adjustment to depreciation and write-down of assets	1.0	0.6	1.6	2.0	10.7	17.9
Foreign exchange (gain) loss	(3.4)	(3.5)	4.1	(2.2)	4.1	13.6
Impairment charge, net of reversals	(45.8)	275.3	—	(45.8)	287.8	—
Changes in estimates of asset retirement obligations at closed sites	6.1	18.8	8.8	6.1	21.0	7.3
Normalization of costs	—	—	—	—	29.5	—
Restructuring costs	—	—	—	—	3.2	—
Reversal of stockpile impairment	—	(15.9)	—	—	(15.6)	—

	(31.1)	276.8	15.4	70.1	325.3	47.9

Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	53.8	2.2	(3.6)	168.9	(3.0)	63.0
Income taxes	(16.9)	(16.5)	(18.3)	(44.1)	(30.4)	(38.0)
Tax on foreign exchange translation of deferred income tax balances	(18.0)	5.1	3.1	(12.1)	3.1	(1.0)
Tax impact of adjusting items	9.2	25.7	0.2	(8.8)	14.9	(2.2)
Non-controlling interests	(9.0)	(12.7)	(2.2)	(16.2)	(14.6)	(8.5)

Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$19.1	$3.8	$(20.8)	$87.7	$(30.0)	$13.3

Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.04	$0.01	$(0.04)	$0.19	$(0.06)	$0.03

Including discontinued operations:
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$4.1	$(50.1)	$4.7	$4.1	$(39.3)	$3.2
Adjusted items:
Gain on sale of Sadiola	(4.1)	—	—	(4.1)	—	—
Impairment charge included in net loss from investment in incorporated joint ventures	—	36.3	—	—	36.3	—
Impairment of investment in Sadiola	—	9.4	—	—	9.4	—
Loss on investment in Yatela	—	—	—	—	5.3	—
Write down of loan receivable	—	—	—	—	—	10.9
Retrenchment expense at Joint Venture	—	—	—	—	—	2.4

	$—	$(4.4)	$4.7	$—	$11.7	$16.5

Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$19.1	$(0.6)	$(16.1)	$87.7	$(18.3)	$29.8

Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.04	$—	$(0.03)	$0.19	$(0.04)	$0.06

Basic weighted average number of common shares outstanding (millions)	474.7	468.4	466.6	472.6	468.0	466.5

1

COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses for the fourth quarter and year ended 2020 of $4.2 million and $22.0 million, respectively, are presented net of total subsidy received by the Company of $nil and $5.4 million, respectively,

2	Care and maintenance costs at Westwood does not include subsidy received by the Company of $1.2 million, which is included in COVID-19 expenses, net of subsidy.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

After adjusting reported net earnings for those items not considered representative of the Company’s core business or indicative of future operations, the Company had adjusted net earnings from continuing operations in the fourth quarter and year ended 2020 of $19.1 million and $87.7 million, respectively.

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The Company reports the measure for the Essakane, Rosebel and Westwood mines.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, except where noted)	2020	2019	2018	2020	2019	2018
Total Cash Costs
Cost of sales[1], excluding depreciation expense	$193.9	$179.4	$186.1	$734.7	$720.6	$708.7
Adjust for:
By-product credit, excluded from cost of sales	(0.6)	(0.9)	(0.4)	(3.1)	(2.4)	(2.2)
Stock movement	(0.5)	(4.1)	4.1	5.0	5.2	7.5
Revised estimate for water tax settlement	—	—	—	(7.2)	—	—
Time value of derivatives	—	—	—	(9.8)	—	—
Reversal of stockpile impairment	—	15.9	—	—	15.9	—
Normalization of costs	—	—	—	—	(20.9)	—
Other mining costs	(10.3)	(9.1)	(7.7)	(28.3)	(25.8)	(26.2)
Cost attributed to non-controlling interests[2]	(13.6)	(12.0)	(11.7)	(49.0)	(48.3)	(44.9)

	$(25.0)	$(10.2)	$(15.7)	$(92.4)	$(76.3)	$(65.8)

Total cash costs[3]	$168.9	$169.2	$170.4	$642.3	$644.3	$642.9
Total attributable gold production (000s oz)	169	179	216	653	710	821

Total cash costs[3,4] ($/oz)	$998	$944	$792	$984	$907	$783

1	As per note 38 of the Company’s annual consolidated financial statements.
2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3	Consists of Essakane, Rosebel and Westwood on an attributable basis.
4	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world’s leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended			Years ended
	December 31,			December 31,
($ millions, attributable, except where noted)	2020	2019	2018	2020	2019	2018
AISC
Cost of sales[1], excluding depreciation expense	$179.4	$167.6	$174.1	$682.4	$671.2	$661.8
Sustaining capital expenditures[1]	25.2	21.0	48.9	73.9	89.8	158.4
Sustaining lease principal payments	1.5	1.3	—	5.8	4.5	—
By-product credit, excluded from cost of sales	(0.5)	(1.0)	(0.4)	(3.0)	(2.4)	(2.1)
Revised estimate for water tax settlement	—	—	—	(6.5)	—	—
Time value of derivatives	—	—	—	(10.5)	—	—
Corporate general and administrative costs[2]	14.5	10.6	11.4	45.1	40.6	41.4
Environmental rehabilitation accretion and depreciation	2.1	2.0	1.8	8.1	8.6	7.7
Normalization of costs	—	—	—	—	(20.5)	—
Reversal of stockpile impairment	—	14.4	—	—	14.4	—

	$222.2	$215.9	$235.8	$795.3	$806.2	$867.2

Attributable gold sales (000s oz)	172	184	206	646	707	812
AISC[3,4] ($/oz)	$1,294	$1,175	$1,141	$1,232	$1,141	$1,068
AISC excluding by-product credit[3,4] ($/oz)	$1,298	$1,180	$1,144	$1,236	$1,144	$1,070

1

Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 38 of the annual consolidated financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 15 for 2020 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.
3	Consists of Essakane, Rosebel and Westwood on an attributable basis.
4	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION

ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2020

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2020

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Board of Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in Management’s Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information of the Company presented in Management’s Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board’s financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit and Finance Committee.

Gordon Stothart	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 17, 2021	February 17, 2021

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 45 of the consolidated financial statements.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Doyon Cash Generating Unit (CGU)

As discussed in Note 3(h) to the consolidated financial statements, the carrying amounts of the Company’s non-current assets are reviewed at each reporting date to determine whether there is any indication of impairment and if any such indicator exists, the Company performs an impairment test. As discussed in Note 30 to the consolidated financial statements, an indicator of impairment was identified for the Doyon CGU as a result of the placement of the underground operations on care and maintenance and the uncertainty regarding the impact of the October 30, 2020 seismic event on the life of mine plan. The Company estimated the recoverable amount of the Doyon CGU based on its fair value less cost of disposal. The Company used a discounted cash flow model derived from the most recent budget, five year plan and life of mine plan, adjusted where necessary to reflect the impact of the seismic event and updated with relevant macro-economic assumptions at December 31, 2020, plus the estimated fair value of known mineral resources not included in the discounted cash flow model.

We identified the assessment of the recoverable amount of the Doyon CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to estimate the recoverable amount of the Doyon CGU as minor changes in the key assumptions of future costs, future gold prices, foreign exchange rates, discount rate and fair value per ounce of known mineral resources not included in the life of mine plan could have had a significant effect on the Company’s estimate of the recoverable amount of the CGU. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the future cash flows.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included controls related to the determination of each of the key assumptions in the estimated recoverable amount and controls related to the determination of estimated mineral reserves and resources. We compared the future costs in the discounted cash flow model to technical reports and to actual historical costs incurred. We evaluated the Company’s estimate of mineral reserves and

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•

evaluating the future gold prices, foreign exchange rates and discount rate assumptions, by comparing to estimates that were independently developed using publicly available third party sources and data for comparable entities; and

•

assessing the fair value per ounce of known mineral resources not included in the life of mine plan, by comparing the assumptions to the implied value per ounce from comparable market transactions and the implied value per ounce of the mineral reserves and resources in the discounted cash flow model.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada

February 17, 2021

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of IAMGOLD Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada February 17, 2021

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	6	$941.5	$830.6
Short-term investments		6.0	6.1
Receivables and other current assets	8	120.7	72.2
Inventories	9	327.3	308.5
Assets classified as held for sale	11	—	45.6

		1,395.5	1,263.0

Non-current assets
Investment in associate	10	9.0	10.0
Property, plant and equipment	12	2,362.0	2,239.6
Exploration and evaluation assets	13	54.8	42.2
Restricted cash	7	38.6	28.1
Inventories	9	198.3	223.2
Other assets	14	96.1	56.0

		2,758.8	2,599.1

		$4,154.3	$3,862.1

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$244.7	$211.9
Income taxes payable		29.6	12.8
Current portion of provisions	15	6.7	4.8
Current portion of lease liabilities	16	18.0	13.4
Current portion of derivative liabilities	17	9.4	—
Current portion of long-term debt	19	7.9	4.6
Liabilities classified as held for sale	11	18.5	18.5

		334.8	266.0

Non-current liabilities
Deferred income tax liabilities	18	168.8	180.6
Provisions	15	388.0	374.6
Lease liabilities	16	48.8	45.4
Derivative liabilities	17	25.9	2.3
Long-term debt	19	458.7	403.9
Deferred revenue	20	179.8	170.5
Other liabilities		4.0	—

		1,274.0	1,177.3

		1,608.8	1,443.3

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares		2,710.8	2,686.8
Contributed surplus		60.6	54.0
Accumulated deficit		(307.9)	(350.2)
Accumulated other comprehensive loss		(5.3)	(44.5)

		2,458.2	2,346.1
Non-controlling interests		87.3	72.7

		2,545.5	2,418.8

Contingencies and commitments	15(b), 36
Subsequent events	39

		$4,154.3	$3,862.1

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board of Directors,

Donald K. Charter, Chairman	Gordon Stothart, Director

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2020	2019
Continuing Operations
Revenues		$1,241.7	$1,065.3
Cost of sales	28	991.4	995.7

Gross profit		250.3	69.6
General and administrative expenses	29	(46.8)	(42.0)
Exploration expenses		(27.9)	(34.5)
Impairment charges, net of reversal	30	45.8	(287.8)
Other expenses	31	(76.0)	(43.4)

Earnings (loss) from operations		145.4	(338.1)

Share of net loss from investment in associate, net of income taxes	10	(1.6)	(1.4)
Finance costs	32	(23.3)	(14.4)
Foreign exchange gain (loss)		2.2	(3.5)
Interest income, derivatives and other investment gains (losses)	33	(23.9)	29.1

Earnings (loss) before income taxes		98.8	(328.3)
Income taxes	18	(44.1)	(30.4)

Net earnings (loss) from continuing operations		54.7	(358.7)

Net earnings (loss) from discontinued operations	11	4.1	(39.3)

Net earnings (loss)		$58.8	$(398.0)

Net earnings (loss) from continuing operations attributable to
Equity holders of IAMGOLD Corporation		$38.5	$(373.3)
Non-controlling interests		16.2	14.6

Net earnings (loss) from continuing operations		$54.7	$(358.7)

Net earnings (loss) attributable to
Equity holders of IAMGOLD Corporation		$42.6	$(412.6)
Non-controlling interests		16.2	14.6

Net earnings (loss)		$58.8	$(398.0)

Attributable to equity holders of IAMGOLD Corporation

Weighted average number of common shares outstanding (in millions)
Basic	26	472.6	468.0
Diluted	26	478.0	468.0

Basic and diluted earnings (loss) per share from continuing operations ($ per share)	26	$0.08	$(0.80)

Basic and diluted earnings (loss) per share from discontinued operations ($ per share)	26	$0.01	$(0.08)

Basic and diluted earnings (loss) per share ($ per share)	26	$0.09	$(0.88)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2020	2019
Net earnings (loss)		$58.8	$(398.0)

Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		4.9	0.5
Net realized change in fair value of marketable securities	21(b)	(4.9)	(0.5)
Tax impact		(0.3)	0.1

		(0.3)	0.1

Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve
Effective portion of changes in fair value of cash flow hedges		18.8	5.3
Time value of options contracts excluded from hedge relationship		7.9	9.2
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)		10.0	(1.4)
Tax impact		0.2	(0.5)

		36.9	12.6

Currency translation adjustment	10	0.6	1.4

		37.5	14.0

Total other comprehensive income		37.2	14.1

Comprehensive income (loss)		$96.0	$(383.9)

Comprehensive income (loss) attributable to:
Equity holders of IAMGOLD Corporation		$79.8	$(398.5)
Non-controlling interests		16.2	14.6

Comprehensive income (loss)		$96.0	$(383.9)

Comprehensive income (loss) arises from:
Continuing operations		$91.9	$(344.6)
Discontinued operations		4.1	(39.3)

Comprehensive income (loss)		$96.0	$(383.9)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2020	2019
Common shares
Balance, beginning of the year		$2,686.8	$2,680.1
Issuance of common shares for share-based compensation		12.4	2.9
Issuance of common shares		11.6	3.8

Balance, end of the year		2,710.8	2,686.8

Contributed surplus
Balance, beginning of the year		54.0	48.2
Issuance of common shares for share-based compensation		(7.4)	(2.9)
Share-based compensation	27	11.7	9.2
Other		2.3	(0.5)

Balance, end of the year		60.6	54.0

Retained earnings (Accumulated deficit)
Balance, beginning of the year		(350.2)	63.1
IFRS 16 Leases transition adjustment		—	(0.5)

Adjusted balance, beginning of the year		(350.2)	62.6
Net loss attributable to equity holders of IAMGOLD Corporation		42.6	(412.6)
Other		(0.3)	(0.2)

Balance, end of the year		(307.9)	(350.2)

Accumulated other comprehensive loss
Marketable securities fair value reserve
Balance, beginning of the year		(31.9)	(32.0)
Net change in fair value of marketable securities, net of income taxes		(0.3)	0.1

Balance, end of the year		(32.2)	(31.9)

Cash flow hedge fair value reserve
Balance, beginning of the year		(9.5)	(22.3)
Net change in fair value of cash flow hedges recognized in property, plant and equipment	21(c)	2.0	0.2
Net change in fair value of cash flow hedges recognized in other comprehensive income (loss), net of income taxes		36.9	12.6

Balance, end of the year		29.4	(9.5)

Currency translation adjustment
Balance, beginning of the year		(3.1)	(4.5)
Change for the year	10	0.6	1.4

Balance, end of the year		(2.5)	(3.1)

Total accumulated other comprehensive loss		(5.3)	(44.5)

Equity attributable to equity holders of IAMGOLD Corporation		2,458.2	2,346.1

Non-controlling interests
Balance, beginning of the year		72.7	60.0
Net earnings attributable to non-controlling interests		16.2	14.6
Dividends to non-controlling interests		(1.9)	(1.9)
Transaction with equity holders		0.3	—

Balance, end of the year		87.3	72.7

		$2,545.5	$2,418.8

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2020	2019
Operating activities
Net earnings (loss)		$58.8	$(398.0)
Net loss from closed mines		7.4	27.4

Net earnings (loss) related to open mines		66.2	(370.6)
Adjustments for:
Finance costs	32	22.2	13.4
Depreciation expense		268.0	276.6
Impairment charges, net of reversal	30	(45.8)	287.8
Write-down (reversal of write-down) of inventories	9	5.7	(12.3)
Derivative (gain) loss	21	53.0	(18.6)
Income taxes	18	44.1	30.4
Gain on establishment of the Rosebel UJV	5	(16.9)	—
Gain on sale of Sadiola	11	(4.1)	—
Loss on redemption of 7% Senior Notes	19(b)	22.5	—
Other non-cash items	35(a)	(0.2)	38.6
Adjustments for cash items:
Proceeds from gold prepayment	20	—	169.8
Dividends from related parties	10, 11	8.2	2.1
Settlement of derivatives		(16.4)	1.5
Disbursements related to asset retirement obligations	15(a)	(0.3)	(0.3)
Other		—	(0.7)
Movements in non-cash working capital items and non-current ore stockpiles	35(b)	(20.5)	(4.5)

Cash from operating activities, before income taxes paid		385.7	413.2
Income taxes paid	18	(35.9)	(47.9)

Net cash from operating activities related to open mines		349.8	365.3
Net cash used in operating activities related to closed mines	35(c)	(2.2)	(2.3)

Net cash from operating activities		347.6	363.0

Investing activities related to open mines
Capital expenditures for property, plant and equipment		(292.1)	(248.1)
Capitalized borrowing costs	32	(24.5)	(23.0)
Disposal of short-term investments (net)		—	112.3
Capital expenditures for exploration and evaluation assets		(0.6)	(3.3)
Proceeds on the establishment of the Rosebel UJV	5	34.0	—
Proceeds from sale of Sadiola	11	25.0	—
Other investing activities	35(d)	12.0	12.3

Net cash used in investing activities related to open mines		(246.2)	(149.8)
Net cash used in investing activities related to closed mines		—	—

Net cash used in investing activities		(246.2)	(149.8)

Financing activities related to open mines
Interest paid	32	(6.9)	(7.5)
Payment of lease obligations	16	(16.5)	(6.8)
Dividends paid to non-controlling interests		(1.9)	(1.9)
Proceeds from Equipment Loan	19(c)	10.9	23.3
Repayment of Equipment Loan		(6.2)	(2.3)
Redemption of 7% Senior Notes	19(b)	(421.3)	—
Net proceeds from issuance of Senior Notes	19(a)	443.6	—
Common shares issued for cash on exercise of stock options		5.0	—
Other financing activities		(4.7)	(3.1)

Net cash from financing activities related to open mines		2.0	1.7
Net cash used in financing activities related to closed mines		(1.2)	(0.9)

Net cash from financing activities		0.8	0.8

Effects of exchange rate fluctuation on cash and cash equivalents		8.7	1.5

Increase in cash and cash equivalents		110.9	215.5
Cash and cash equivalents, beginning of the year		830.6	615.1

Cash and cash equivalents, end of the year		$941.5	$830.6

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada, M5H 2Y4.

The principal activities of the Company are the exploration, development and operation of gold mining properties.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

These consolidated financial statements of IAMGOLD and all of its subsidiaries, joint ventures and associate as at and for the years ended December 31, 2020 and 2019, have been prepared in accordance with IFRS as issued by the IASB.

These consolidated financial statements were prepared on a going concern basis. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.

These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 17, 2021.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 22.

(c)	Basis of consolidation

Subsidiaries, divisions and investments in joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2020	December 31, 2019	Type of Arrangement	Accounting Method
Essakane S.A.	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation

Rosebel Gold Mines N.V.[1]	Rosebel mine (Suriname)	95%	95%	Subsidiary	Consolidation

Doyon division including the Westwood mine	Doyon division (Canada)	100%	100%	Division	Consolidation

Côté Gold division[2]	Côté Gold Project (Canada)	70%	70%	Division	Proportionate share

IAMGOLD Boto S.A.[3]	Boto Gold Project (Senegal)	90%	—	Subsidiary	Consolidation

Euro Ressources S.A.	France	90%	90%	Subsidiary	Consolidation

Société d’Exploitation des Mines d’Or de Sadiola S.A.[4]	Sadiola mine (Mali)	—	41%	Incorporated joint venture	Equity accounting

Merrex Gold Inc.	Diakha-Siribaya Gold Project (Mali)	100%	100%	Subsidiary	Consolidation

1

On April 22, 2020, Rosebel Gold Mines N.V. (“Rosebel”) signed an Unincorporated Joint Venture (“Rosebel UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the Rosebel UJV Area of Interest, which includes Saramacca. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the Rosebel UJV on behalf of the Republic of Suriname (note 5).

2	The Company holds an undivided interest in the assets, liabilities, revenues and expenses of the Côté Gold division through an unincorporated joint venture.
3	In accordance with the provisions of the mining code, a 10% free-carried interest in IAMGOLD Boto S.A. was transferred to the republic of Senegal in August 2020.
4

As at December 31, 2019, equity accounting for the investment in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“Sadiola”) ceased as it met the criteria to be classified as held for sale and discontinued operations. The Company completed the sale of its interest in Sadiola on December 30, 2020 (note 11).

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(i)	Subsidiaries

Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

(ii)	Associate

An associate is an entity over which the Company has significant influence but neither control nor joint control. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% of voting rights but has the power to be actively involved and influence in policy decisions affecting the entity. The Company’s share of net assets and net income or loss of associate is accounted for in the consolidated financial statements using the equity method. The Company has concluded that it has significant influence over its investment in INV Metals Inc. (“INV Metals”) through the level of ownership of voting rights (note 10). The Company has assessed additional facts and circumstances, including voting rights and board appointments, and concluded that it does not control INV Metals.

Share of net losses from the associate is recognized in the consolidated financial statements until the carrying amount of the interest in the associate is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the associate’s operations or has made payments on behalf of the associate.

(iii)	Joint arrangements

Joint arrangements are those arrangements over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venture parties for financial and operating decisions. The Company’s significant joint arrangements consist of joint ventures, which are structured through separate legal entities. The financial results of joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases or investment is classified as held for sale, and are prepared for the same reporting period as the Company, using consistent accounting policies. There are no significant judgments and assumptions made in determining the existence of joint control of Sadiola.

Share of net losses from joint ventures are recognized in the consolidated financial statements until the carrying amount of the interest in the joint venture is reduced to nil. Thereafter, losses are recognized only to the extent that the Company has an obligation to fund the joint venture’s operations or has made payments on behalf of the joint venture.

Dividends received from the Company’s joint ventures are presented in the Company’s Consolidated statements of cash flows as operating activities.

(iv)	Unincorporated arrangements

The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return, and does not share joint control. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.

(d)	Functional and presentation currency

The functional currency of the Company’s subsidiaries and joint ventures is the U.S. dollar. The functional currency of the associate (INV Metals) is the Canadian dollar. The presentation currency of the Company’s consolidated financial statements is the U.S. dollar.

For the associate, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates. Foreign exchange gains or losses on translation are included in other comprehensive income (“OCI”). The cumulative amount of the exchange differences is presented as a separate component of equity until disposal of the foreign operation.

Transactions denominated in foreign currencies are translated into the entity’s functional currency as follows:

•	Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•	Deferred tax assets and liabilities are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

•

Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.

Exchange gains or losses on translation of transactions are included in the Consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through other comprehensive income, is recognized in OCI, the translation differences are also recognized in OCI.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint arrangements and associate in all periods presented in these consolidated financial statements.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, canceled or expired. Certain financial instruments are recorded at fair value in the Consolidated balance sheets. Refer to note 22 on fair value measurements.

(i)	Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss

Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at fair value through profit or loss and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (loss).

Amortized cost

Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.

Financial assets at fair value through other comprehensive income

The Company’s investments in equity marketable securities are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in other comprehensive income.

Non-derivative financial liabilities

Accounts payable, accrued liabilities, senior notes, equipment loan, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loan transaction costs is calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Non-hedge derivatives

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Derivative financial instruments at fair value through profit or loss, including embedded derivatives, requiring separation from its host contact, are recorded in the Consolidated balance sheets at fair value.

Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the Consolidated statements of earnings (loss) as non-hedge derivative gain or loss.

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(iii)	Hedge derivatives

The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in equity are removed and added to the carrying amount of the non-financial asset.

Any ineffective portion of a hedge relationship is recognized immediately in the Consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in other comprehensive income and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the Consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.

When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income. Amounts recognized in other comprehensive income are recognized in the Consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the Consolidated statements of earnings (loss).

If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Consolidated statements of earnings (loss) immediately.

(b)	Inventories

Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.

Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.

The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per ounce. Stockpiles are segregated between current and non-current inventories in the Consolidated balance sheets based on the period of planned usage.

The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

(c)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation, and for qualifying assets, borrowing costs.

The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

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2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the Consolidated statements of earnings (loss) in other expenses.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated statements of earnings (loss) as incurred.

Property, plant and equipment presented in the Consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.

(i)	Construction in progress

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 4(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from construction in progress assets and classified into the appropriate categories of property, plant and equipment and supplies inventories.

(ii)	Mining properties

Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.

(iii)	Stripping costs

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.

(iv)	Plant and equipment

Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

(d)	Depreciation

Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body’s mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. In 2020 and 2019, the Company has not incorporated any non-reserve material in its depreciation calculations on a units-of-production basis. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.

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2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.

Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.

Capitalized borrowing costs are depreciated over the useful life of the related asset.

Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.

(e)	Mineral exploration and evaluation expenditures

Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.

Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.

(f)	Other intangible assets

Other intangible assets pertain to the fair value of favourable supplier contracts related to a prior acquisition. The fair value was determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortized under the straight-line method based on the terms of each contract, which range from two to twenty years. Other intangible assets are classified in Other non-current assets in the Consolidated balance sheets.

(g)	Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“FVLCS”). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the Consolidated statement of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for investments in associate and incorporated joint ventures once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company’s Consolidated balance sheets.

A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated statement of earnings (loss).

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2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(h)	Impairment and reversal of impairment

(i)	Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.

An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a cash generating unit (“CGU”) for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.

The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the Consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.

In the absence of market related comparative information, the FVLCD is determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

(iii)	Investments in associate and incorporated joint ventures

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or incorporated joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and VIU. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in the Consolidated statement of earnings (loss) in the period in which the reversal occurs.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(i)	Asset retirement obligations

The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the Consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the Consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(j)	Other provisions

Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized.

Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.

(k)	Income taxes

(i)	Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current income taxes related to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the Consolidated balance sheets and tax bases.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent or venture and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:

•

When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary

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2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in Income taxes on the Consolidated statements of earnings (loss).

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income taxes related to items recognized directly in equity are recognized directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that future income tax rates will be consistent with current estimates.

(l)	Flow-through common shares

The Company recognizes flow-through common shares in equity based on the quoted market price of the existing shares on the date of issue. The difference between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred income tax impact is recorded as eligible expenditures are incurred.

(m)	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method. Under this method, share options whose exercise price is less than the average market price of the Company’s common shares, are assumed to be exercised and the proceeds used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under share options and restricted share units and repurchased from proceeds is included in the calculation of diluted earnings per share.

(n)	Share-based compensation

The Company has the following share-based compensation plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based compensation plans in respect to its employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the Consolidated statements of earnings (loss) and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.

The grant date fair value is based on the underlying market price of the shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.

Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.

The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

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2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(ii) Share	purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(o)	Revenue recognition

Revenues include sales of gold and by-products.

The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

(p)	Deferred revenue

Deferred revenue is recognized in the Consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the Consolidated statement of earnings (loss) when control has been transferred to the customer.

The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on deferred revenue is recognized in finance costs in the Consolidated statement of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.

The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

(q)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use (“ROU”) asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company presents ROU assets within Property, plant and equipment.

Short-term leases and leases of low-value assets

The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(r)	Segmented information

The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker (“CODM”) to make resource allocation decisions and assess their performance. The Company’s CODM is its Executive Committee. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.

In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be the Côté Gold Project, exploration

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2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

and evaluation and development and Corporate operating segments, which includes royalty interests located in Canada and investments in associate and joint ventures.

(s)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.

(i)	Mineral reserves and resources

Key sources of estimation uncertainty

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company’s LOM plans:

•	Capitalization and depreciation of stripping costs (note 3(c)(iii));

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));

•

Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;

•	Consideration of whether assets acquired meet the definition of a business or should be accounted for as an asset acquisition;

•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(h)(ii)); and

•	Estimates of the outlays and their timing for asset retirement obligations (note 3(i)).

(ii)	Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 30).

In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 9).

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Judgments made in relation to accounting policies

Both internal and external sources of information are required to be considered when determining whether an impairment indicator or indicator of a previous impairment has reversed may be present. Judgment is required around significant adverse changes in the business climate which may be indicators for impairment such as a significant decline in the asset’s market value, decline in resources and/or reserves as a result of geological re-assessment or change in timing of extraction of resources and/or reserves which would result in a change in the discounted cash flow obtained from the site, and lower metal prices or higher input cost prices than would have been expected since the most recent valuation of the site. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from successful development of the project or by sale.

(iii)	Derivative financial instruments

Judgments made in relation to accounting policies

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.

Key sources of estimation uncertainty

The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 21 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

(iv)	Provisions and recognition or not of a liability for loss contingencies

Judgments made in relation to accounting policies

Judgments are required to determine if a present obligation exists at the end of the reporting period and by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and asset retirement obligations (AROs). This includes assessment of how to account for obligations based on the most recent closure plans and environmental regulations.

Key sources of estimation uncertainty

Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 15(a).

(v)	Unincorporated arrangements

Judgments made in relation to accounting policies

The Company applies its judgment in the interpretation of relevant guidance under IFRS 11 Joint Arrangements to account for its interest in unincorporated arrangements (note 2(c)(iii) and note 5).

(vi)	Determination of deferred income tax assets

Key sources of estimation uncertainty

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. There is no certainty that future income tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings. For more information, refer to notes 3(k) and 18.

(vii)	Deferred revenue

Judgments made in relation to accounting policies

In assessing the accounting for the Company’s forward gold sale arrangement (note 20), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle this arrangement through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

4.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The following new accounting standards were not yet effective for the year ended December 31, 2020, and have not been applied in preparing these consolidated financial statements.

IAS 16, Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The extent of the impact of adoption of this standard has not yet been determined.

5.	SARAMACCA

As per the Mineral Agreement, as amended, Rosebel had an obligation to establish an unincorporated joint venture Rosebel UJV with the Republic of Suriname related to the concession areas within the Rosebel UJV Area of Interest (which includes Saramacca), whereby Rosebel would hold a 70% participating interest and the Republic of Suriname would acquire the remaining 30% participating interest on a fully paid basis.

On April 22, 2020, Rosebel signed a UJV agreement (the “Agreement”) with Staatsolie, which was designated by the Republic of Suriname to hold its 30% participating interest. The Rosebel UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Upon the establishment of the Rosebel UJV, Rosebel contributed the properties within the Rosebel UJV Area of Interest, including Saramacca, and Staatsolie acquired a 30% participating interest in the Rosebel UJV. Rosebel continues to hold a 70% participating interest in the Rosebel UJV.

Pursuant to the Agreement, Staatsolie was required to make an initial contribution equal to 30% of all operating and capital expenditures related to Saramacca, as well as 30% of all acquisition, exploration and development costs within the Rosebel UJV Area of Interest incurred by Rosebel up to March 31, 2020. At the time of signing the Agreement Staatsolie paid Rosebel an initial amount of $34.0 million toward an aggregate amount owing of $54.9 million. The remaining amount, in addition to ongoing operating and capital expenditures, will be paid out of Staatsolie’s gold entitlement from the Saramacca property until the outstanding amount is recovered. The remaining amount outstanding from Staatsolie is included in Receivables and other current assets (note 8).

Upon the establishment of the Rosebel UJV, the Company derecognized 30% of the assets and liabilities related to the Rosebel UJV Area of Interest and recorded a gain of $16.9 million, which has been included under Interest income and derivatives and other investment gains (losses) in the Consolidated statements of earnings (loss) (note 33).

The Company continues to control the Rosebel UJV. Judgment was applied by the Company in determining the appropriate accounting treatment for its undivided interest in the Rosebel UJV assets and liabilities, and, based on interpretation of guidance under IFRS 11 Joint Arrangements, the Company has accounted for the Rosebel UJV by recording its 70% share of assets, liabilities, revenues and expenses in these Consolidated financial statements.

The following table represents the Company’s 30% interest in the Rosebel UJV derecognized by the Company:

Carrying Amount	Notes
Property, plant and equipment	12	$35.2
Ore stockpiles		2.8

		$38.0

The following table represents the Company’s gain recorded on the derecognition of the 30% interest in the Rosebel UJV.

Gross consideration receivable from Staatsolie	$54.9
Derecognition of the 30% interest in the Rosebel UJV	(38.0)

Gain on establishment of the Rosebel UJV	$16.9

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

6.	CASH AND CASH EQUIVALENTS

	December 31, 2020	December 31, 2019
Cash	$920.9	$755.8
Short-term deposits with initial maturities of three months or less	20.6	74.8

	$941.5	$830.6

7.	RESTRICTED CASH

The Company had long-term restricted cash of $38.6 million as at December 31, 2020 (December 31, 2019 - $28.1 million), to guarantee the environmental indemnities related to the Essakane mine.

8.	RECEIVABLES AND OTHER CURRENT ASSETS

	Notes	December 31, 2020	December 31, 2019
Income taxes receivable		$8.3	$5.5
Receivables from governments[1]		56.7	39.1
Gold receivables		—	3.2
Receivable from Staatsolie	5	7.5	—
Receivable from Allied Gold Corporation	11	1.8	—
Deferred consideration from Allied Gold Corporation	11	1.2	—
Other receivables		5.2	3.6

Total receivables		80.7	51.4
Prepayment for other assets		—	0.2
Marketable securities and warrants	22(a)	—	4.5
Prepaid expenses		19.6	11.0
Derivatives	22(a)	20.4	5.1

		$120.7	$72.2

1	Receivables from governments relate primarily to value added tax.

9.	INVENTORIES

	December 31, 2020	December 31, 2019
Finished goods	$74.4	$68.2
Ore stockpiles	80.1	68.9
Mine supplies	172.8	171.4

	327.3	308.5
Non-current ore stockpiles	198.3	223.2

	$525.6	$531.7

For the year ended December 31, 2020, the Company recognized a net realizable value write-down in finished goods and ore stockpiles amounting to $nil (December 31, 2019 - reversal of $15.8 million).

For the year ended December 31, 2020, the Company recognized a write-down in mine supplies inventories amounting to $5.7 million (December 31, 2019 - $3.5 million).

For the year ended December 31, 2020, the Company recognized $nil and $nil, respectively, in Cost of sales for costs related to operating below normal capacity at Westwood (December 31, 2019 - $16.3 million) and Rosebel (December 31, 2019 - $13.2 million).

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

10.	INVESTMENT IN ASSOCIATE

The Company’s investment in joint venture, Yatela, is classified as held for sale as at December 31, 2020 and is presented as discontinued operations (note 11). As of the date of classification as held for sale, equity accounting for the investment ceased.

	Notes	INV Metals[1]	Sadiola[2]	Yatela[2]	Total
Balance, January 1, 2019		$5.0	$71.8	$—	$76.8
Purchase of additional common shares of associate[3]		5.0	—	—	5.0
Currency translation adjustment		1.4	—	—	1.4
Share of net earnings (loss), net of income taxes		(1.4)	(24.7)	0.1	(26.0)
Share of net earnings recorded as a reduction of the provision	11	—	—	(0.1)	(0.1)
Share of dividends received		—	(2.1)	—	(2.1)
Reclassification to assets and liabilities held for sale		—	(45.0)	—	(45.0)

Balance, December 31, 2019		10.0	—	—	10.0
Currency translation adjustment		0.6	—	—	0.6
Share of net loss, net of income taxes		(1.6)	—	—	(1.6)

Balance, December 31, 2020		$9.0	$—	$—	$9.0

1	IAMGOLD includes results based on the latest publicly available information.
2	The Company’s incorporated joint ventures are not publicly listed. The Company completed the sale of its interest in Sadiola on December 30, 2020.
3

Associate relates to INV Metals, a publicly traded company incorporated in Canada. The Company’s ownership interest in INV Metals as at December 31, 2020 was 35.5% (December 31, 2019 - 35.6%). The Company’s ownership interest in INV Metals decreased to 35.5% in the first quarter 2020 on the issuance of additional shares by INV Metals. On March 19, 2019, the Company participated in INV Metals’ common shares public equity offering and acquired an additional 1.6 million common shares of INV Metals at a price of C$0.65 per share for an aggregate amount of $0.8 million (C$1.1 million). This acquisition allowed the Company to maintain a 35.6% ownership interest in INV Metals. On October 28, 2019, the Company participated in INV Metals’ private placement of common shares and acquired an additional 13.9 million common shares of INV Metals at a price of C$0.40 per share for an aggregate amount of $4.2 million (C$5.6 million). This acquisition allowed the Company to maintain a 35.6% ownership interest in INV Metals.

Associate’s financial information as reported by INV Metals is summarized below:

	12 Months ended[1]
	2020	2019
Net loss	$(4.7)	$(2.8)
Other comprehensive income	0.5	1.2

Comprehensive loss	$(4.2)	$(1.6)

1	IAMGOLD includes results based on the latest 12 months of publicly available information.

11.	ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

Sadiola:

On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited (“AGA”), entered into an agreement to sell their collective 82% interests in Sadiola to Allied Gold Corp. (“Allied Gold”) for a cash consideration of $105 million ($52.5 million each to the Company and AGA), payable as follows:

•	$50 million upon the fulfillment or waiver of all conditions precedent and closing of the transaction (“Closing”);

•	Up to a further $5 million, payable 8 days after Closing, to the extent that the cash balance of Sadiola at Closing is greater than an agreed amount;

•	$25 million upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and

•	$25 million upon the production of a further 250,000 ounces from the SSP.

As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale. The Company’s anticipated share of the proceeds was less than the carrying amount of the Company’s investment in and receivable from Sadiola. This was considered by the Company to be an indicator of impairment for both the Sadiola assets and the Company’s investment in and receivable from Sadiola.

As a result, an assessment was performed and an impairment loss of $36.3 million, for the Company’s share of the impairment recognized by Sadiola for the difference between the FVLCD of Sadiola’s net assets and their carrying value, was recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019. The FVLCD was determined by calculating the fair value of the Company’s share of the consideration receivable from Allied Gold (level 3 of the fair value hierarchy). The fair value of the consideration comprised of $25.0 million cash receivable upon Closing, $2.5 million cash receivable after Closing, and $12.0 million being the fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

An impairment loss of $9.4 million, estimated as the difference between the carrying value of the investment ($38.9 million) and loan receivable ($10.0 million) and the FVLCD, was also recognized in Loss from discontinued operations in the Consolidated statements of earnings (loss) for the year ended December 31, 2019.

On December 30, 2020, the Company together with its joint venture partner AGA completed the sale of their collective interest in Sadiola (the “Transaction”). Pursuant to the Transaction and immediately prior to Closing, the Republic of Mali acquired a further 2% interest in Sadiola (1% each from the Company and AGA) (the “Republic Transaction”). Consequently, upon Closing, the Company and AGA each sold a 40% interest in Sadiola to Allied Gold.

Immediately prior to the Republic Transaction, a dividend of $20.0 million was declared and paid by Sadiola pro-rata to its shareholders. The Company and AGA each received a dividend of $8.2 million and the Republic of Mali received a dividend of $3.6 million.

Upon Closing, the Company and AGA received $50.0 million ($25.0 million each to the Company and AGA). In addition, on January 4, 2021, the Company and AGA received additional consideration of $3.6 million ($1.8 million each to the Company and AGA) based upon the amount by which the cash balance of Sadiola at April 30, 2020 was greater than the amount agreed pursuant to the agreement entered into by the Company and AGA with Allied Gold in December 2019.

Following Closing, the Company and AGA remain entitled to the following deferred consideration:

•	$25.0 million ($12.5 million each to the Company and AGA) upon the production of the first 250,000 ounces from the SSP (“milestone payment”)

•	$25.0 million ($12.5 million each to the Company and AGA) upon the production of a further 250,000 ounces from the SSP (“milestone payment”); and

•	$2.5 million ($1.25 million each to the Company and AGA) in the event a favourable settlement is achieved by Sadiola in ongoing litigation pending before the Malian courts (“litigation settlement”).

Upon disposal, the Company recognized a gain of $4.1 million, net of transaction costs as calculated below, which has been included in Loss from discontinued operations in the Consolidated statements of earnings (loss).

Year Ended December 31, 2020
Cash consideration upon Closing	$25.0
Additional consideration	1.8
Deferred consideration - milestone payments[1]	14.3
Deferred consideration - litigation settlement	1.2

$42.3

1.

Fair value ascribed to the payments contingent on reaching the production milestones. The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate (level 3 of the fair value hierarchy).

Year Ended December 31, 2020
Consideration	$42.3
Investment in Sadiola, net of dividend received	37.4

Gain on disposal	4.9
Transaction costs	(0.8)

$4.1

Yatela:

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), an entity jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Yatela, for consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a state entity, and also the creation of a dedicated state agency, notably in charge of Yatela mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The net carrying value of the investment in Yatela before classification as held for sale was in a liability position of ($13.2 million). A loss of $5.3 million as a result of writing down the carrying amount of the disposal group to its fair value less costs to sell was included in Loss from discontinued operations. The total carrying value of ($18.5 million) is presented as current liabilities held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.

Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).

	Notes	Assets held for sale - Sadiola	Liabilities held for sale - Yatela
Balance, December 31, 2018		$—	$—
Reclassification from Investments in associate and incorporated joint ventures	10	45.0	—
Reclassification from Other non-current assets	37	10.0	—
Reclassification from Provisions	15	—	(13.2)
Loss from discontinued operations		(9.4)	(5.3)

Balance, December 31, 2019		$45.6	$(18.5)
Share of dividend received		(8.2)	—
Derecognition of investment in Sadiola		(37.4)	—

Balance, December 31, 2020		$—	$(18.5)

Net earnings (loss) from discontinued operations is comprised of the following:

	Years ended December 31,
	2020	2019
Gain on disposal of Sadiola	$4.1	$—
Share of net loss, net of income taxes	—	(24.6)
Impairment charge	—	(9.4)
Loss on investment in Yatela	—	(5.3)

	$4.1	$(39.3)

Net cash from discontinued operations:

	Years ended December 31,
	2020	2019
Net cash from operating activities	$8.2	$2.1
Net cash from investing activities	$25.0	$4.1
Net cash from financing activities	$—	$—

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

12.	PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Cost
Balance, January 1, 2019	$515.1	$2,719.3	$1,920.2	$—	$5,154.6
Adoption of IFRS 16 Leases	—	—	—	8.5	8.5
Additions	137.4	100.1	105.7	19.7	362.9
Changes in asset retirement obligations	—	21.5	—	—	21.5
Disposals	—	—	(59.3)	(0.1)	(59.4)
Transfers within Property, plant and equipment	(157.5)	120.1	(2.6)	40.0	—
Transfers from Exploration and evaluation assets[1]	9.2	—	—	—	9.2

Balance, December 31, 2019	$504.2	$2,961.0	$1,964.0	$68.1	$5,497.3
Additions	164.2	130.4	70.0	26.1	390.7
Changes in asset retirement obligations	—	7.6	—	—	7.6
Disposals	—	—	(67.8)	(2.2)	(70.0)
Derecognition on the establishment of the Rosebel UJV	(2.0)	(32.1)	(1.3)	—	(35.4)
Transfers within Property, plant and equipment	(41.6)	39.7	1.7	0.2	—

Balance, December 31, 2020	$624.8	$3,106.6	$1,966.6	$92.2	$5,790.2

	Construction in progress	Mining properties	Plant and equipment	ROU Assets: Plant and equipment	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2019	$—	$1,609.6	$1,108.9	$—	$2,718.5
Depreciation expense[2]	—	167.9	132.8	5.8	306.5
Disposals	—	—	(52.8)	—	(52.8)
Impairment[3]	—	209.9	73.6	2.0	285.5
Transfers within Property, plant and equipment	—	—	(0.7)	0.7	—

Balance, December 31, 2019	$—	$1,987.4	$1,261.8	$8.5	$3,257.7
Depreciation expense[2]	—	143.3	127.8	12.5	283.6
Disposals	—	—	(65.5)	(1.6)	(67.1)
Derecognition on the establishment of the Rosebel UJV	—	(0.1)	(0.1)	—	(0.2)
Reversal of impairment[3]	—	(45.8)	—	—	(45.8)

Balance, December 31, 2020	$—	$2,084.8	$1,324.0	$19.4	$3,428.2

Carrying amount, December 31, 2019	$504.2	$973.6	$702.2	$59.6	$2,239.6

Carrying amount, December 31, 2020	$624.8	$1,021.8	$642.6	$72.8	$2,362.0

1	Refer to note 13.
2	Excludes depreciation expense related to Corporate assets included within Other non-current assets, which is included in General and administrative expenses.
3	Refer to note 30.

In 2020, capitalized borrowing costs attributable to qualifying assets associated with the Essakane, Rosebel and Westwood mines and the Côté Gold, Boto Gold and Saramacca Projects totaled $24.0 million (2019 - $23.1 million) at a weighted average interest rate of 6.42% (2019 - 7.18%).

As at December 31, 2020, mining properties included capitalized stripping costs of $230.8 million (December 31, 2019 - $211.3 million). Stripping costs of $86.0 million were capitalized during 2020 (2019 - $48.8 million), and $66.5 million were depreciated during 2020 (2019 - $77.4 million).

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

13.	EXPLORATION AND EVALUATION ASSETS

	Diakha- Siribaya Gold Project	Fayolle Property	Monster Lake Project	Other	Total
Balance, January 1, 2019	$36.6	$—	$2.5	$8.2	$47.3
Exploration and evaluation expenditures[1,2]	—	—	—	6.4	6.4
Transfers to Property, plant and equipment[3]	—	—	—	(9.2)	(9.2)
Impairment charge	—	—	—	(2.3)	(2.3)

Balance, December 31, 2019	$36.6	$—	$2.5	$3.1	$42.2
Acquired Exploration and evaluation assets[4,5]	—	7.3	5.3	—	12.6

Balance, December 31, 2020	$36.6	$7.3	$7.8	$3.1	$54.8

1

Other exploration and evaluation expenditures for the year ended December 31, 2019, included an option payment to Vanstar Mining Resources Inc. for the Nelligan exploration project of $1.8 million, in addition to $4.2 million in capitalized feasibility and other studies costs relating to the Boto Gold Project.

2	For the year ended December 31, 2019, borrowing costs attributable to Exploration and evaluation assets totaling $0.4 million were capitalized at a weighted average interest rate of 7.18%.
3

During the fourth quarter 2019, capitalized costs related to the Boto Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress (note 12).

4

During the second quarter 2020, the Company acquired the Fayolle Property from Monarch Gold Corporation in exchange for 1,851,145 common shares of IAMGOLD Corporation (note 24). The value of the share consideration of $6.7 million was capitalized to Exploration and evaluation assets. An additional fee of $0.6 million was capitalized for the year ended December 31, 2020.

5

During the fourth quarter 2020, the Company acquired the remaining 25% interest of the Monster Lake Project from Tomagold Corporation in exchange for 1,464,377 common shares of IAMGOLD Corporation (note 24), valued at $4.9 million, and a cash consideration of $0.4 million. The total value of the consideration of $5.3 million was capitalized to Exploration and evaluation assets.

As at December 31, 2019, the Boto Gold Project reached technical feasibility and commercial viability and was transferred to Property, plant and equipment - Construction in progress. An impairment test was performed as at December 31, 2019 for the Boto Gold Project and resulted in no impairment.

14.	OTHER NON-CURRENT ASSETS

	Notes	December 31, 2020	December 31, 2019
Marketable securities and warrants	22(a)	$16.4	$13.4
Deferred consideration from Allied Gold Corporation	11	14.3	—
Advances for the purchase of capital equipment		9.1	12.4
Income taxes receivable		9.3	16.6
Bond fund investments	22(a)	6.2	—
Royalty interests		5.6	5.6
Long-term prepayment[1]		4.3	4.6
Derivatives	22(a)	26.3	—
Other		4.6	3.4

		$96.1	$56.0

1

On March 6, 2017, the Company signed an agreement with a third-party for the construction of a solar power plant to deliver power to the Essakane mine for a period of 15 years upon commissioning for active use. The solar power plant was commissioned for active use on June 1, 2018. A prepayment of $4.9 million was made in 2017 towards the purchase of power in connection with the agreement, and for the year ended December 31, 2020, $0.3 million (year ended December 31, 2019 - $0.3 million) was utilized.

15.	PROVISIONS

	Notes	December 31, 2020	December 31, 2019
Asset retirement obligations	(a)	$380.0	$368.4
Other		14.7	11.0

		$394.7	$379.4

Current portion of provisions		$6.7	$4.8
Non-current provisions		388.0	374.6

		$394.7	$379.4

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(a)	Asset retirement obligations

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, changes in discount rates, changes in approved closure plans, changes in estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.

The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2020	2019
Balance, beginning of the year		$368.4	$327.6
Revision of estimated cash flows and discount rates:
Capitalized in Property, plant and equipment	12	7.6	21.5
Changes in asset retirement obligations at closed sites	31	6.1	21.0
Accretion expense	32	0.1	0.7
Disbursements		(2.2)	(2.4)

Balance, end of the year		$380.0	$368.4
Less current portion		(6.7)	(4.8)

Non-current portion		$373.3	$363.6

As at December 31, 2020, the Company had letters of credit in the amount of $1.7 million to guarantee certain environmental indemnities (December 31, 2019 - $0.4 million). In addition, the Company had restricted cash of $38.6 million (December 31, 2019 - $28.1 million) to guarantee the environmental indemnities related to the Essakane mine (note 7).

As at December 31, 2020, the Company had uncollateralized surety bonds outstanding of C$167.4 million ($131.2 million; December 31, 2019 - C$151.0 million ($116.5 million)) to guarantee the environmental indemnities related to the Doyon division. The increase was primarily due to the second and final installment for additional collateral requirements in the first quarter 2020 pursuant to the new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018 (note 19(d)).

As at December 31, 2020, the Company had uncollateralized surety bonds outstanding of C$47.9 million ($37.6 million; December 31, 2019 - C$47.9 million ($36.9 million)) to guarantee the environmental indemnities of the Côté Gold Project. The collateral requirements for the Côté Gold Project are pursuant to a closure plan approved by the Government of Ontario in the fourth quarter 2018 (note 19(d)).

As at December 31, 2020, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	C$[1]	$[1]
2021	$4.7	$3.1
2022	11.7	3.1
2023	16.9	—
2024	11.9	—
2025	3.1	—
2026 onwards	158.0	187.0

	$206.3	$193.2

1	Disbursements in US$ relate to the Essakane and Rosebel mines, and C$ disbursements relate to the Doyon division, including Westwood mine and other Canadian sites.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

As at December 31, 2020, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average real discount rates assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (C$)	Undiscounted Amounts Required ($)	Expected Timing of Payments
Rosebel mine	$—	$104.4	2021-2063
Essakane mine	—	88.8	2021-2073
Doyon division, including Westwood mine	198.6	—	2021-2053
Other Canadian sites	7.7	—	2021-2119

	$206.3	$193.2

(b)	Provisions for litigation claims and regulatory assessments

The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company completed an internal review and, at this stage, other than in respect of certain notification and other regulatory violations, the Company believes it will be in a position to vigorously defend the various allegations. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the final estimations of gold and silver contained in the carbon fines received by the third-party facility.

Since IAMGOLD Essakane has only been provided with a limited evidentiary basis for the allegations, no amounts have been recorded for any potential liability arising from the proceedings, as the Company cannot predict the outcome and any resulting penalties with any certainty.

16.	LEASES

	Years ended December 31,
	2020	2019
Balance, beginning of year	$58.8	$9.0
Reclassification of pre-existing finance leases upon adoption of IFRS 16	—	9.3
Additions	24.4	47.0
Interest expense	2.9	1.8
Foreign exchange impact	0.2	0.2
Principal lease payments	(16.5)	(6.8)
Interest payments	(3.0)	(1.7)

Balance, end of year	$66.8	$58.8

Current portion	$18.0	$13.4
Non-current portion	48.8	45.4

	$66.8	$58.8

Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.

Extension options

Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and resulted in some of the leases being short-term.

Short-term and low-value leases and variable lease payments

Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in Cost of sales or General and administrative expenses in the Consolidated statements of earnings (loss).

Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in Cost of sales or Exploration expenses in the Consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2020	2019
Amounts recognized in Statement of earnings (loss):
Short-term and low-value leases	$47.2	$23.7
Variable lease payments	$30.1	$26.8

17.	DERIVATIVE LIABILITIES

	Notes	December 31, 2020	December 31, 2019
Embedded derivative - Rosebel power purchase agreement[1]	22(a), (b)	$23.3	$—
Derivatives	22(a), (b)	12.0	2.3

		$35.3	$2.3

Current portion of derivative liabilities		$9.4	$—
Non-current portion of derivative liabilities		25.9	2.3

		$35.3	$2.3

1.

Rosebel has a power purchase agreement with the Government of Suriname. This agreement specifies both the quantity of power Rosebel is expected to purchase as well as the price per kilowatt hour. An embedded derivative exists in the Rosebel power purchase agreement as increases in electricity prices are linked to the price of gold. This embedded derivative is accounted for separately from the host contract at fair value through profit or loss as the economic characteristics and risks of the host contract and the embedded derivative are not closely related. The Company recognized an embedded derivative liability of $23.3 million as at December 31, 2020 due primarily to the forward price of gold exceeding the minimum price threshold set in the agreement.

18.	INCOME TAXES

The effective tax rates for the years ended December 31, 2020 and 2019 were 44.6% and (9.3%), respectively.

Income tax expenses/(recoveries) consisted of the following components:

	Years ended December 31,
	2020	2019
Current income taxes:
Canadian current income taxes	$2.9	$3.1
Foreign current income taxes	52.9	35.2

	55.8	38.3

Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	—	(22.6)
Foreign deferred income taxes - origination and reversal of temporary differences	(11.7)	14.7

	(11.7)	(7.9)

Total income tax expense	$44.1	$30.4

The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

These factors are illustrated below on all of the consolidated earnings before income taxes after applying a tax rate of 26.5%, reflecting the combined Canadian statutory corporate income tax rate which applies to the Company as a legal entity for the year ended December 31, 2020 and December 31, 2019:

	Years ended December 31,
	2020	2019
Earnings (loss) before income taxes	$98.8	$(328.3)
Income tax provision - 26.5%	$26.2	$(87.0)
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(9.0)	(14.4)
Permanent items that are not included in income / losses for tax purposes:
Non-deductible expenses	3.4	8.0
Income/(losses) not recognized for tax purposes	5.7	(0.9)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	3.0	(22.1)
Non-resident withholding tax	2.7	2.8
Under/(over) tax provisions	(0.5)	4.4
Other	(1.0)	0.3
Other adjustments:
Unrecognized recoveries in deferred tax provisions	25.1	137.1
Foreign exchange related to deferred income taxes	(12.1)	3.1
Other	0.6	(0.9)

Total income tax expense	$44.1	$30.4

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2020	2019
Deferred income tax assets:
Non-capital losses	$58.6	$22.5
Asset retirement obligations	1.2	—
Other assets	30.8	28.1

	90.6	50.6

Deferred income tax liabilities:
Property, plant and equipment	(225.6)	(197.1)
Royalty interests	(4.6)	(5.3)
Marketable securities	(0.2)	—
Inventory and Reserves	(18.5)	(26.4)
Other liabilities	(10.5)	(2.4)

	(259.4)	(231.2)

Net deferred income tax liabilities	$(168.8)	$(180.6)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(168.8)	(180.6)

	$(168.8)	$(180.6)

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Income tax expenses/(recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2020	2019
Unrealized change in fair value of marketable securities	$0.3	$(0.1)
Hedges	(0.2)	0.5

Total income taxes related to OCI	$0.1	$0.4

Unrecognized Deferred Income Tax Assets

As at December 31, 2020, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its Consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2020	2019
Non-capital losses	$886.1	$848.4
Net capital losses	77.7	83.0
Exploration and evaluation assets	638.3	567.0
Deduction for future mining duty taxes	13.5	10.5
Asset retirement obligations	186.5	182.9
Other deductible temporary differences	29.2	47.2

	$1,831.3	$1,739.0

The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2020, the non-capital loss carry forwards expire as follows:

Expiry Date	2021	2022	2023	2024	2025+	No Expiry	Total
Total unrecognized losses	$1.2	$2.0	$2.4	$2.8	$755.0	$122.7	$886.1

The Company has not recognized a deferred income tax liability on temporary differences of $717.0 million (December 31, 2019 - $626.9 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The 2020 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2019	Statements of earnings	Other comprehensive income	Other	December 31, 2020
Deferred income tax assets:
Non-capital losses	$22.5	$36.1	$—	$—	$58.6
Asset retirement obligations	—	1.2	—	—	1.2
Other assets	28.1	2.5	0.2	—	30.8

Deferred income tax liabilities:
Property, plant and equipment	(197.1)	(28.5)	—	—	(225.6)
Royalty interests	(5.3)	0.7	—	—	(4.6)
Marketable securities	—	0.1	(0.3)	—	(0.2)
Inventories and Reserves	(26.4)	7.9	—	—	(18.5)
Other liabilities	(2.4)	(8.3)	—	0.2	(10.5)

	$(180.6)	$11.7	$(0.1)	$0.2	$(168.8)

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The 2019 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2018	Statements of earnings	Other comprehensive income	Other	December 31, 2019
Deferred income tax assets:
Non-capital losses	$105.2	$(82.7)	$—	$—	$22.5
Asset retirement obligations	2.8	(2.8)	—	—	—
Other assets	31.2	(2.6)	(0.5)	—	28.1
Deferred income tax liabilities:
Property, plant and equipment	(273.5)	76.4	—	—	(197.1)
Royalty interests	(7.2)	1.9	—	—	(5.3)
Mining duties	(22.6)	22.6	—	—	—
Marketable securities	—	(0.1)	0.1	—	—
Inventories and Reserves	(21.5)	(4.9)	—	—	(26.4)
Other liabilities	(2.6)	0.1	—	0.1	(2.4)

	$(188.2)	$7.9	$(0.4)	$0.1	$(180.6)

19.	LONG-TERM DEBT AND CREDIT FACILITY

	Notes	December 31, 2020	December 31, 2019
5.75% Senior Notes	(a)	$438.6	$—
7% Senior Notes	(b)	—	388.1
Equipment Loans	(c)	28.0	20.4

		$466.6	$408.5

Current portion of long-term debt		$7.9	$4.6
Non-current portion of long-term debt		458.7	403.9

		$466.6	$408.5

(a)	5.75% Senior Notes (“Notes”)

On September 23, 2020, the Company completed the issuance of $450 million of Notes at face value due in 2028 with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by some of the Company’s subsidiaries.

The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

Prior to October 15, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest.

After October 15, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) and accrued and unpaid interest on the Notes up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2023 – 104.313%; 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.

Prior to October 15, 2023, using the cash proceeds from an equity offering, the Company may redeem up to 40% of the original aggregate principal amount of the Notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, up to the redemption date.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the Consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.

Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment options and is classified as a financial asset at fair value through profit or loss (“FVTPL”). The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s Consolidated statements of earnings (loss). The fair value of the embedded derivative as at December 31, 2020 was $8.4 million (note 22(a)).

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Under the indenture governing the Notes, if the Company makes certain asset sales it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the Notes at par in the manner described in the indenture.

The following are the contractual maturities related to the Notes, including interest payments:

	Payments due by period
Notes balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2020	$450.0	$658.7	$27.5	$51.8	$51.8	$527.6

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020 (December 31, 2019 – $nil). The carrying amount of the long-term debt also excludes the embedded derivative.

(b)	7% Senior Notes (“7% Notes”)

On March 16, 2017, the Company issued at face value $400 million of 7% Notes due in 2025 with an interest rate of 7% per annum. The 7% Notes were denominated in U.S. dollars and set to mature on April 15, 2025. Interest was payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The 7% Notes were guaranteed by some of the Company’s subsidiaries.

On September 8, 2020, the Company issued a notice to redeem its 7% Notes for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The resulting loss of $22.5 million was recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings (loss) (note 33).

(c)	Equipment Loans

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation (the “Equipment Loan”) with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.

On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa with an interest rate of 5.95% per annum (the “Equipment Loan”). The Equipment Loan, secured by certain mobile equipment, is due to mature on May 31, 2024 and is repayable in monthly installments beginning on June 30, 2020.

The loans are carried at amortized cost on the Consolidated balance sheets.

The following are the contractual maturities related to the Equipment Loans, including interest payments:

	Payments due by period
Equipment Loans balance as at	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-4 yrs	>4 yrs
December 31, 2020	$28.2	$31.3	$9.4	$17.9	$4.0	$—
December 31, 2019	$20.7	$23.3	$5.6	$10.5	$7.2	$—

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.2 million as at December 31, 2020 (December 31, 2019 – $0.3 million).

(d)	Credit facility

On February 26, 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.

The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which vary according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company’s real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company’s subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

distributions and financial covenants including Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), and Interest Coverage. The Company was in compliance with its credit facility covenants as at December 31, 2020.

As of December 31, 2020, letters of credit worth $1.7 million were drawn against the credit facility for the guarantee of certain environmental indemnities (December 31, 2019 - $0.4 million).

(e)	Uncollateralized surety bonds

As at December 31, 2020, C$215.3 million (December 31, 2020 - $168.8 million; December 31, 2019 - C$198.9 million, $153.4 million) of uncollateralized surety bonds were outstanding to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project (note 15(a)). The uncollateralized surety bonds were issued pursuant to arrangements with international insurance companies.

(f)	Performance bonds

As at December 31, 2020, performance bonds of C$39.1 million (December 31, 2020 - $30.7 million; December 31, 2019 - $nil) were outstanding to guarantee the Company’s obligations in accordance with section 36 of the Fisheries Act (Canada) and for the Connection and Cost Recovery Agreement related to the Côté Gold Project.

20.	DEFERRED REVENUE

On January 15, 2019, the Company entered into a forward gold sale arrangement (the “Arrangement”) with a syndicate of banks whereby the Company received a cash prepayment of $169.8 million in exchange for delivering 12,500 ounces of gold per month in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce.

The Arrangement has been accounted for as a contract in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayment has been recorded as deferred revenue in the Consolidated balance sheets and will be recognized as revenue when deliveries are made. The prepayment represents a payment of the floor price of $1,300 per ounce. If the spot price on delivery of the gold ounces exceeds $1,300 per ounce, the Company will receive the difference between the spot price and $1,300 per ounce in cash, capped at $1,500 per ounce, which also will be recognized as revenue when the gold is delivered.

An interest cost, representing the significant financing component of the cash prepayment, is recognized as part of finance costs.

The following table summarizes the change in deferred revenue:

	Notes
Balance, January 1, 2019		$—
Prepayment from customers		169.8
Finance costs	32	0.7

Balance, December 31, 2019		$170.5
Finance costs	32	9.3

Balance, December 31, 2020		$179.8

21.	FINANCIAL INSTRUMENTS

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

(i)	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company’s approach to managing this risk is to ensure that there is sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damages.

As at December 31, 2020, in addition to the available credit facility (note 19(d)), the Company’s cash and cash equivalents and short-term investments balance was $947.5 million (December 31, 2019 - $836.7 million). As at December 31, 2020, the Company had accounts payable and accrued liabilities of $244.7 million (December 31, 2019 - $211.9 million), total lease liabilities of $66.8 million (December 31, 2019 - $58.8 million), Senior Notes payable of $438.6 million (December 31, 2019 - $388.1 million) and Equipment Loans payable of $28.0 million (December 31, 2019 - $20.4 million).

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•	Monitor cash balances within each operating entity;

•	Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

•	Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.

The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within the following month.

Credit risk is also related to receivables from Staatsolie and governments. The receivables from governments primarily relate to value added tax. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts. Receivables from Staatsolie relate to the amount outstanding from Staatsolie, in addition to ongoing operating and capital expenditures, which will be paid out of Staatsolie’s gold entitlement from the Saramacca property and the Company monitors collection in line with the terms of the underlying agreements.

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.

(b)	Financial assets measured at fair value through other comprehensive income (loss)

Marketable securities fair value reserve

Share market price exposure risk is related to the fluctuation in the market price of marketable securities. The Company’s portfolio of marketable securities is not part of its core operations, and accordingly, gains and losses from these marketable securities are not representative of the Company’s performance during the year. Consequently, the Company has designated all of its investments in marketable securities to be measured at fair value through OCI. The Company’s portfolio of marketable securities is primarily focused on the mining sector and relates entirely to investments in equity securities.

	Years ended December 31,
	2020	2019
Proceeds from sale of marketable securities	$10.4	$10.2
Acquisition date fair value of marketable securities sold	(10.3)	(10.7)

Gain (loss) on sale of marketable securities recorded in OCI	0.1	(0.5)
Reduction in value of marketable securities	(5.0)	—

Net realized change in fair value of marketable securities	$(4.9)	$(0.5)

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

At December 31, 2020, the impact of an increase of 10% in the fair value of marketable securities and warrants would have resulted in an increase in unrealized gains, net of tax of $1.4 million that would have been included in OCI with no impact on net earnings (loss). The impact of a decrease in 10% in the fair value of marketable securities would have resulted in a decrease in unrealized gains, net of tax, of $1.4 million that would have been included in OCI with no impact on net earnings (loss).

(c)	Cash flow hedge fair value reserve

(i)	Hedge gain/loss

	Gain (loss) recognized in cash flow hedge reserve		(Gain) loss reclassified or adjusted from cash flow hedge reserve
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019
Exchange rate risk
Canadian dollar option contracts	$22.4	$0.7	$1.3	$—
Canadian dollar forward contracts	9.9	1.0	(1.0)	(0.4)
Euro option contracts	—	(1.4)	—	1.4
Crude oil option contracts	(13.5)	5.0	9.6	(2.2)
Gold bullion option contracts	—	—	—	—

	18.8	5.3	9.9	(1.2)
Time value of option contracts excluded from hedge relationship	(3.2)	9.2	13.3	—

	$15.6	$14.5	$23.2	$(1.2)

	(Gain) loss reclassified or adjusted from cash flow hedge reserve to:
	Year ended December 31, 2020	Year ended December 31, 2019
Consolidated balance sheets
Property, plant and equipment	$2.0	$0.2
Consolidated statements of earnings (loss)
Cost of sales	19.4	(1.2)
General and administrative expenses	1.8	(0.2)

Total	$23.2	$(1.2)

There was no hedge ineffectiveness for the years ended December 31, 2020 and 2019.

(ii)	Currency exchange rate risk

Movements in the Canadian dollar (C$) against the U.S. dollar ($) have a direct impact on the Company’s consolidated financial statements.

The Company manages its exposure to the Canadian dollar by executing option and forward contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.

The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging.

As at December 31, 2020, the Company’s outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2021	2022	2023	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (millions of C$)	252	210	185	647
Rate range ($/C$)[1]	1.30 -1.47	1.30 - 1.48	1.30 -1.46

1

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2021 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The table below sets out the fair value as at December 31, 2020, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2020	Increase of 10%	Decrease of 10%
Canadian dollar (C$)	$35.1	$89.5	$(4.3)

Additional information on hedging instruments and hedged forecast transactions related to currency exchange rate risk as at December 31, 2020 and December 31, 2019 is as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$26.2	$—	$23.8	$23.8	$(23.8)
Canadian dollar forward contracts	8.9	—	8.9	8.9	(8.9)

	$35.1	$—	$32.7	$32.7	$(32.7)

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Canadian dollar option contracts	$1.4	$—	$—	$—	$—
Canadian dollar forward contracts	—	—	0.1	0.1	(0.1)
Euro option contracts	—	—	(1.1)	(1.1)	1.1

	$1.4	$—	$(1.0)	$(1.0)	$1.0

(iii)	Oil and fuel market price risk

Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, and construction and development activities. Brent crude oil and West Texas Intermediate (“WTI”) crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impacts diesel and fuel oil costs. The Company established a hedging strategy to limit the impact of fluctuations in crude oil prices and to economically hedge future consumption of diesel and fuel oil at the Rosebel and Essakane mines. During the third quarter 2020, the Company established a hedging program to limit the impact of fluctuations in crude oil prices to economically hedge future consumption of diesel and fuel oil to be used in the construction and development of the Côté Gold Project. The Company has designated option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.

As at December 31, 2020, the Company’s outstanding crude oil derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss) and the Property, plant and equipment balance on the Consolidated balance sheets are as follows:

	2021	2022	2023	2024	Total
Brent crude oil option contracts (barrels)[1]	588	520	428	270	1,806
Option contracts with strike prices at ($/barrel)[2]	54 -65	50 -65	41 -65	41 -55
WTI crude oil option contracts (barrels)[1]	580	573	473	270	1,896
Option contracts with strike prices at ($/barrel)[2]	31 -62	45 -62	36 -60	38 -50

1	Quantities of barrels are in thousands.
2

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2024. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The table below sets out the fair value as at December 31, 2020, and what the fair value would have been based on an increase or a decrease of 10% of the price. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income as OCI.

	December 31, 2020	Increase of 10%	Decrease of 10%
Brent crude oil option contracts	$(5.9)	$(0.5)	$(14.3)
WTI crude oil option contracts	$(2.6)	$1.6	$(9.8)

Additional information on hedging instruments and hedged forecast transactions related to oil and fuel market price risk as at December 31, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.6	$(7.5)	$(3.4)	$(3.4)	$3.4
WTI crude oil option contracts	1.9	(4.5)	1.3	1.3	(1.3)

	$3.5	$(12.0)	$(2.1)	$(2.1)	$2.1

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Brent crude oil option contracts	$1.8	$(1.3)	$0.9	$0.9	$(0.9)
WTI crude oil option contracts	1.9	(1.0)	0.9	0.9	(0.9)

	$3.7	$(2.3)	$1.8	$1.8	$(1.8)

(iv)	Gold bullion market price risk

Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces.

During the third quarter 2020, the Company established a hedging program to manage its exposure to the gold spot price by executing option contracts. The Company’s objective is to hedge the exposure of forecasted gold bullion sales transactions to the uncertainty surrounding future fluctuations in the gold spot price.

The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales upon entering into gold option contracts during the third quarter 2020. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized.

As at December 31, 2020, the Company’s outstanding gold bullion derivative contracts, which qualified for hedge accounting, and the periods in which the cash flows are expected to occur and impact the Consolidated statements of earnings (loss), are as follows:

	2021	2022	Total
Gold bullion option contracts (ounces)[1]	192	18	210
Price range ($/ounce)[2]	1,600 - 3,000	1,800 - 3,000

1	Quantities of gold bullion are in thousands
2

The Company executed gold bullion collar options, which consist of put and call options with strike prices within the given range in 2021 through 2022. The Company will incur a gain from the difference between a lower market price and the put strike price. The Company will recognize a loss from the difference between a higher market price and the call strike price.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The table below sets out the fair value as at December 31, 2020, and what the fair value would have been based on an increase or decrease of 10% in the price of gold. The entire change in fair value would be recorded in the Consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2020	Increase of 10%	Decrease of 10%
Gold bullion option contracts	$8.1	$24.8	$0.7

Additional information on hedging instruments and hedged forecasted transactions related to gold bullion market price risk as at December 31, 2020 and December 31, 2019 was as follows:

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2020	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$8.1	$—	$—	$—	$—

	Carrying amount			Fair value changes used for calculating hedge ineffectiveness
As at December 31, 2019	Assets	Liabilities	Accumulated cash flow hedge fair value reserve (before tax)	Hedging instruments	Hedged items
Gold bullion option contracts	$—	$—	$—	$—	$—

(d)	Gain (loss) on non-hedge derivatives and warrants

Gains and losses on non-hedge derivatives, including embedded derivatives and warrants are included in Interest income, derivatives and other investment gains (losses) (note 33) in the Consolidated statement of earnings (loss).

These gains and losses relate to the Company’s fair value movements of the outstanding non-hedge derivative contract, the embedded derivative related to prepayment options for the Notes (note 19(a)), the embedded derivative related to the Rosebel power purchase agreement (note 17), and warrants associated with investments in marketable securities.

		Years ended December 31,
	Notes	2020	2019
Non-hedge derivative contract		$—	$0.1
Embedded derivative		(31.1)	11.3
Warrants and other		(0.7)	5.8

	33	$(31.8)	$17.2

22.	FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2019.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(a)	Financial assets and liabilities measured at fair value on a recurring basis

The Company’s fair values of financial assets and liabilities were as follows:

		December 31, 2020
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$941.5	$941.5	$—	$—	$941.5
Short-term investments	6.0	6.0	—	—	6.0
Restricted cash	38.6	38.6	—	—	38.6
Marketable securities and warrants	16.4	16.0	—	0.4	16.4
Bond fund investments	6.2	6.2	—	—	6.2
Deferred consideration	14.3	—	—	14.3	14.3
Derivatives
Currency contracts	35.1	—	35.1	—	35.1
Crude oil contracts	3.5	—	3.5	—	3.5
Gold bullion contracts	8.1	—	8.1	—	8.1
Embedded derivative - Prepayment options on 5.75% Senior Notes	8.4	—	8.4	—	8.4

	$1,078.1	$1,008.3	$55.1	$14.7	$1,078.1

Liabilities
Derivatives
Crude oil contracts	$(12.0)	$—	$(12.0)	$—	$(12.0)
Embedded derivative - Rosebel power purchase agreement	(23.3)	—	(23.3)	—	(23.3)
Long-term debt - 5.75% Senior Notes[1]	(454.2)	(460.4)	—	—	(460.4)
Long-term debt - Equipment Loans[2]	(28.2)	—	(28.9)	—	(28.9)

	$(517.7)	$(460.4)	$(64.2)	$—	$(524.6)

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020. The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.2 million as at December 31, 2020.

		December 31, 2019
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$830.6	$830.6	$—	$—	$830.6
Short-term investments	6.1	6.1	—	—	6.1
Restricted cash	28.1	28.1	—	—	28.1
Marketable securities and warrants	17.9	7.4	4.5	6.0	17.9
Derivatives
Currency contracts	1.4	—	1.4	—	1.4
Crude oil contracts	3.7	—	3.7	—	3.7
Embedded derivative - Prepayment options on 7% Senior Notes	12.0	—	12.0	—	12.0

	$899.8	$872.2	$21.6	$6.0	$899.8

Liabilities
Derivatives
Crude oil contracts	$(2.3)	$—	$(2.3)	$—	$(2.3)
Long-term debt - 7% Senior Notes[1]	(400.0)	(416.8)	—	—	(416.8)
Long-term debt - Equipment Loan[2]	(20.7)	—	(20.8)	—	(20.8)

	$(423.0)	$(416.8)	$(23.1)	$—	$(439.9)

1

The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $4.1 million as at December 31, 2019. The carrying amount of the long-term debt also excludes the embedded derivative.

2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loans of $0.3 million as at December 31, 2019.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(b)	Valuation techniques

Cash, cash equivalents, short-term investments and restricted cash

Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.

Marketable securities and warrants

The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of warrants included in Level 2 is obtained through the use of Black-Scholes pricing model, which uses share price inputs and volatility measurements. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.

Marketable securities included in level 3
Balance, December 31, 2019	$6.0
Reduction in value of marketable securities	(5.0)
Change in fair value reported in Other comprehensive income (loss), net of income taxes	(0.6)

Balance, December 31, 2020	$0.4

Bond fund investments

The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.

Embedded derivatives - Prepayment options on the Notes

The fair value of the embedded derivative as at December 31, 2020 was $8.4 million and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.

Embedded derivative - Rosebel power purchase agreement

The fair value of the embedded derivative on Rosebel’s power purchase agreement as at December 31, 2020 was

$23.3 million and is accounted for at FVTPL. Included in the power purchase agreement is a price escalator which results in increases in electricity prices linked to the price of gold. The valuation is based on the discounted estimated incremental cash flows above the baseline power price at the risk-free rate to determine the present value of the price escalator. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future gold price estimates. Valuation of the price escalator is therefore classified within Level 2 of the fair value hierarchy.

Senior Notes

The fair value of Senior Notes required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of the 5.75% Senior Notes as at December 31, 2020 was $460.4 million (7% Senior Notes: December 31, 2019 - $416.8 million).

Equipment Loans

The fair value of the Equipment Loans required to be disclosed is determined by applying a discount rate, reflecting the credit spread based on the Company’s credit rating to future cash flows and is therefore classified within Level 2 of the fair value hierarchy. The fair value of the Equipment Loans as at December 31, 2020 was $28.9 million (December 31, 2019 - $20.8 million).

Other financial assets and liabilities

The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

23.	CAPITAL MANAGEMENT

IAMGOLD’s objectives when managing capital are to:

•	Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, and long-term growth strategy;

•	Ensure the Company complies with its long-term debt covenants; and

•	Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2020	December 31, 2019
Cash and cash equivalents	6	$941.5	$830.6
Short-term investments		6.0	6.1

		$947.5	$836.7

Capital items:
Long-term debt - 5.75% Senior Notes[1]	19(a)	$450.0	$—
Long-term debt - 7% Senior Notes[2]	19(b)	—	400.0
Long-term debt - Equipment Loans[3]	19(c)	28.2	20.7
Credit facility available for use	19(d)	498.3	499.6
Common shares		2,710.8	2,686.8

		$3,687.3	$3,607.1

1	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $7.2 million as at December 31, 2020 (December 31, 2019 – $nil).
2	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Notes of $nil as at December 31, 2020 (December 31, 2019 – $4.1 million).
3	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of the Equipment Loan of $0.2 million as at December 31, 2020 (December 31, 2019 – $0.3 million).

The Company is in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, purchase or sell gold bullion or enter into forward gold sale arrangements.

The Senior Notes indenture contains a restriction on the use of proceeds from the sale of certain assets. Refer to note 19(a).

24.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Year ended December 31,
Number of common shares (in millions)	Notes	2020	2019
Outstanding, beginning of the year		469.0	466.8
Equity issuance	13	3.3	1.0
Issuance of shares for share-based compensation	27	3.0	1.2

Outstanding, end of the year		475.3	469.0

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

25.	NON-CONTROLLING INTERESTS

Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2020			December 31, 2019
	Essakane	Rosebel	Boto	Essakane	Rosebel
Percentage of voting rights held by non-controlling interests	10%	5%	10%	10%	5%

Accumulated non-controlling interest	$55.2	$27.3	$0.3	$42.6	$25.7
Net earnings attributable to non-controlling interests	$13.0	$1.6	$—	$12.8	$0.4
Dividends paid to non-controlling interests[1]	$0.5	$—	$—	$0.5	$—

1	For the year ended December 31, 2020, dividends paid to other non-controlling interests amounted to $1.4 million (December 31, 2019 – $1.4 million).

Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2020			December 31, 2019
	Essakane	Rosebel	Boto	Essakane	Rosebel
Current assets	$355.6	$304.5	$5.1	$297.4	$180.6
Non-current assets	975.1	697.6	25.3	958.3	756.0
Current liabilities	(130.6)	(92.0)	(7.4)	(109.2)	(81.0)
Non-current liabilities	(480.8)	(312.1)	(19.4)	(550.4)	(289.5)

Net assets	$719.3	$598.0	$3.6	$596.1	$566.1

	Year ended			Year ended
	December 31, 2020			December 31, 2019
Revenues	$715.0	$380.5	$—	$579.2	$352.5
Net earnings and other comprehensive income	$128.5	$31.8	$—	$130.4	$8.5

Net cash from operating activities	$252.0	$144.5	$(0.1)	$198.0	$53.3
Net cash used in investing activities	(120.3)	(19.4)	(14.3)	(104.5)	(83.3)
Net cash used in financing activities	(105.8)	(18.6)	19.4	(30.9)	(0.4)

Net increase (decrease) in cash and cash equivalents	$25.9	$106.5	$5.0	$62.6	$(30.4)

The Company’s ability to access or use the assets of Essakane and Rosebel to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Rosebel must be approved by the Rosebel Supervisory Board, which includes representation from the non-controlling interest.

26.	EARNINGS (LOSS) PER SHARE

	Years ended December 31,
	2020	2019
Numerator
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$38.5	$(373.3)
Net earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD	$4.1	$(39.3)
Net earnings (loss) attributable to equity holders of IAMGOLD	$42.6	$(412.6)

Denominator (in millions)
Weighted average number of common shares (basic)	472.6	468.0

Basic earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.08	$(0.80)
Basic earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(0.08)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.09	$(0.88)

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Diluted earnings (loss) per share computation

	Years ended December 31,
	2020	2019
Denominator (in millions)
Weighted average number of common shares (basic)	472.6	468.0
Dilutive effect of share options	0.4	—
Dilutive effect of full value award units	5.0	—

Weighted average number of common shares (diluted)	478.0	468.0

Diluted earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.08	$(0.80)
Diluted earnings (loss) from discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(0.08)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$0.09	$(0.88)

Equity instruments excluded from the computation of diluted loss per share, which could be dilutive in the future, were as follows:

	Years ended December 31,
(in millions)	2020	2019
Share options	3.3	7.5
Full value awards	—	5.3

	3.3	12.8

27.	SHARE-BASED COMPENSATION

	Years ended December 31,
	2020	2019
Share option award plan	$2.7	$2.4
Full value award plans	9.0	6.8

	$11.7	$9.2

(a)	Share option award plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over five years and expire no later than seven years from the grant date.

The reserve for share options has a maximum allotment of 25,505,624 common shares. As of December 31, 2020, the total number of shares in reserve was 9,666,571, of which, 4,723,741 were outstanding and 4,942,830 were unallocated.

	Year ended December 31, 2020		Year ended December 31, 2019
	Share options (in millions)	Weighted average exercise price (C$/ share)[1]	Share options (in millions)	Weighted average exercise price (C$/share)[1]
Outstanding, beginning of the year	7.5	$5.11	7.1	$6.15
Granted	—	—	1.4	4.74
Exercised	(1.8)	4.02	—	—
Forfeited	—	—	(0.2)	5.75
Expired	(1.0)	7.72	(0.8)	13.29

Outstanding, end of the year	4.7	$4.91	7.5	$5.11

Exercisable, end of the year	2.3	$4.59	3.9	$5.16

1	Exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2020 between the U.S. dollar and Canadian dollar was $0.7841/C$.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The following table summarizes information related to share options outstanding at December 31, 2020:

Range of Prices C$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$/share)
$1.01 - $5.00	2.6	3.2	$4.09
$5.01 - $10.00	2.1	3.6	$5.97

	4.7	3.4	$4.91

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2020	2019
Weighted average risk-free interest rate	—%	1.8%
Weighted average expected volatility[1]	—%	62.8%
Weighted average dividend yield	—%	0.0%
Weighted average expected life of options issued (years)	—	5.0
Weighted average grant-date fair value (C$per share)	$—	$2.54
Weighted average share price at grant date (C$per share)	$—	$4.74
Weighted average exercise price (C$per share)	$—	$4.74

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Full value award plans

(i)	Full value award reserve

The Company has a reserve for deferred share units, restricted share units and performance share units for employees and directors with a maximum allotment of 13,756,762 common shares. As of December 31, 2020, the total number of shares in reserve was 7,934,639, of which, 6,683,782 were outstanding and 1,250,857 were unallocated.

A summary of the status of the Company’s deferred share units and restricted share units issued to employees and directors under the full value award plan and changes during the year is presented below.

(in millions)	Years ended December 31,
	2020	2019
Outstanding, beginning of the year	5.3	5.2
Granted	3.2	2.0
Issued	(1.2)	(1.2)
Forfeited and withheld for tax	(0.6)	(0.7)

Outstanding, end of the year	6.7	5.3

(ii)	Summary of awards granted

Deferred share units

Effective January 1, 2017, directors can elect to receive the equity portion of their annual retainer in the form of deferred share units or restricted share units. Deferred share units vest at the end of each year and are released upon a director leaving the Board. The deferred share units are equity settled and have no cash settlement alternatives. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the deferred share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2020	2019
Weighted average risk-free interest rate	0.6%	1.9%
Weighted average expected volatility[1]	64.0%	44.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of deferred share units issued (years)	0.8	1.0
Weighted average grant-date fair value (C$per share)	$3.68	$5.01
Weighted average share price at grant date (C$per share)	$3.68	$5.01

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the units.

Restricted share units

Executive officers, directors and certain employees are granted restricted share units from the full value award reserve on an annual basis.

Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the restricted share units granted. The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2020	2019
Weighted average risk-free interest rate	0.5%	1.8%
Weighted average expected volatility[1]	54.0%	55.0%
Weighted average dividend yield	0.0%	0.0%
Weighted average expected life of restricted share units issued (years)	3.0	3.0
Weighted average grant-date fair value (C$per share)	$3.32	$4.73
Weighted average share price at grant date (C$per share)	$3.32	$4.73

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

Performance share units

Executive officers and certain employees are granted performance share units from the full value award reserve on an annual basis.

The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.

Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

The following were the inputs to the Monte Carlo model used in determining the fair value of the performance share units granted. The estimated fair value of the awards is expensed over their vesting period.

Year ended December 31,	2020
Risk-free interest rate	0.5%
Expected volatility[1]	53.8%
Dividend yield	0.0%
Expected life of performance share units issued (years)	3.0
Grant-date fair value (C$per share)	$3.23
Share price at grant date (C$per share)	$3.30

1	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the restricted share units.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

28.	COST OF SALES

	Years ended December 31,
	2020	2019
Operating costs[1]	$675.5	$672.0
Royalties	59.2	48.6
Depreciation expense[2]	256.7	275.1

	$991.4	$995.7

1	Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.

29.	GENERAL AND ADMINISTRATIVE EXPENSES

		Years ended December 31,
	Notes	2020	2019
Salaries		$24.2	$21.6
Director fees and expenses		1.1	1.1
Professional and consulting fees		5.2	5.3
Other administration costs		2.2	4.5
Share-based compensation		10.7	8.2
(Gain) loss on cash flow hedge	21(c)	1.8	(0.2)
Depreciation expense		1.6	1.5

		$46.8	$42.0

30.	IMPAIRMENT CHARGES, NET OF REVERSAL

	Years ended December 31,
	2020	2019
Doyon CGU[1]
Property, plant and equipment	$—	$395.0
Essakane CGU
Property, plant and equipment	(45.8)	(122.0)
Other
Property, plant and equipment[2]	—	12.5
Exploration and evaluation assets	—	2.3

	$(45.8)	$287.8

1	The Doyon CGU consists of the Doyon, Mouska, and Westwood mines.
2	Impairment of detox plant at the Essakane mine.

The Company performs impairment testing for its Property, plant and equipment and Exploration and evaluation assets when indications of potential impairment or reversal of previously recognized impairment are identified.

Doyon CGU

A seismic event occurred at the Company’s Westwood underground mine on October 30, 2020. As a result of the seismic event the Westwood underground operations were placed on care and maintenance and the underground workforce was temporarily reduced by approximately 70%. Although the Westwood mill was restarted shortly thereafter to commence processing stockpile and Grand Duc open pit ore, the cause of the seismic event continues to be under investigation while a business recovery plan for Westwood is being assessed. The Company plans to complete an updated life of mine plan for Westwood once the investigation of the seismic event and corresponding impact on the underground operations is completed during the third quarter 2021.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

The placement of the underground operations on care and maintenance and the uncertainty regarding the impact of the seismic event on the life of mine plan were considered by the Company to be an indicator of impairment for the Doyon CGU.

As a result, an assessment was performed for the Doyon CGU which resulted in no impairment.

Essakane CGU

As a result of the continued increase in the spot price of gold and the significant increase in analyst consensus for future gold prices, the Company increased its long-term gold price estimates as at December 31, 2020, which was considered to be an indicator of reversal of previously recognized impairment, as the gold price represented a significant change in the key inputs used to determine the Essakane CGU’s recoverable amount.

As a result, an assessment was performed for the Essakane CGU, and it was determined that the recoverable amount exceeded its carrying amount of $701.6 million. This resulted in a full reversal of the remaining provision for previously recognized impairment. A $45.8 million reversal of the previous impairment charge recorded in 2013 was recognized in the Consolidated statements of earnings (loss).

Determining FVLCD

The recoverable amounts of the CGUs were determined by calculating the FVLCD, which have been determined to be greater than VIU. The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD for the CGUs were life of mine production profiles, future gold prices, future foreign exchange rates, reserves and resources, discount rates, value of un-modeled mineralization and future capital and operating expenditures. The estimates of future cash flows for the Doyon CGU were based on the life of mine production profile derived from the most recent budget, five year plan, and life of mine plan, which is approximately 16 years, adjusted where necessary to reflect the impact of the seismic event. For the Essakane CGU, the estimates of future cash flows were derived from the most recent life of mine plan of approximately 9 years, which is based on management’s current best estimates of optimized mine and processing plans, future operating costs and capital expenditures.

Management estimated gold prices based on observable market data, including spot price and industry analyst’s forecast consensus. The Company used an estimated gold price of $1,850 per ounce for 2021, $1,750 per ounce for 2022 and 2023, $1,700 per ounce for 2024 and 2025, and $1,500 thereafter. Revenues and costs incurred in currencies other than the U.S dollar were translated to U.S. dollar equivalents using estimated foreign exchange rates based on observable market data from independent sources of economic data. The Company used an estimated U.S.$/Canadian $exchange rate of 1.30 for the first five years and 1.25 for 2026 and beyond and the Company used an estimated €/U.S.$exchange rate of 1.19 for all years.

The future cash flows used to calculate the FVLCD were discounted using a real weighted average cost of capital of 6.0% for the Doyon CGU and 7.0% for the Essakane CGU, which reflected specific market risk factors for the mines. Un-modeled mineralization for the CGUs was valued at $37 to $45 per ounce, based on recent market transactions.

31.	OTHER EXPENSES

		Years ended December 31,
	Notes	2020	2019
COVID-19 expenses[1]		$27.4	$—
Temporary suspension costs[2]		16.0	—
Care and maintenance costs[3]		18.6	—
Write-down of assets		2.5	6.6
Consulting costs		1.5	6.4
Changes in asset retirement obligations at closed sites	15(a)	6.1	21.0
Restructuring costs		—	3.2
Other		3.9	6.2

		$76.0	$43.4

1

COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19.

2	Temporary suspension costs pertain to the temporary work stoppage at Rosebel from June 12 to July 24, 2020.
3

Westwood mine was placed on care and maintenance on March 25, 2020 as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently, on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. Westwood mine was placed on care and maintenance following a seismic event which occurred on October 30, 2020. The underground mine operations are suspended pending the results of an investigation and while the business recovery plan is being assessed.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

32.	FINANCE COSTS

		Years ended December 31,
	Notes	2020	2019
Interest expense		$9.1	$8.1
Credit facility fees		4.8	4.9
Accretion expense - Gold prepayment	20	9.3	0.7
Accretion expense - Other		0.1	0.7

		$23.3	$14.4

Total interest paid during the year ended December 31, 2020 was $31.4 million (December 31, 2019 - $30.5 million). Interest paid relates to interest charges on Notes, credit facilities, the equipment loans and leases.

33.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

		Years ended December 31,
	Notes	2020	2019
Interest income		$8.9	$12.6
Gain (loss) on non-hedge derivatives and warrants	21(d)	(31.8)	17.2
Gain on establishment of the Rosebel UJV	5	16.9	—
Gain on sale of 70% interest in the Eastern Borosi property		4.1	—
Loss on redemption of 7% Senior Notes	19(b)	(22.5)	—
Other gains (losses)		0.5	(0.7)

		$(23.9)	$29.1

34.	EXPENSES BY NATURE

The following employee benefits expenses are included in cost of sales, general and administrative expenses, other expenses, and exploration expenses.

	Years ended December 31,
	2020	2019
Salaries, short-term incentives, and other benefits	$228.3	$203.9
Share-based compensation	11.5	8.8
Other	5.7	4.4

	$245.5	$217.1

35.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2020	2019
Share-based compensation	27	$11.7	$9.2
Write-down of assets		3.4	6.7
Gain on sale of 70% interest in Eastern Borosi property		(4.1)	—
Share of net loss from investments in associate and incorporated joint ventures, net of income taxes	10	1.6	26.1
Interest income	33	(8.9)	(12.6)
Impairment of investment in Sadiola	11	—	9.4
Effects of exchange rate fluctuation on cash and cash equivalents		(8.7)	(1.5)
Effect of exchange rate fluctuation on short-term investments		—	2.3
Effects of exchange rate fluctuation on restricted cash		(2.7)	0.5
Employee benefits		2.2	1.3
Other		5.3	(2.8)

		$(0.2)	$38.6

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(b)	Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2020	2019
Receivables and other current assets	$(24.4)	$12.3
Inventories and non-current ore stockpiles	(3.4)	(22.2)
Accounts payable and accrued liabilities	7.3	5.4

	$(20.5)	$(4.5)

(c)	Net cash used in operating activities related to closed mines

		Years ended December 31,
	Notes	2020	2019
Net loss from closed mines		$(7.4)	$(27.4)
Adjustments for:
Share of net loss from investments in associate and incorporated joint ventures, net of income taxes	10	—	(0.1)
Finance costs at closed mines	32	1.1	1.0
Changes in estimates of asset retirement obligations at closed sites	31	6.1	21.0
Loss on investment in Yatela	11	—	5.3
Movement in non-cash working capital at closed sites		(0.1)	—
Adjustments for cash items:
Disbursements related to asset retirement obligations at closed sites	15(a)	(1.9)	(2.1)

		$(2.2)	$(2.3)

(d)	Other investing activities

		Years ended December 31,
	Notes	2020	2019
Advances to Staatsolie		$(30.9)	$—
Repayment from Staatsolie		44.7	—
Disposal (acquisition) of investments		(2.2)	2.8
Interest received		7.1	12.5
Increase in restricted cash		(6.4)	(3.5)
Purchase of additional common shares of associate	10	—	(5.0)
Acquisition of exploration and evaluation assets		(0.4)	(1.8)
Repayment for other assets		0.2	2.8
Advances to related parties	37	(0.1)	(0.2)
Repayments from related parties	37	0.1	4.3
Other		(0.1)	0.4

		$12.0	$12.3

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(e)	Reconciliation of long-term debt arising from financing activities

	Equipment Loans	5.75% Senior Notes	7% Senior Notes	Total
Balance, January 1, 2019	$—	$—	$398.5	$398.5
Cash changes:
Proceeds from equipment loans	23.3	—	—	23.3
Deferred transaction costs	(0.3)	—	—	(0.3)
Repayments	(2.3)	—	—	(2.3)
Non-cash changes:
Amortization of deferred financing charges	—	—	0.9	0.9
Foreign currency translation	(0.3)	—	—	(0.3)
Change in fair value of embedded derivative	—	—	(11.3)	(11.3)

Balance, December 31, 2019	$20.4	$—	$388.1	$408.5
Cash changes:
Gross proceeds	10.9	450.0	—	460.9
Deferred transaction costs	—	(7.5)	—	(7.5)
Repayments	(6.2)	—	(421.3)	(427.5)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.3	0.5	0.9
Foreign currency translation	2.8	—	—	2.8
Change in fair value of embedded derivative	—	(4.2)	12.0	7.8
Loss on redemption	—	—	22.5	22.5
Other	—	—	(1.8)	(1.8)

Balance, December 31, 2020	$28.0	$438.6	$—	$466.6

36.	COMMITMENTS

	December 31, 2020	December 31, 2019
Purchase obligations	$120.3	$124.4
Capital expenditure obligations	400.6	42.0
Lease obligations	72.4	65.2

	$593.3	$231.6

(a)	Commitments – payments due by period

As at December 31, 2020	Total	<1 yr1	1-2 yrs[2]	3-4 yrs[3]	>4 yrs[4]
Purchase obligations	$120.3	$90.4	$20.2	$9.2	$0.5
Capital expenditure obligations	400.6	248.6	152.0	—	—
Lease obligations	72.4	21.1	34.6	15.1	1.6

	$593.3	$360.1	$206.8	$24.3	$2.1

1	Due over the period from January 1, 2021 to December 31, 2021.
2	Due over the period from January 1, 2022 to December 31, 2023.
3	Due over the period from January 1, 2024 to December 31, 2025.
4	Due from January 1, 2026 and beyond.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

(b)	Royalties included in Cost of sales

Production from certain mining operations is subject to third party royalties (included in the Cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2020	December 31, 2019
Essakane[1]	$36.8	$27.1
Rosebel[2]	22.4	21.5

	$59.2	$48.6

1

Royalty based on a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

2

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average market price determined by the London Gold Fix P.M. In addition, 0.25% of all minerals produced at Rosebel are payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

37.	RELATED PARTY TRANSACTIONS

(a)	Receivables and other current assets from related parties

The Company had the following related party transactions included in Receivables and other current assets and in Assets classified as held for sale in the Consolidated balance sheets prior to the sale of its interest in Sadiola (note 11):

		Years ended December 31,
	Notes	2020	2019
Sadiola and Yatela (Non-interest bearing)
Balance, beginning of the year		$—	$0.1
Advances		0.1	0.2
Repayments		(0.1)	(0.3)

Balance, end of the year		$—	$—

Sadiola Sulphide Project (LIBOR plus 2%)[1]
Balance, beginning of the year		$—	$14.0
Repayments		—	(4.0)
Reclassified to assets held for sale	11	—	(10.0)

Balance, end of the year		$—	$—

1

These advances were part of an extended loan agreement, reached in the fourth quarter of 2016, for the Sadiola Sulphide Project, and are to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow.

(b)	Compensation of key management personnel

Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2020	2019
Salaries and other benefits	$5.7	$5.6
Retirement benefits	6.1	—
Share-based payments	2.5	5.1

	$14.3	$10.7

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

38.	SEGMENTED INFORMATION

The Company’s gold mines are divided into geographic segments as follows:

•	Burkina Faso - Essakane mine;

•	Suriname - Rosebel mine and Saramacca pit;

•	Canada - Doyon division, including Westwood mine;

The Company’s non-gold segments are divided as follows:

•	Côté Gold Project;

•	Exploration and evaluation and development; and

•	Corporate - includes royalty interests located in Canada and investments in associate and incorporated joint ventures.

	December 31, 2020			December 31, 2019
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Burkina Faso	$976.9	$1,332.5	$284.4	$958.1	$1,255.6	$254.2
Suriname	698.5	1,003.4	399.0	756.1	938.5	360.8
Canada	331.7	349.0	205.9	315.4	338.9	203.7

Total gold mines excluding incorporated joint ventures	2,007.1	2,684.9	889.3	2,029.6	2,533.0	818.7
Côté Gold Project[1]	566.8	618.2	35.6	457.0	460.8	8.2
Exploration and evaluation and development	85.7	234.3	11.6	53.7	144.7	5.4
Corporate[2]	99.2	616.9	672.3	58.8	723.6	611.0

Total per consolidated financial statements	$2,758.8	$4,154.3	$1,608.8	$2,599.1	$3,862.1	$1,443.3

1

The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s CODM to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the “UJV”) as well as other financial information for Côté Gold outside of the UJV.

2	The carrying amount of the Investment in incorporated joint ventures is included in the corporate segment as non-current assets.

Year ended December 31, 2020

	Consolidated statements of earnings (loss) information
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations	Capital expenditures[4]
Gold mines
Burkina Faso	$715.0	$408.0	$166.7	$—	$—	$(45.8)	$14.8	$171.3	$113.7
Suriname	380.5	231.1	70.8	—	3.4	—	28.7	46.5	67.8
Canada	146.2	95.6	17.5	—	—	—	29.0	4.1	21.2

Total gold mines excluding incorporated joint ventures	1,241.7	734.7	255.0	—	3.4	(45.8)	72.5	221.9	202.7
Côté Gold Project[5]	—	—	—	—	2.7	—	—	(2.7)	73.1
Exploration and evaluation and development[6]	—	—	—	—	21.8	—	0.7	(22.5)	16.1
Corporate[7]	—	—	1.7	46.8	—	—	2.8	(51.3)	0.8

Total per consolidated financial statements	$1,241.7	$734.7	$256.7	$46.8	$27.9	$(45.8)	$76.0	$145.4	$292.7

1	Excludes depreciation expense.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4	Includes cash expenditures for Property, plant and equipment and Exploration and evaluation assets.
5

The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s CODM to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the “UJV”) as well as other financial information for Côté Gold outside of the UJV.

6	Closed site costs on Exploration and evaluation properties included in Other expenses.
7	Includes earnings from royalty interests.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

Year ended December 31, 2019

	Consolidated statements of earnings (loss) information
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment (Reversal)	Other	Earnings (loss) from operations	Capital expenditures[4]
Gold mines
Burkina Faso	$579.2	$365.4	$149.0	$—	$—	$(109.5)	$1.5	$172.8	$101.0
Suriname	352.5	255.8	70.6	—	3.7	—	3.9	18.5	83.7
Canada	133.6	99.4	48.1	—	—	395.0	27.8	(436.7)	31.7

Total gold mines excluding incorporated joint ventures	1,065.3	720.6	267.7	—	3.7	285.5	33.2	(245.4)	216.4
Côté Gold Project[5]	—	—	—	—	2.2	—	—	(2.2)	31.3
Exploration and evaluation and development[6]	—	—	—	—	28.6	—	0.3	(28.9)	—
Corporate[7]	—	—	7.4	42.0	—	2.3	9.9	(61.6)	3.7

Total per consolidated financial statements	$1,065.3	$720.6	$275.1	$42.0	$34.5	$287.8	$43.4	$(338.1)	$251.4

1	Excludes depreciation expense.
2	Depreciation expense excludes depreciation related to Corporate assets, which is included in General and administrative expenses.
3	Includes depreciation expense relating to Corporate and Exploration and evaluation assets.
4	Includes cash expenditures for Property, plant and equipment, Exploration and evaluation assets and finance lease payments.
5

The Côté Gold Project is considered a separate operating segment following the decision to proceed with construction as the financial information for the Project is reviewed regularly by the Company’s CODM to assess the performance of the Project and to make resource allocation decisions. The Project includes the financial information of the Côté Gold Unincorporated Joint Venture (the “UJV”) as well as other financial information for Côté Gold outside of the UJV.

6	Closed site costs on Exploration and evaluation properties included in Other expenses.
7	Includes earnings from royalty interests.

39.	SUBSEQUENT EVENTS

On January 12, 2021, the Company entered into an agreement to sell a royalty portfolio to Triple Flag Precious Metals Corp for up to $47.6 million. The royalty portfolio includes up to 39 royalties on various non-core exploration and development properties. The transaction has not been completed and is subject to customary closing conditions, a minimum value condition and, in certain instances, rights of first refusal. The transaction is expected to close during the first quarter of 2021.

On January 28, 2021, the Company participated in INV Metals’ private placement of common shares and acquired an additional 4.8 million common shares of INV Metals at a price of C$0.45 per share for an aggregate amount of $1.7 million (C$2.2 million). This acquisition allowed the Company to maintain a 35.5% ownership interest in INV Metals.

On February 12, 2021, the Company further amended the $500 million credit facility to primarily, among other things, extend the maturity date by two years to January 31, 2025 for $490 million of the available credit.

IAMGOLD CORPORATION

2020 CONSOLIDATED FINANCIAL STATEMENTS - DECEMBER 31, 2020

2020 MINERAL RESERVES AND RESOURCES

Mineral resources (“resources”) and mineral reserves (“reserves”) have been estimated as at December 31, 2020 and disclosed pursuant to Canadian securities regulatory requirements, specifically the requirements of National Instrument 43-101 (Standards of Disclosure for Mineral Projects) and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into “inferred,” “indicated” and “measured” based on the level of geological confidence in the mineralization, and reserves, into “probable” and “proven” upon at least a pre-feasibility study having been undertaken on the indicate and measured resources. Measured and indicated resources are inclusive of proven and probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves.

Cautionary Notes to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) limit disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in the Annual Report, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserves definitions established by the SEC. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. The term “contained gold ounces” used herein is not permitted under the rules of the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F filed with the SEC at http://www.sec.gov/edgar.shtml.

Gold Technical Information and Qualified Person/Quality Control Notes

Lisa Ragsdale, P.Geo (Director, Mining Geology, IAMGOLD Corporation), a Qualified Person (“QP”) for the purposes of National Instrument 43-101, is responsible for the review and approval of all mineral resource estimates contained herein, as at December 31, 2020. Philippe Chabot, Eng. (Director, Mining, IAMGOLD Corporation), a QP for the purposes of National Instrument 43-101, is responsible for the review and approval of all mineral reserve estimates contained herein, as at December 31, 2020. The technical information has been included herein with the consent and prior review of the above noted QP. The QP have verified the data disclosed, and data underlying the information or opinions contained herein.

GOLD MINERAL RESERVES1,2,6

100% BASIS		PROVEN			PROBABLE			PROVEN & PROBABLE
As at December 31, 2020	Location	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	Suriname	25,355	0.6	504	88,439	1.0	2,852	113,794	0.9	3,356
Saramacca	Suriname	627	0.5	11	23,217	1.9	1,430	23,844	1.9	1,441
Essakane	Burkina Faso	30,083	0.5	473	83,071	1.1	2,876	113,153	0.9	3,349
Westwood	Canada	426	8.0	109	3,527	4.6	517	3,953	4.9	626
Côté Gold	Canada	139,253	1.0	4,640	93,747	0.9	2,644	233,000	1.0	7,284
Boto Gold	Senegal	—	—	—	29,040	1.7	1,593	29,040	1.7	1,593

Total Reserves		195,744	0.9	5,737	321,041	1.2	11,912	516,785	1.1	17,650

ATTRIBUTABLE		PROVEN			PROBABLE			PROVEN & PROBABLE
As at December 31, 2020	IAMGOLD Interest	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	95%	24,087	0.6	479	84,017	1.0	2,709	108,105	0.9	3,188
Saramacca	66.5%	417	0.5	7	15,439	1.9	951	15,856	1.9	958
Essakane	90%	27,074	0.5	426	74,764	1.1	2,598	101,838	0.9	3,014
Westwood	100%	426	8.0	109	3,527	4.6	517	3,953	4.9	626
Côté Gold	64.75%	90,166	1.0	3,004	60,701	0.9	1,712	150,868	1.0	4,716
Boto Gold	90%	—	—	—	26,136	1.7	1,434	26,136	1.7	1,434

Total Attributable Reserves		142,171	0.9	4,026	264,585	1.2	9,912	406,755	1.1	13,937

IAMGOLD CORPORATION

2020 MINERAL RESERVES AND RESOURCES

2020 MINERAL RESERVES AND RESOURCES (CONTINUED)

MEASURED AND INDICATED GOLD MINERAL RESOURCES3,4,5,6

(Measured and Indicated Resources are inclusive of Proven and Probale reserves)

100% BASIS		MEASURED			INDICATED			MEASURED & INDICATED
As at December 31, 2020	Location	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	Suriname	30,979	0.6	626	242,789	0.9	7,278	273,768	0.9	7,904
Saramacca	Suriname	627	0.5	11	25,108	2.1	1,664	25,735	2.0	1,675
Essakane	Burkina Faso	30,023	0.5	473	110,433	1.1	3,781	140,456	0.9	4,254
Gossey	Burkina Faso	—	—	—	10,454	0.9	291	10,454	0.9	291
Westwood	Canada	907	13.2	384	6,299	6.1	1,240	7,206	7.0	1,624
Côté Gold	Canada	152,100	1.0	4,720	213,400	0.8	5,480	365,500	0.9	10,200
Boto Gold	Senegal	—	—	—	40,567	1.6	2,033	40,567	1.6	2,033
Pitangui	Brazil	—	—	—	3,330	4.4	470	3,330	4.4	470
Diakha-Siribaya	Mali	—	—	—	18,031	1.3	744	18,031	1.3	744

Total Resources		214,636	0.9	6,214	670,412	1.1	22,980	885,047	1.0	29,194

ATTRIBUTABLE		MEASURED			INDICATED			MEASURED & INDICATED
As at December 31, 2020	IAMGOLD Interest	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	95%	29,430	0.6	594	230,649	0.9	6,914	260,079	0.9	7,508
Saramacca	66.5%	417	0.5	7	16,697	2.1	1,106	17,114	0.2	1,113
Essakane	90%	27,021	0.5	426	99,390	1.1	3,403	126,411	0.9	3,829
Gossey	90%	—	—	—	9,409	0.9	262	9,409	0.9	262
Westwood	100%	907	13.2	384	6,299	6.1	1,240	7,206	7.0	1,624
Côté Gold	64.75%	98,485	1.0	3,056	138,177	0.8	3,548	236,662	0.9	6,604
Boto Gold	90%	—	—	—	36,510	1.6	1,830	36,510	1.6	1,830
Pitangui	100%	—	—	—	3,330	4.4	470	3,330	4.4	470
Diakha-Siribaya	90%	—	—	—	16,228	1.3	669	16,228	1.3	669

Total Attributable Resources		156,259	0.9	4,468	556,689	1.1	19,442	712,948	1.0	23,910

IAMGOLD CORPORATION

2020 MINERAL RESERVES AND RESOURCES

2020 MINERAL RESERVES AND RESOURCES (CONTINUED)

INFERRED GOLD MINERAL RESOURCES3,4,5,6

100% BASIS		INFERRED
As at December 31, 2020	Location	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	Suriname	62,889	0.9	1,766
Saramacca	Suriname	11,079	0.7	259
Essakane	Burkina Faso	10,262	1.1	352
Gossey	Burkina Faso	2,939	0.9	85
Westwood	Canada	7,071	8.0	1,809
Côté Gold	Canada	189,600	0.6	3,820
Boto Gold	Senegal	8,196	1.8	469
Pitangui	Brazil	3,559	3.8	433
Diakha-Siribaya	Mali	23,179	1.6	1,176
Nelligan	Canada	96,990	1.0	3,194
Monster Lake	Canada	1,110	12.1	433

Total Inferred Resources		416,874	1.0	13,796

ATTRIBUTABLE		INFERRED
As at December 31, 2020	IAMGOLD Interest	Tonnes (000s)	Grade (g/t)	Contained Ounces (000s)
Rosebel	95%	59,745	0.9	1,678
Saramacca	66.5%	7,368	0.7	172
Essakane	90%	9,236	1.1	317
Gossey	90%	2,645	0.9	77
Westwood	100%	7,071	8.0	1,809
Côté Gold	64.75%	122,766	0.6	2,473
Boto Gold	90%	7,376	1.8	422
Pitangui	100%	3,559	3.8	433
Diakha-Siribaya	90%	20,861	1.6	1,058
Nelligan	75%	72,743	1.0	2,396
Monster Lake	100%	1,110	12.1	433

Total Attributable Inferred Resources		314,479	1.1	11,268

Notes to Gold Mineral Reserves and Resources

[1]	Mineral reserves have been estimated at December 31, 2020 using a gold price of $1,200 per ounce for Rosebel, Saramacca, Essakane, Westwood, Côté Gold and Boto Gold.
[2]

The Grand Duc mineral reserve estimate is included in the Westwood mineral reserve estimate. The Grand Duc mineral reserves have been estimated using a 0.42 g/t Au cut-off grade and a gold price of $1,350/oz.

[3]

Mineral resources have been estimated at December 31, 2020, using a gold price of $1,500 per ounce for Rosebel, Saramacca, Essakane, Côté Gold, Boto Gold, Nelligan, Gossey, Monster Lake, and Diakha-Siribaya and Pitangui.

[4]

Westwood mineral resources have been estimated as of December 31, 2020 using a 5.5 g/t gold cut-off over a minimum width of 2.4 metres and have been estimated in accordance with NI 43-101. The Grand Duc mineral resources estimate is included in the Westwood mineral resources. Grand Duc mineral resources have been estimated using a 0.39 g/t Au cut-off grade and a gold price of $1,500/oz.

[5]

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[6]	Due to rounding, numbers presented may not add up precisely to the totals.

IAMGOLD CORPORATION

2020 MINERAL RESERVES AND RESOURCES

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR	INVESTOR INQUIRIES Indi Gopinathan
Computershare Trust Company of Canada	VP, Investor Relations & Corporate Communications
100 University Avenue 9th	T: 416 360 4743
Floor, North Tower
Toronto, Ontario M5J 2Y1	E: info@iamgold.com
T: 416 263 9200
TF: 1 800 564 6253	WEBSITE
www.computershare.com	www.iamgold.com
service@computershare.com

AUDITORS

KPMG LLP

SHARES LISTED

Toronto Stock Exchange:

Symbol: IMG

New York Stock Exchange:

Symbol: IAG

COMPANY FILINGS

www.sedar.com

www.sec.gov

SHARES ISSUED

At December 31, 2020

Total outstanding: 475.3 million

DIRECTORS AND OFFICERS

DIRECTORS*

Donald K. Charter[3,5]

Chairman, IAMGOLD Corporation

Toronto, Ontario

P. Gordon Stothart

President and Chief Executive Officer

Toronto, Ontario

Deborah J. Starkman[1]

Corporate Director

Toronto, Ontario

Anne Marie Toutant[4,5]

Corporate Director

Calgary, Alberta

Ronald P. Gagel[1,2,3]

Corporate Director

Oakville, Ontario

Richard Hall[2,4,5]

Corporate Director

Silverthorne, Colorado, U.S.

Mahendra Naik[1,2,6]

Corporate Director

Mississauga, Ontario

Timothy R. Snider[3,4,5]

Corporate Director

Tucson, Arizona, U.S.

Sybil E. Veenman[1,4,6]

Corporate Director

Toronto, Ontario

*   John E. Caldwell stepped down from the BOD in January 2021

[1]   Member of the Audit and Finance Committee

[2]   Member of the Human Resources and Compensation Committee

[3]   Member of the Nominating and Corporate Governance Committee

[4]   Member of the Safety, Environment and Reserves Committee

[5]   Member of the Côté Project Review Committee

[6]   Will not stand for re-election at the 2021 AGM

OFFICERS

P. Gordon Stothart

President and

Chief Executive Officer

Carol T. Banducci**

Executive Vice President and

Chief Financial Officer

Craig MacDougall

Executive Vice President, Growth

Bruno Lemelin

Senior Vice President, Operations & Projects

Benjamin R. Little

Senior Vice President,

Corporate Affairs, HSS & People

Timothy Bradburn

Senior Vice President, General Counsel & Corporate Secretary

Oumar Toguyeni

Senior Vice President, International Affairs & Sustainability

James Collie

Vice President and Corporate Controller

**   Succeeded by Daniella Dimitrov on March 29, 2021

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “budget”, “forecast”, “schedule”, “de-risking”, “anticipate”, “target”, “estimate”, “believe”, “prospective”, “significant”, “potential”, “significant potential”, “substantial”, “transformative”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, the failure to meet expected, estimated or planned gold production, or to accurately estimate mineral resources or mineral reserves, differences in the mineral content within the material identified as mineral resources or mineral reserves from that predicted, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at http:// www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

CORPORATE OFFICE IAMGOLD Corporation 401 Bay Street, Suite 3200 P.O. Box 153 Toronto, Ontario M5H 2Y4 Canada T: 416 360 4710 TF: 1 888 464 9999 F: 416 360 4750 REGIONAL OFFICE IAMGOLD Corporation 1111, rue Saint-Charles Ouest Tour Est, bureau 750 Longueuil, Quebec J4K 5G4 Canada T: 450 677 0040 TF: 1 866 677 0040 F: 450 677 3382 www.iamgold.com